As filed with the Securities and Exchange Commission on April 22, 2024.

Registration No. 333-275545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

Amendment No. 8 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
___________________________

Key Mining Corp.
(Exact name of registrant as specified in its charter)

___________________________

Delaware	1000	84-4768662
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

701 Brickell Avenue
Suite 1550
Miami, FL 33131
(786) 847 3320
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

___________________________

Cesar A. López Alarcón
Chief Executive Officer
Key Mining Corp.
701 Brickell Avenue
Suite 1550
Miami, FL 33131
(786) 847 3320
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________

Copies to:

Joseph Walsh Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10022 (212) 704-6000	Timothy I. Kahler 27 Oak Avenue Larchmont, NY 10538 (917) 842-7466	Peter Campitiello McCarter & English, LLP Worldwide Plaza 825 Eighth Avenue, 31st Floor New York, NY 10019 (732) 867-9741

___________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL 22, 2024

4,444,444 Shares
Common Stock

This is the initial public offering of shares of common stock of Key Mining Corp.

We are offering 4,444,444 shares of our common stock. Prior to this offering, there has been no public market for common stock. It is currently estimated that the initial public offering price per share will be $2.25.

We have applied to list our common stock on the NYSE American LLC, or NYSE American, under the trading symbol “KMCM”. No assurance can be given that our application will be approved. If our common stock is not approved for listing on the NYSE American, we will not consummate this offering.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

____________

(1)      We have also agreed to reimburse the representative of the underwriters for certain expenses and to provide the representative a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering. See the section titled “Underwriting” beginning on page 116 for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option for a period of 45 days to purchase up to 666,667 additional shares of common stock at the initial public offering price, less underwriting discounts and commissions. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions will be $            and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $            .

The underwriters expect to deliver the shares against payment in New York, New York on             , 2024.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

EF HUTTON LLC

Prospectus dated            , 2024

“Key Mining” the “Key Mining” logo, and other trademarks, trade names, or service marks of Key Mining Corp. appearing in this prospectus are the property of Key Mining Corp. All other trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, and results of operations may have changed since that date.

For investors outside the United States:    Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company,” “Key Mining,” and similar references refer to Key Mining Corp., the registrant on the cover page of the registration statement of which this prospectus forms a part.

Overview

We are an exploration stage mining company focused primarily on the development of two projects, both of which are located in the Atacama Region (also known as Region III) of the Republic of Chile. Our Cerro Blanco project, or the Cerro Blanco Project, is focused primarily on exploring for rutile from which high grade titanium dioxide (TiO2) can be processed. Our Fiel Rosita project, or the Fiel Rosita Project, is focused primarily on exploring for copper, and to a lesser extent, zinc.

Our Business Strategy

Our current business strategy is focused on the exploration for mineral deposits at the Cerro Blanco Project and at the Fiel Rosita Project. The Cerro Blanco Project has an emphasis on rutile from which high grade titanium dioxide (TiO2) can be processed, and the Fiel Rosita Project has a primary emphasis on copper (and to a lesser extent zinc and other metals). Both projects are located in the Atacama Region (also known as Region III) of the Republic of Chile.

We will require substantial additional financial resources outside of this offering, including amounts necessary to fund our planned exploration program at the Cerro Blanco Project (as described on page 72 of this prospectus under the heading “Properties — Exploration and Related Programs”), and to fund the progress payments, the mining claim maintenance fees and our planned exploration program with respect to the Fiel Rosita Project, including the exploration expenditures we must incur to satisfy a condition required under our Chilean subsidiary, Key Mining Corporation Chile SpA’s agreement relating to the Fiel Rosita Project. See “Business — SQM Exploration Agreement.” We intend to seek the necessary additional financing through the issuance of additional equity or debt securities (subject to the lock-up period described in the “Underwriting” section of this prospectus), but there can be no assurance that such financing will be available to us in sufficient amounts, on attractive terms, on a timely basis, or at all. See “Risk Factors — Financial Risks — We will require substantial additional capital to explore and/or develop our mineral properties and we may be unable to raise additional capital on favorable terms or at all” and “Risk Factors — Risks Relating to our Business — Maintaining our right to explore and develop the Fiel Rosita mineral project is conditioned upon our making substantial future payments; and if we fail to make such payments we could lose our rights in the project.”

We consider the focus of our business strategy to be justified because we believe the long-term prospects for the copper and titanium dioxide markets are strong, as described in more detail in the section titled “Business.”

Corporate Information

We are a holding company which was incorporated on February 18, 2020 in Delaware (referred to in this prospectus as our “inception”) under the name Tavros Gold Corp. On July 17, 2020, February 22, 2021, April 5, 2021 and August 8, 2023, we filed certificates of amendment to our certificate of incorporation with the Secretary of State of the State of Delaware changing our corporate name to TiO2 Minerals Corp., CopperEx Corp., Key Metals Corp. and Key Mining Corp. respectively.

We operate and control our business and affairs through our wholly owned subsidiaries: Key Mining Corporation Chile SpA, Gold Express Mines SpA and Cerro Blanco Titanium, Inc.

Our principal executive offices are located at 701 Brickell Avenue, Suite 1550, Miami, Florida 33131. The offices of our two subsidiaries in Chile are located at Alonso de Monroy 2677, Suite 602A, Vitacura, Santiago, Chile 630713. Our corporate website is www.keyminingcorp.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference and do not intend it to be an active link to our website.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” which appears below in this prospectus. These risks include, among others, the following:

•        We are an exploration stage mining issuer with a limited operating history, we currently do not operate any mines, and there is no assurance that we will ever produce minerals from any of our properties.

•        Maintaining our right to explore and develop our Fiel Rosita project is conditioned upon our making substantial future payments; and if we fail to make such payments we could lose our rights in the project.

•        All of our properties are in the exploration stage.

•        Inaccuracies of historical information with respect to our mineral projects could hinder our exploration plans.

•        Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

•        Suitable infrastructure may not be available or damage to existing infrastructure may occur.

•        A shortage of equipment and supplies and/or the time it takes such items to arrive at our Cerro Blanco and Fiel Rosita projects could adversely affect our ability to operate our business.

•        With respect to our Fiel Rosita project, the current owner of the mining claims (SQM) will have veto rights over matters that are relevant for the development of the project, including, without limitation, increasing capital, incurring debt, pledging any of the project’s mining claims as collateral for any obligation, or selling any of the claims.

•        We intend to rely on joint ventures or other third-party contracts to conduct key aspects of our operations.

•        We may fail to identify attractive acquisition candidates or fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

•        We rely on information technology systems which are subject to disruption, damage, failure and other risks.

•        Our success depends on developing and maintaining relationships with the local communities where we operate.

•        All of our material mining properties are currently based in Chile which makes us vulnerable to risks associated with operating in one major geographic area.

•        Changes in laws or regulations regarding mining concessions in Chile could increase our expenses.

•        Changes made to the Chilean Constitution and other Chilean laws could affect a range of mining and water rights, and such changes could adversely impact our business, financial condition and results of operations.

•        Our mineral projects are located in an area with a high risk of earthquakes.

•        Chile’s ratification of an international convention on rights of its indigenous and tribal peoples could impact our exploration and development activities.

•        We are and might be subject to new and upcoming labor laws and regulations in Chile and may be exposed to liabilities and potential costs for non-compliance.

•        Changes in the exchange rate between the Chilean Peso and the U.S. Dollar could have an adverse impact on our financial condition and results of operations.

•        Certain members of our board of directors and executive officers named in this prospectus are non-U.S. residents, and you may not be able to enforce civil liabilities against these persons.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:

•        presenting only two years of audited financial statements, in addition to any required unaudited interim financial statements, with a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•        not being required to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;

•        an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        presenting reduced disclosure about our executive compensation arrangements;

•        not being required to hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

•        extended transition periods for complying with new or revised accounting standards.

We have taken advantage of some of these reduced disclosure and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from our competitors that are public companies or other public companies in which you hold stock.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies.

We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	4,444,444 shares
Underwriters’ option to purchase additional shares of common stock	We have granted the underwriters a 45-day option to purchase up to 666,667 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions.
Common stock to be outstanding immediately after this offering	23,750,041 shares (24,416,708 shares if the underwriters exercise their over-allotment option in full).
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $8,350,000 (or approximately $9,730,000 if the underwriters exercise in full their option to purchase up to 666,667 additional shares of common stock), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund the payment and work requirements of our Fiel Rosita project, to fund the engineering and permitting of our Cerro Blanco project; and the remainder for working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Lock-up

We have agreed, subject to certain exceptions and without the approval of the representative of the underwriters, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of any of our securities for a period of 270 days following the closing of this offering.

Our directors, executive officers, and certain holders of 5% or more of our common stock prior to this offering have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 270 days following the closing of this offering.

See the section titled “Underwriting” for additional information.

Risk factors	See “Risk Factors” on page 12 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.
Proposed NYSE American symbol	KMCM

The number of shares of our common stock to be outstanding after this offering is based on 19,305,597 shares of common stock outstanding as of April 1, 2024 and excludes:

•        2,375,004 shares of our common stock reserved for future issuance under the 2023 Omnibus Incentive Compensation Plan, or the 2023 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the 2023 Plan.

•        712,501 shares of our common stock reserved for future issuance under the 2023 Employee Stock Purchase Plan, or the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the ESPP.

•        1,462,500 shares of common stock issuable upon the exercise of stock options outstanding as of April 1, 2024, with a weighted-average exercise price of $2.32 per share; and

•        3,631,720 shares of common stock issuable upon the exercise of warrants outstanding as of April 1, 2024, with a weighted-average exercise price of $1.89 per share.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•        no exercise of the outstanding options or warrants described above;

•        the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering;

•        a one for four reverse stock split of our common stock effected on January 24, 2024; and

•        no exercise by the underwriters of their over-allotment option to purchase up to 666,667 additional shares of our common stock.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical consolidated financial data as of, and for the period ended on, the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2023 and 2022 and the consolidated balance sheet data as of December 31, 2023 and 2022 from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The information related to our shares of common stock has been adjusted to reflect a one for four reverse stock split of our common stock effected on January 24, 2024. You should read the summary financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

Statement of Operations Data:

(in thousands, except share and per share data)

	Years Ended December 31,
	2023	2022

Revenues	$—	$—
Operating Expenses
Exploration expense	2,561	698
General and administrative	318	459
Professional fees	999	306
Officers’ and directors’ fees	551	915
Travel	436	249
Depreciation	19	6
Total operating expenses	4,884	2,633
Net loss	$4,914	$2,687

Per share information:
Net loss per common share, basic and diluted	$(0.30)	$(0.41)
Weighted-average shares of common stock outstanding, basic and diluted	16,375,445	6,610,833

Balance Sheet Data:

(in thousands)

	December 31,
(in thousands)	2023	2022

Balance Sheet Data:
Cash and cash equivalents	$753	$1,875
Certificate of deposit	1,000	—
Deposit and prepaids	192	11
Other receivable	23	—
Subscription receivable	—	22
Total current assets	1,967	1,908

Mineral interests	4,489	1,700
VAT receivable	313	26
Fixed assets	211	59
Accounts payable and accrued liabilities	245	64
Total equity	6,735	3,629

GLOSSARY OF MINING AND OTHER TERMS

Explanations of Measurements

In this prospectus, units of measurements may be presented using United States or metric systems. Conversion rates from United States to metric systems and from metric to United States systems are provided in the tables below. All currency amounts in this this prospectus are in United States dollars, unless otherwise indicated.

U.S. Unit	Equivalent Measure in Metric System
1 acre	0.4047 hectares
1 foot	0.3048 meters
1 mile	1.609 kilometers
1 ounce (troy)	31.103 grams
1 pound	0.4536 kilograms
1 ton	0.907 tonnes (i.e., “metric tons”)
Metric Unit	Equivalent Measure in U.S. System
1 hectare	2.47 acres
1 meter	3.28 feet
1 kilometer	0.62 miles
1 gram	0.032 ounces (troy)
1 kilogram	2.2046 pounds
1 tonne	1.102 tons

Glossary of Terms

“Albitized Gabbro” is gabbro with a mineral composition that was altered such that albite, a type of feldspar mineral, has become a dominant constituent.

“Anatase” means a crystalline mineral which is the most common naturally occurring form of TiO2 but which is less stable at high temperatures than rutile.

“BLM” means the United States Bureau of Land Management.

“Block Model” means a three-dimensional representation of the distribution of mineralization within a deposit which can be based on information from various sources including drilling results, soil samples from the surface or shallow subsurface, analyses of geological features, and geophysical surveys using various non-invasive technologies.

“Breccia” means angular clasts of various sizes that have been cemented together. Breccia typically form where rocks are broken apart and later re-cemented in areas of limited movement, such as near a fault zone, a steep mountainside or a volcanic area.

“Claim” means a legal right allowing its holder to conduct certain activities relating to mineralization within a defined area. In Chile, there are two types of claims, referred to as “exploration” and “exploitation” claims, each of which is defined elsewhere in this Glossary of Terms. In the United States, claims generally apply to land owned by the U.S. federal government and exist under a system established under the General Mining Law of 1872; such U.S. claims are administered by the BLM although certain states may oversee mining activities within their borders to ensure compliance with state laws and regulations. U.S. claims generally grant the holder the right to explore for and conduct mining operations at the claim site. Mining rights with respect to privately owned land in the United States are typically conveyed by means of leases. The holder of a claim, whether in Chile or the United States, may be required to obtain various permits in connection with certain exploration and extraction activities and must comply with applicable environmental laws.

“Clast” means a fragment of rock that is distinct from the surrounding rock and that was broken, transported, and deposited by various geological processes including erosion, weathering, and sedimentation.

“Copper Equivalent Cut-off Grade” means the threshold grade, typically expressed as a percentage, used to determine which parts of a mineral deposit are economically viable for extraction, taking into account multiple metals present in the deposit. Because mineral deposits often contain more than one type of metal, each with a different market value, a copper-equivalent cut-off grade allows for the evaluation of the economic potential of a deposit by expressing all metals present in the deposit in terms of their value-equivalent copper content. For example, in applying a two-tenths of one percent (0.20%) copper-equivalent cut-off grade to the gold present in a deposit, the amount of gold in the deposit must contribute value equivalent to what would be derived from a pure copper deposit with a 0.20% copper grade.

“Core Mapping” means the detailed examination and documentation of core samples obtained from drilling to gain insights into subsurface geology and potential mineralization.

“Core Sample” see “Drill Core.”

“Cut-off Grade” means a term used in S-K 1300 to describe the grade that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility).

“Deposit” means an accumulation of minerals.

“Development Stage Property” means a term used in S-K 1300 to describe a property that has mineral reserves disclosed but no material extraction.

“Diamond Drilling” means drilling a core sample with a drill bit that has industrial diamonds embedded in its cutting edge. Diamond drilling is considered a relatively accurate and reliable method for extracting core samples.

“Dioxide” means an oxide compound that contains two oxygen atoms. In mining, “dioxide” refers to mineralized rock in which some of the minerals, for example titanium, have combined with two oxygen atoms.

“Drill Core” means a cylindrical rock sample obtained by using a drilling tool that cuts a cylindrical core of rock from the subsurface.

“Exploitation Claim” (concesión de explotación) means a claim granted by the State of Chile to convey the exclusive right to establish mining operations and extract minerals for commercial purposes within a designated area. Exploitation claims do not have an expiration term, and their owners are required to pay an annual license fee in order to maintain their validity.

“Exploration Claim” (concesión de exploración) means a claim granted by the State of Chile to convey the exclusive right to explore for mineral resources within a designated area during a term of four years, upon the expiration of which its holder may apply for another term of four years (for which the holder must submit evidence of exploration work) or for an Exploitation Claim, in either case with respect to the original claim area.

“Exploration Stage Property” means a term used in S-K 1300 to describe a property that has no mineral reserves disclosed.

“Feasibility Study” means a term used in S-K 1300 to describe a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by S-K 1300, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

“Feedstock” means material used as an input for an industrial process including the process of refining for metals and minerals. In refining for titanium dioxide, common feedstocks are the minerals ilmenite and rutile, and to a lesser extent anatase, as well as leucoxene containing altered forms of the foregoing minerals. In refining for copper, common feedstocks are copper sulfide minerals such as chalcopyrite which is typically found in igneous rocks.

“Feldspar” means a group of rock-forming minerals that make up a significant portion of the Earth’s crust and that have an important role in the formation of many types of rocks, including igneous, metamorphic, and sedimentary rocks.

“Formation” means, in the context of geology or mining terms, a distinct layer of sedimentary or volcanic rock with similar physical, visual and other characteristics.

“Gabbro” is a coarse-grained, dark-colored, intrusive igneous rock.

“Grade” means the concentration of metal contained in mineralized material, which is often expressed in pounds per ton or kilograms per tonne for non-precious metals and in ounces per ton or grams per tonne for precious metals; “grade” is sometimes also expressed as a percentage which indicates the percentage that the weight of the metal content represents of the total weight of the mineralized material.

“Granite” means a common type of intrusive igneous rock, composed mainly of minerals like feldspar, that forms underground as magma cools and solidifies, leading to the formation of large mineral crystals within the rock.

“Hornfels” means fine-grained rock that has undergone mineralogical and textural changes as a result of contact metamorphism (i.e., the exposure of rocks to high temperatures and low pressures from a nearby heat source such as magma or lava).

“Igneous Rock” means rock formed from the cooling and solidification of magma.

“Ilmenite” means a mineral composed of iron titanium oxide (FeTiO3). Ilmenite is a significant source of titanium.

“Indicated Mineral Resource” means a term used in S-K 1300 to describe that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

“Inferred Mineral Resource” means a term used in S-K 1300 to describe that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

“Intrusion” means a type of igneous rock formation within the Earth’s crust that results from the injection of magma into pre-existing rock. As the magma cools it solidifies to form a new rock body which is referred to as an intrusion.

“Lava” means magma that has erupted onto the Earth’s surface.

“Lode Mining Claim” means a mining claim in the United States that grants the holder the right to explore for and extract minerals contained in a lode within the boundaries of the markers staked to establish the claim.

“Lode” means a mineral deposit within a hard rock formation.

“Magma” means molten (i.e., in a hot, liquid state) rock beneath the Earth’s surface.

“Measured Mineral Resource” means a term used in S-K 1300 to describe that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in S-K 1300, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

“Metamorphic Rock” means a type of rock resulting from a geological transformation (which typically occurs over time deep within the Earth’s crust and may be due to changes in temperature or pressure and/or from chemically active fluids) from a pre-existing rock (which may have been sedimentary, igneous, or other metamorphic rock) into new rock with a different mineral composition, texture, and/or structure.

“Mineralization” means the concentration of metals within a body of rock or the process by which such concentration occurs.

“Mineral Reserve” means a term used in S-K 1300 to describe an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of a qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

“Mineral Resource” means a term used in S-K 1300 to describe a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

“Mining” means the extraction of valuable geological materials from the Earth.

“NSR Royalty” means a royalty paid in respect of the net smelter return derived from a resource extraction operation; a net smelter return is typically determined as the gross revenue from the operation, less applicable processing, transportation, insurance, and other agreed upon costs.

“Open Pit” means a mine excavation open to the surface.

“Open Stope” means a mining method whereby the ore body is accessed through a network of dugout underground spaces (sometimes referred to as stopes) often in a series of horizontal levels that may vary in size and shape depending on the ore geometry and other factors, with the ore loosened by various methods including drilling, blasting, or mechanical excavation, and the broken ore transported to the surface for processing. After ore extraction, open stopes may be filled with waste material or a combination of waste and cement to help provide stability to the underground operations

“Outcrop” means that part of a geologic formation or structure that appears at the surface of the earth.

“Patented Mining Claim” means a mining claim in which the land is owned by the claim holder.

“Pluton” means a large, irregularly shaped and relatively deep igneous rock body formed by an intrusion.

“Porphyry Deposits” means, in the context of copper resources or reserves, large-tonnage, low-grade, hydrothermal copper sulfide occurrences that are distinguished by very large volumes of altered rock and that are found within porphyritic intrusions or breccia formation.

“PPM” means parts per million, or the number of units of a substance present in every million units of a sample such as a soil or rock sample. PPM may be expressed as milligrams per kilogram (mg/kg) or grams per ton (g/t), depending on the mass of the sample being analyzed.

“Pre-Feasibility Study” means a term used in S-K 1300 to describe a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.

“Probable Mineral Reserves” means a term used in S-K 1300 to describe the economically mineable part of an indicated and, in some cases, a measured mineral resource.

“Production Stage” means a term used in S-K 1300 to describe (i) in the context of a mineral property, a property with material extraction of mineral reserves and (ii) in the context of an issuer of securities (such as common stock), an issuer that is engaged in material extraction of mineral reserves on at least one material property.

“Proven Mineral Reserves” means a term used in S-K 1300 to describe the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

“Qualified Person” or “QP” means a term used in S-K 1300 to describe an individual who (1) is a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of us; and (2) is an eligible member or licensee in good standing of a recognized professional organization that meets certain criteria specified under S-K 1300.

“RDA” means Resource Development Associates, Inc., a third-party firm that employs a professional geologist whose education and experience satisfy the requirements of a qualified person and who prepared the Cerro Blanco Technical Report Summary and the Fiel Rosita Technical Report Summary.

“Reclamation” means the process of returning land to another use after mining is completed.

“Recovery” means that portion (usually expressed as a percentage) of the metal contained in mineralized material that is successfully extracted by processing.

“RC Drilling” means a drilling technique (also known as “reverse circulation drilling”) where the drill cuttings are combined with air or a mixture of air and water that is sent down the outer space of the drill pipe and then brought to the surface through the inner space of the drill pipe.

“Rutile” is a crystalline mineral which is a naturally occurring form of TiO₂. Rutile often occurs in igneous rocks such as granite and gabbro. When found in nature, rutile often contains other substances, such as iron, niobium, tantalum, vanadium, tungsten or tin, which must be processed out to derive a commercially high-grade titanium dioxide usable in various industrial applications.

“Sampling” means selecting a fractional part of a mineral deposit for analysis.

“Sediment” means solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the earth’s surface at ordinary temperatures in a loose, unconsolidated form.

“Sedimentary” means formed by the deposition of sediment.

“S-K 1300” means subpart 1300 of Regulation S-K, promulgated by the U.S. Securities and Exchange Commission, which sets forth the rules and regulations for disclosure by registrants engaged in the mining industry.

“Silicate Mineral” means a compound that contains silicon and oxygen as its basic building blocks, and also contains a metal such as aluminum, iron, magnesium, calcium, sodium, or potassium.

“Skarn” means a coarse-grained metamorphic rock composed of calcium-iron-magnesium-manganese-aluminum silicate minerals that typically form by the replacement of carbonate-bearing rock in connection with magmatic hydrothermal activity.

“Sphene” means a calcium-titanium silicate mineral (also known as “titanite”) that is a relatively rare but significant accessory mineral in a variety of rock types, including igneous, metamorphic, and some sedimentary rocks.

“Sulfide” means a compound of sulfur and a metallic element or elements.

“Tailings” means waste materials that remain from a mining operation after the desired minerals or metals are extracted from mineralized material. Tailings may include potentially harmful chemicals, and to avoid contamination of nearby soil and water tailings are sometimes stored in tailings ponds where, through evaporation and other methods, the water content of the tailings is reduced to make disposal safer.

“Trenching” means a preliminary exploration technique in which shallow trenches are cut in the Earth’s surface to expose and examine subsurface geological features, mineralization, or rock formations.

“Unpatented Lode Mining Claim” means a Lode Mining Claim in which the land is not owned by the claim holder but remains under federal or state ownership.

“Volcanic rock” means rock formed from magma that erupted and cooled on the Earth’s surface or shallow subsurface.

“Waste” means rock lacking sufficient grade and/or other characteristics of a desired metal or mineral.

RISK FACTORS

In addition to the other information contained in this prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements” and “Market and Other Industry Data,” you should carefully consider the following risk factors, together with all of the other information included in this prospectus, including the financial statements and notes to the financial statements included herein, before deciding whether to invest in our common stock. The risk factors described below disclose the material risks, but are not intended to be exhaustive, and do not describe all of the risks we are facing or may face in the future. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, financial condition, results of operations and prospects of, in which event the market price of our common stock could decline, and you could lose part or all of your investment. Additional risks not currently known to us or that we currently deem to be immaterial, or that are not identified because they are generally common to businesses, also may have a material adverse effect on our business, financial condition, results of operations or prospects. Moreover, investors should not interpret the disclosure of a risk to imply that the risk has not already materialized. We encourage you to carry out your own investigation with respect to our business, financial condition, results of operations and prospects.

Risks Related to our Business

We are an exploration stage mining company with a limited operating history, we currently do not operate any mines, and there is no assurance that we will ever produce minerals from any of our properties.

We are an exploration stage mining company, which means that we have no material property with mineral reserves disclosed. We do not currently operate any mines, and we do not have any direct or indirect interest in any active mining operations. Each of our two material mineral projects, Cerro Blanco and Fiel Rosita, is in an exploration stage and has never been mined for titanium dioxide or copper by us or by any prior owner. As a result, we have never produced revenue, and we have extremely limited operating history upon which to base estimates of future operating costs, capital expenditure needs, site remediation costs or other necessary investments. We have no experience in developing or operating a mine. We may never be able to develop and produce minerals from a commercially viable mineral property.

Advancing our mineral properties to the development stage (which the Securities and Exchange Commission, or SEC, defines as the preparation of mineral reserves for extraction) will require significant capital and time, and successful commercial production from any mines will be subject to the additional risks associated with developing and establishing new mining operations and business enterprises including:

•        completing feasibility studies to verify reserves and commercial viability, including the ability to find sufficient mineralization to support a commercial mining operation;

•        obtaining the financial resources to fund further exploration, permitting and construction of infrastructure, mining, refining and other processing facilities and equipment at our two projects in Chile, including the substantial work requirements and payments (aggregating more than $30,000,000, of which to date approximately $1,515,829 has been expended) which are conditions to forming a joint venture under our agreement with Sociedad Química y Minera de Chile S.A., or SQM, with respect to our Fiel Rosita property;

•        the availability of drilling and other mining and processing equipment;

•        compliance with environmental and other governmental approval and permit requirements;

•        potential opposition from non-governmental organizations, local groups or local inhabitants that may delay or prevent development activities;

•        potential increases in exploration, construction, and operating costs due to changes in the cost of fuel, water, power, materials, and supplies;

•        potential shortages of mineral processing, construction, and other facilities and related supplies; and

•        potential shortages of properly trained and experienced exploration personnel, skilled labor and other personnel.

Accordingly, we may not be able to successfully complete our planned exploration activities, establish mining operations or profitably produce minerals at any of our current or future properties.

Maintaining our right with respect to the Fiel Rosita project is conditioned upon our making substantial future payments; and if we fail to make such payments we could lose our rights in the project.

Maintaining our exploration right in the Fiel Rosita project and our right to become an 80% partner in a Chilean entity to be formed with SQM for the purpose of exploiting the metallic mineral substances at the Fiel Rosita project is subject to continued satisfaction of certain conditions specified in the SQM Exploration Agreement. Those conditions include requirements that we (i) make cash payments to SQM in annual installments through December 2027 which total $10.0 million in the aggregate (of which we have previously paid $375,000), (ii) reimburse SQM for annual maintenance fees with respect to the applicable mining claims and (iii) incur minimum exploration expenditures totaling $20.0 million in the aggregate (of which we have previously incurred approximately $1,140,829 as of September 30, 2023). See “Business — The SQM Exploration Agreement — General.”

The current version of the SQM Exploration Agreement requires that KM Chile incur the $20.0 million of exploration expenditures in annual amounts scheduled to be completed by December 31, 2027. Under the original SQM Exploration Agreement dated as of August 30, 2021, the amount of exploration expenditures specified for 2022 was $500,000. However, we incurred only $325,281 of exploration expenditures during 2022, and we elected to exercise the one-time right under the SQM Exploration Agreement to increase the exploration expenditures for the following period (2023) by the 2022 deficiency of $174,719. The revised exploration amounts for 2022 ($325,281) and 2023 ($2,174,719) are reflected in the second amendment to the SQM Exploration Agreement dated as of June 23, 2023, and, under the third amendment to the SQM Exploration Agreement dated as of December 18, 2023, the latest date for us to incur the revised exploration amount for 2023 ($2,174,719) has been extended to July 31, 2024 in consideration of a $200,000 cash payment to SQM. Because we exercised the one-time right under the SQM Exploration Agreement to carry over a deficiency in exploration expenditures from one annual period to the immediately following annual period, a failure by us to incur exploration expenditures as required in any future period under the SQM Exploration Agreement would require that we directly pay the difference to SQM within 30 calendar days of the end of the corresponding period, and if we fail to timely make such payment we will have failed to satisfy a condition under the SQM Exploration Agreement. If we fail to satisfy any of the conditions under the SQM Exploration Agreement on a timely basis, or are otherwise in material breach thereof, the SQM Exploration Agreement will be deemed to be terminated, thereby extinguishing our right to explore and develop the Fiel Rosita claims and our right to become an 80% partner in a Chilean entity to be formed with SQM for the purpose of exploiting the metallic mineral substances at the Fiel Rosita project. In such event, we will not be able to recover any of our installment payments, maintenance fee reimbursements and exploration expenditures under the SQM Exploration Agreement, and all amounts that we may have capitalized as mineral interest assets with respect to the Fiel Rosita claims will need to be written off. Any such result would have a material adverse effect on our properties and prospects and, as a result, may adversely affect our business, results of operations and financial condition.

Further, as described in greater detail below, if KM Chile timely satisfies the conditions described in the paragraph above, it will become the owner of 80% of the shares in a newly formed entity, to which the Fiel Rosita claims will be contributed by SQM. SQM will own the remaining 20% of the shares in such entity and will have an option to require KM Chile to purchase such shares at their fair market value as determined by third-party valuation. SQM may exercise such option at any time and at its own discretion. Upon exercise of such option, there is no assurance that KM Chile will have sufficient funds to purchase the shares from SQM

All of our properties are in the exploration stage.

None of our properties has been determined to contain any mineral reserves pursuant to recognized reserve guidelines, and there is no assurance that we will be able to establish the presence of mineral reserves at any such properties. The SEC defines a mineral reserve as an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of a qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Whether any mineral project is economically viable depends on a variety of factors, including the size, grade and other attributes of the mineral deposit, the availability of infrastructure such as smelters, roads, electricity, water and shipping facilities, government regulation and market prices. Many of these factors will be beyond our control and could result in cost increases or market price decreases that make extraction of any mineral reserves unprofitable.

The probability of any individual mining property containing a reserve under the definition of the Securities and Exchange Commission, or SEC, is remote. There is no assurance that any of our mineral properties contains any reserves, and all of our expenditures on exploration activities could fail to produce any results demonstrating the existence of any mineral reserves. Even if we do eventually discover mineral reserves on one or more of our properties, there is no assurance that such reserves can or will be developed into producing mines or that we will extract those reserves at a profit. Exploration and development in the mining industry involves substantial risks and few mineral properties that are explored are ultimately developed into producing mines.

Inaccuracies of historical information with respect to our mineral projects could hinder our exploration plans.

Disclosures in this prospectus with respect to our Cerro Blanco and Fiel Rosita projects are based upon historical data compiled by parties who were previously involved with the applicable properties. If any of such historical data is inaccurate or incomplete, our exploration and development plans and our estimates of financing needs may be adversely affected. Estimates that guide our development and financing plans are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described in this prospectus, could affect the accuracy of such estimates:

•        unanticipated changes in the grade and tonnage of mineralized material;

•        incorrect data used in engineering assumptions;

•        delays in construction schedules;

•        unanticipated construction and transportation costs;

•        incorrect predictions of the nature and timing of major equipment needs;

•        unavailability of adequate mining personnel or unfavorable outcomes of labor negotiations; and

•        adverse changes in laws or regulations (including laws or regulations regarding mining concessions, prices, cost of consumables, royalties, duties, taxes, permitting and restrictions or production quotas on exportation of minerals).

Inaccuracies in such estimates could adversely affect our ability to continue our exploration plans and to profitably produce minerals at any of our current or future properties.

Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. The purpose of exploration is to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the project may cease to be feasible. Substantial expenditures are required to establish proven and probable mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights to the land and resources required to develop the mining activities.

Development projects have no operating history upon which to base estimates of proven and probable mineral reserves and estimates of future operating costs. Estimates are, to a large extent, based upon the interpretation of geological data and modeling obtained from drill holes and other sampling techniques, feasibility studies that derive estimates of operating costs based upon anticipated tonnage and grades of material to be mined and processed, the configuration of the deposit, expected recovery rates of metal from the mill feed material, facility and equipment capital and operating costs, anticipated climatic conditions and other factors. As a result, actual operating costs and economic returns based upon development of proven and probable mineral reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected commodity prices may mean mineralization, once found, will be uneconomical to mine.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our projects. If adequate infrastructure is not available in a timely and cost effective manner, the exploitation or development of our projects might not be commenced or completed on a timely basis, or at all, the resulting operations might not achieve the anticipated production volume and the construction costs and operating costs associated with the exploitation and/or development of our projects might be higher than anticipated. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our business, results of operations, financial condition or prospects.

A shortage of equipment and supplies and/or the time it takes such items to arrive at our Cerro Blanco and Fiel Rosita projects could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to engage in exploration, development and mining activities. The shortage of such supplies and equipment and/or the time it takes such items to arrive at our Cerro Blanco and Fiel Rosita projects could have a material adverse effect on our ability to carry out our operations and develop such projects, and therefore limit or increase the cost of production. Such shortages could also result in increased construction costs and cause delays in expansion projects.

We intend to rely on joint ventures or other third-party contracts to conduct key aspects of our operations.

We intend to enter into and rely on joint ventures or other types of third-party contracts to develop certain of our mineral properties or for other key aspects of our operations. In that event, our operations will be subject to risks, some of which will be outside of our control, including, among others, risks relating to:

•        negotiating agreements with such third parties on acceptable terms;

•        the inability to replace a third party and its operating equipment in the event that we or the third party terminate the applicable agreement;

•        reduced control over those aspects of our operations that are the responsibility of the joint venture partner or other third party;

•        failure of a joint venture partner or other third party to perform under an agreement or disputes relative to performance under such agreement;

•        interruption of operations or increased costs in the event that a joint venture partner or other third party ceases its business due to insolvency or other unforeseen events and our ability to replace the joint venture partner with a new partner on comparable and commercially reasonable terms;

•        failure of a joint venture partner or other third party to comply with legal and regulatory requirements; and

•        problems of a joint venture partner or other third party with managing its workforce, including as a result of labor unrest, shortages, or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of our joint venture partners or other third parties. The occurrence of one or more of these risks could increase our costs, and adversely affect our business, financial condition, results of operations and prospects.

With respect to the Fiel Rosita project, entering into joint ventures or third-party contracts may require the approval of SQM, as it holds veto rights for, among other things, the approval of capital increases, replacement of the project operator and the pledging of any of the Fiel Rosita mining claims as collateral for any obligation.

We may fail to identify attractive acquisition candidates or fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

As part of our development strategy, we may acquire additional mineral properties. However, we may not be able to identify attractive acquisition candidates in the future or, if we do, succeed at effectively managing their integration or operations. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, titanium dioxide and copper as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our business, results of operations or financial condition could be adversely affected.

In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions, may adversely affect the price of our common stock.

We have no current commitments with respect to any acquisition. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all. Our potential inability to integrate any business effectively may adversely affect our business, results of operations, financial condition or prospects.

In addition, the SQM Exploration Agreement provides that KM Chile will ultimately become an 80% partner in a newly created Chilean company to be formed for the purpose of exploiting the Fiel Rosita claims. In such newly created Chilean company, SQM, as long as it holds at least a 5% interest in such company, will have the right to appoint one out of the company’s board members, and, either through its board member or as a shareholder in shareholder meetings, in this latter case, regardless of the shares held, will have a right to veto, among other matters (i) amendments to the company’s bylaws (including amendments relating to capital increases, dissolution, and number of board members), (ii) the sale of 50% or more of the company’s mining claims, (iii) incurring debt, or pledging any company asset as collateral for any obligation, and (iv) assignment of the operation of the mine to a third party other than Key Mining. For a description of certain other risks relating to the SQM Exploration Agreement and such Chilean company, see “Business — The SQM Exploration Agreement — Risks Associated with the SQM Exploration Agreement.”

We rely on information technology systems which are subject to disruption, damage, failure and other risks.

Information technology systems are essential to the conduct of our business. Our information technology systems, and the systems of any third parties that we may rely on in the future, are subject to disruption, damage or failure due to computer viruses, security breaches, cyberattacks, natural disasters, design defects and other risks. Cyberattacks, in particular, are sophisticated and continue to evolve, and may include, but are not limited to, malicious software, attempts to gain unauthorized access to data and systems, and other electronic security breaches that could lead to disruptions in our systems or the systems of third parties that we rely on, unauthorized releases of confidential or otherwise protected information or the corruption of data. Given the ongoing and evolving nature of cyber threats and the unpredictability as to the timing, nature and scope of information technology disruptions, we or the third party vendors we rely on may be subject to operational delays, the compromising of confidential or otherwise protected information, the destruction or corruption of data, other security breaches, improper use of our systems and networks, or financial losses from remedial actions relating to any of the foregoing, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our success depends on developing and maintaining relationships with the local communities where we operate.

The success of our future operations will require that we maintain good relationships with the communities where we operate, and in particular, the Atacama Region located in northern Chile (also known as Chile’s Region III). We believe that our current relationship with the community is good, but public and governmental attitudes towards us may be changing given the potential effect of mining activities on the environment and communities in the Atacama Region. For example, in January 2023, the cabinet of the current Chilean government rejected a proposed $2.5 billion iron mining project in Northern Chile because of environmental concerns. Civic concerns about environmental or other impacts of our proposed exploration activities in Chile could have an adverse effect on our reputation or operations and may impact our relationship with the local communities in which we operate, including Chile’s Atacama Region. There can be no assurance that our efforts will ensure good relations. If we cannot maintain good relations with such communities where we operate, our business, financial condition, results of operations or prospects may be adversely impacted.

If we fail to attract and retain senior management, our business may be materially and adversely affected.

Our success depends in large part on our continued ability to attract, retain and motivate highly qualified personnel. We highly depend upon members of senior management, and in particular Cesar A. López Alarcón, our president and Chief Executive Officer, John Ryan, our Vice President of Corporate Affairs, and Reinaldo Reyes, our Country Manager (KM Chile). The loss of any one of these people, and our inability to replace them in a timely manner and on comparable terms, could impair our ability to execute our business plan, which could have a material adverse effect on our business, results of operations, financial condition or prospects.

Competition for qualified personnel in the mining industry is intense due to the limited number of individuals who possess the skills and experience required in our industry. As a result, we might not be able to attract and retain personnel to sufficiently staff our exploration teams. If we need to hire additional personnel to expand our exploration or if we initiate production activities, and we cannot attract and retain qualified personnel in a timely manner or on acceptable terms, or at all, it could have a material adverse effect on our business, results of operations, financial condition or prospects.

Certain of our officers and directors do not devote full time to the affairs of the Company and could allocate their time and attention to other business ventures which may not benefit the Company.

Enrique Correa, Country Manager (KM Chile) and director, John P. Ryan, our Vice President of Corporate Affairs and Corporate Secretary, Patrick McGrath, our Chief Financial Officer, and our independent directors are engaged in other business activities. Although there are none known to us, the potential for conflicts of interest exists among us and such persons for future business opportunities that may not be presented to us. Such officers and directors may have conflicts of interests in allocating time, services, and functions between the other business ventures in which those persons may be or become involved.

Risks Related to Our Financial Position and Capital Needs

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the years ended December 31, 2023 and 2022 with respect to this uncertainty. While we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditures requirements for the next 18 months, we have based these estimates on assumptions that may prove to be wrong, and we may need to raise additional funds. The reaction of investors to the inclusion of a going concern statement by our independent registered public accounting firm, and its potential inability to continue as a going concern, in future years could materially adversely affect the share price of our common stock and our ability to raise new capital.

We will require substantial additional capital to explore and/or develop our mineral properties and we may be unable to raise additional capital on favorable terms or at all.

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We will be required to make substantial expenditures for the continued exploration and, if warranted, development of our mineral properties. For example, we will likely be required to raise capital or take other measures to fund future exploration and development activities associated with the Cerro Blanco Project described in this prospectus under “Properties — Exploration and Related Programs” (which, for the avoidance of doubt, is not contemplated by this offering). However, there can be no assurance that we will be able to raise additional funds for such activities or that if we are able to do so, that such financing will be on terms that are favorable to us.

Mining industry development projects typically require a number of years and significant expenditures before production can begin. Such projects could experience unexpected problems and delays during development, construction and start-up. We may not be successful in obtaining the required financing or, if we can obtain such financing, such financing may not be on terms that are favorable to us. Any failure to obtain sufficient equity or debt financing for our operations on favorable terms could have a material adverse effect on our financial condition, results of operations, and prospects.

We have a limited operating history on which to evaluate our business and performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on February 18, 2020. We have never generated any revenue from operations, our mineral properties are in the exploration stage, and we have never produced minerals in commercial quantities from any of our mineral properties. We face many risks common to early-stage enterprises, including under-capitalization, cash shortages and limitations with respect to personnel and other resources. The likelihood that in the future we will generate a level of revenue to achieve and sustain profitable operations must be considered in light of the early stage of our operations.

There is no assurance that any of our mineral properties will ultimately produce minerals in commercially viable quantities or otherwise generate operating earnings. Advancing our mineral properties into the development stage will require significant capital and time, and successful commercial production from any mines on such properties will require us to complete feasibility studies to estimate the anticipated economic returns of a project, obtain adequate financing, obtain various permits, construct processing plants and infrastructure, and complete other activities. We may not succeed in establishing mining operations or profitably producing metals at any of our current or future properties.

We have incurred operating losses since inception on February 18, 2020, expect to incur significant operating losses for the foreseeable future and may never achieve or sustain profitability.

Since our inception on February 18, 2020, we have incurred significant losses and we expect to continue to incur losses for the foreseeable future. Our net losses were $4,914,279 and $2,687,368 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $9,209,720. The extent of any future losses and whether we can generate revenue in future years remains uncertain.

We may never achieve or sustain profitability. None of our mineral projects has commenced commercial production, and commercial production at our mineral projects will require significant capital and expenditures. To become and remain profitable, we must generate significant revenues at one or more of our mineral projects, which will require us to be successful in a range of challenging activities that are subject to numerous risks, including those set forth in this “Risk Factors” section. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our revenues, expenses and profitability. Our failure to achieve or sustain profitability would depress our market value, could impair our ability to execute our business plan, raise capital or continue our operations and could cause you to lose all or part of your investment.

We have identified material weaknesses in our internal control over financial reporting, and we cannot provide assurances that these material weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. As a private company, we have not designed or maintained an effective control environment as required of public companies under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, management identified several material weaknesses in our internal control over financial reporting in connection with our preparation and the audits of our financial statements for fiscal years 2023 and 2022.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses we identified are listed below:

•        we did not employ a sufficient number of staff to maintain optimal segregation of duties;

•        our management had the override of our internal control over financial reporting;

•        we had insufficient communication of key transactions to our accounting personnel;

•        we did not properly disclose related party transactions;

•        we lack a sufficient number of independent members of our board of directors;

•        communication among our personnel of key transactions; and

•        our independent registered public accounting firm discovered material adjustments during its audit and interim review procedures.

We have begun implementation of a plan to remediate the material weaknesses described above. These remediation measures are ongoing and include hiring additional accounting personnel and implementing additional policies, procedures and controls. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting cycles. As a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain, and we may not fully remediate these material weaknesses during fiscal year 2024. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. This, in turn, could jeopardize our ability to comply with our reporting obligations, limit our ability to access the capital markets and adversely impact our stock price.

If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting, and our stock price, may be adversely affected and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal control over financial reporting is adequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price.

We may experience increased costs at our mineral properties which could have a material adverse effect on our business, financial condition, results of operation and prospects.

The costs of exploring and developing our mineral properties will be subject to variation from time to time due to a variety of factors including

•        inflation and general economic conditions;

•        changes in the grade and metallurgy of samples from our properties;

•        revisions to mine plans, if any, in response to the physical shape and location of any applicable ore body;

•        changes in the cost of labor and third-party consultants as a result of changes in demand for those services and regional or national wage pressure; and

•        changes in governmental regulation, including taxation, environmental, permitting and other regulations.

Costs are also affected by the price of commodities necessary for our operations such as fuel, steel, rubber, water, and electricity. Such commodities may be subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at either of our two material mineral projects could have a material negative impact on our business, financial condition, results of operation and prospects.

Risks Related to the Mining Industry

The mining industry is highly competitive.

The mining industry is highly competitive. Much of our competition will come from larger and more established mining companies that have greater resources than us, including more executive management and administrative personnel, more qualified employees, newer and more efficient equipment, lower cost structures, greater liquidity and access to credit and other financial resources, more effective risk management policies and procedures, and greater financial resources allowing for a greater ability to explore and develop mining properties and withstand potential losses. As a result of such advantages, some of our competitors may be able to (i) respond more quickly to new laws, regulations or emerging technologies, (ii) devote greater resources to the operation, expansion or efficiency of their operations, and (iii) expend greater amounts of resources, including capital, in acquiring new and prospective mining properties. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties; and the resulting competitors or alliances may gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any such failure to compete successfully could have a material adverse effect on our business, financial condition or results of operations.

We face significant risks and hazards inherent to the mining industry.

Mineral exploration is highly speculative and involves unique risks that are greater than the risks generally associated with other businesses. Hazards such as adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fire and natural phenomena such as inclement weather conditions, floods and earthquakes are inherent risks in our operations. Hazards inherent to the mining industry can cause injuries or death to employees, contractors or other persons at our mineral properties, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. Safety measures implemented by us may not be successful in preventing or mitigating future accidents. We are subject to all the risks inherent in the mining industry, including, without limitation, the following:

•        based on additional exploration work we will do on our mineral properties and evaluations of possible mineral deposits on such properties, we may conclude that development of and production from a property is not technically, economically, or legally feasible;

•        we may fail to successfully discover and develop commercially viable quantities of minerals due to a variety of factors, including the quality of our management, inaccurate interpretations of geological data from our properties, inadequate levels of geological and technical expertise among our personnel, and the quality of land available for exploration on our properties;

•        most mineral exploration projects (even projects on properties that are known to have quantities of mineral deposits) do not result in the discovery of commercially viable mineral deposits;

•        the feasibility of mining on our mineral properties will depend on factors beyond our control including fluctuations in metal prices and production costs, inflation and other economic conditions, the proximity and liquidity of markets for applicable minerals, the availability of processing equipment, government regulations (including regulations relating to prices, taxes, royalties, land tenure, land use, import and export of minerals and environmental protection);

•        we will require substantial additional expenditures to establish proven and probable mineral reserves through further exploration activities, to determine metallurgical processes needed to extract the desired minerals and, ultimately, to construct and operate mining and processing facilities;

•        if we progress to the development stage for any of our mineral properties, our activities could be subject to the risks of losses in the market value of metal, environmental hazards, industrial accidents, labor disputes, impediments from unusual or unexpected geologic formations, unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, interruptions from forest fires, inclement weather conditions and other acts of God; some of these risks may not be insurable at a reasonable cost;

•        we could be subject to governmental investigations which could result in significant penalties and fines, or even enforcement actions that could result in the closing of certain of our operations;

•        we could be subject to litigation by persons who may be harmed in connection with our operations, and the outcome of any such litigation may be impossible to predict; and

•        if we develop or eventually mine on a property without the appropriate licenses and approvals, we could incur liability or such operations could be suspended.

As noted above, we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our property or otherwise in connection with our operations from time to time. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines, and enforcement actions against us could result in the closing of certain of our operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our business, results of operations or financial condition. Also, if we develop or eventually mine on property without the appropriate licenses and approvals, we could incur liability or our operations could be suspended, which could have a material adverse effect on our business, financial condition or results of operations.

If we fail to comply with safety, environmental and other laws and regulations in Chile, we could be subject to fines and our exploration and development activities could be impaired.

Chile has national and local laws and regulations pertaining to safety, environmental protection, health and other matters that will apply to our exploration and development activities and the properties where we conduct such activities. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new mining activities or significant modifications of existing mining projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for those projects and activities. The Chilean Environmental Assessment Service (Servicio de Evaluación Ambiental) evaluates environmental impact studies and statements submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures. Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue.

Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control. Applicable Chilean laws include, but are not limited to, the Mine Health and Safety Act of 1989, the Health Code, the Health and Basic Conditions Act of 1999, the Subcontracting Law, the Environmental Law of 1994, and the Labor Code. These laws and the related regulations are extensive, and the relevant regulatory bodies are empowered to use their enforcement powers to ensure compliance with such laws and regulations. Compliance with these laws and regulations or responding to any enforcement actions by regulatory bodies seeking to enforce compliance with applicable regulations requires or will require substantial capital expenditures. There can be no assurance that compliance with such laws and regulations, or future laws or regulations, will not have a material adverse effect on our business, financial condition or results of operation.

Chilean mining laws will require that we obtain various governmental permits, which can involve a complex, time-consuming and uncertain process.

Our exploration and other mining-related activities in Chile will require numerous permits issued by various governmental agencies, including environmental permits. These permits may relate to, among other things mining operations, drilling, reclamation and closure plans, water discharge, water usage, air quality, and industrial artificial (tailings) ponds. The processes involved in obtaining, complying with and renewing each of these permits can be time-consuming, costly and difficult. Despite our diligent efforts, there is no assurance that we will obtain, or in the future renew, as applicable, all permits needed for us to successfully explore, develop and conduct operations at any of our existing or future mineral properties. In addition, permit terms and conditions may impose other restrictions and requirements on how we conduct our operations and may limit our flexibility in the exploration and/or development of our mineral properties.

There may be defects in our rights under the mining claims that comprise our Cerro Blanco and Fiel Rosita properties in Chile, and such defects could impair our ability to explore for mineralized material and to otherwise develop such properties.

The mining claims we rely on at our Cerro Blanco and Fiel Rosita properties in Chile may be challenged, and we may not have, or may not be able to obtain, the surface rights needed to explore for at or develop any resources present at the property related to such claims. Unknown defects with respect to any of such claims could adversely affect our ability to explore and develop the property or process the minerals that we may ultimately mine at the applicable property. Title insurance for mineral properties is generally not available at a reasonable cost, and we may have limited ability to ensure that we have obtained valid rights to individual mineral properties. We rely on public records in Chile with respect to our mining claims. However, any challenge to our rights in a concession could result in litigation, insurance claims and potential losses, hinder our access to capital, delay the exploration and development of the property and ultimately result in the loss of some or all of our interest in the related mineral project.

Volatility in commodity markets may impair our financial results and access to capital.

Prices for metals constantly fluctuate, and if the prices of copper and titanium dioxide and copper (the primary minerals for which we are exploring) experience sudden or protracted declines, our exploration activities for those minerals may become unattractive and we may discontinue those activities. Prices of minerals are determined by a variety of factors, including market volatility in commodities prices; the exchange rate between the Chilean Peso and the U.S. Dollar; global and regional supply and demand; and changes or volatility in political and economic conditions and production costs in major mineral producing regions of the world.

Risks Related to Our Operations in the Republic of Chile

All of our material mining properties are currently based in Chile which makes us vulnerable to risks associated with operating in one major geographic area.

Our Cerro Blanco Project and our Fiel Rosita Project are both located within the Atacama Region of the Republic of Chile. Our business, financial condition, results of operations and prospects could be adversely affected by changes in, among other things, Chilean laws, regulations and governmental policies. During 2019, several urban areas of Chile experienced significant civil unrest and protests relating to social, economic and governmental issues. During this period, the government declared a state of emergency in several regions and deployed the military to maintain public order. In response to this civil unrest, the Chilean government implemented a series of social and economic reforms. Specifically, President Gabriel Boric, who took office in March 2022, has proposed expanding the role of the government and reducing the involvement of the private sector in the Chilean economy. These proposals included tax reforms and changes to certain aspects of the Chilean economy, including the mining industry. There can be no assurance that the Chilean economy and our business and prospects will not experience material adverse effects as a result of any future civil unrest or reforms adopted to implement President Boric’s agenda with respect to monetary, fiscal, tax, economic, social and other governmental policies. Particularly, changes in governmental policies relating to the mining industry and taxation may adversely affect our business, financial condition, results of operations and prospects.

In addition, other adverse developments, such as financial crises resulting from inflation, monetary devaluation, foreign exchange controls, and other adverse economic and market conditions in Chilean financial and capital markets resulting from internal or international events, could occur in Chile during future periods. Any of these developments could hinder our ability to explore and/or develop our mineral properties in Chile and could have a material adverse impact on our business, results of operations, financial condition or prospects.

Changes in laws or regulations regarding mining concessions in Chile could increase our expenses.

Our Cerro Blanco Project and our Fiel Rosita Project comprise an aggregate of 208 exploitation claims and two exploration concessions in Chile. Chilean mining claims are granted under Chilean law which requires us to pay certain annual maintenance fees and submit certain reports. Our rights under these mining claims could be subject to changes in the Chilean Constitution or other applicable mining laws, which could have a material adverse impact on our exploration activities and, ultimately, any exploration, development or mining activities at our Chilean mineral projects which, in turn would materially impair our business, financial condition and results of operations.

Possible changes to the Chilean Constitution and other Chilean laws could affect a range of mining and water rights, and such changes could adversely impact our business, financial condition and results of operations.

In September 2022, a proposed new Chilean Constitution was rejected by over 60% of voters in a national referendum. Thereafter, in December 2022, Chile’s main political parties agreed to begin a second process for the drafting and approval of a new Constitution.

This second attempt resulted in a new proposed Constitution, which was submitted to a national referendum on December 17, 2023 in which 54% of the voters rejected the proposal. Consequently, the existing Chilean Constitution will remain in effect for the time being. Currently, there is no legal or constitutional proposal for any further constitutional amendment process. Chile’s main political parties have agreed not to pursue another attempt, at least until the conclusion of Gabriel Boric’s government in March of 2026. However, there is no certainty that in the future a new process for a constitutional amendment may not be initiated.

In addition, during the last constitutional process the quorum for constitutional reform of the constitution was reduced so that only four-sevenths of the members of the Chilean Congress are required to change any provision of the Chilean Constitution.

Any new Chilean Constitution, any change in any provision of the existing Chilean Constitution (which change, as noted above, may be effected by the action of four-sevenths of the members of the Chilean Congress), or any other type of constitutional reform could impact a wide range of rights, including mining rights and water rights, and could change the political situation in Chile, the Chilean economy, the outlook for business in Chile generally, and our business, results of operations, financial condition and prospects.

Changes in other Chilean laws may also impact our operations. For example, our exploration and development activities in Chile will require access to water within the Atacama Region, which is primarily an arid desert area. Thus, water use rights will be essential to our operations and we could seek to obtain rights from the Chilean Water Authority to water from rivers and wells near our operations. In 2022, the Chilean Water Code was amended to establish limits on the duration of certain water rights, to cause such rights to expire for non-use, and to give priority to human consumption, sanitation, conservation and environmental protection. If changes in Chilean laws and the Chilean Constitution, including laws relating to water rights, restrict our access to key resources or increase the cost of such access or our other operating costs, we could experience a material adverse impact on our business, financial condition, results of operations and prospects.

Our Cerro Blanco and Fiel Rosita projects are located in an area with a high risk of earthquakes.

The Atacama Region of Chile, where our two material mineral projects are located, is a seismically active zone with a high risk of earthquakes. Historically, Atacama and nearby regions have experienced several major earthquakes. Since January 2022, Atacama has experienced numerous earthquakes, most of which were minor, but five of were at least 5.0 in magnitude on the Richter scale. Chile may also experience volcanic activity. A major earthquake or volcanic eruption could have significant negative consequences for our operations and infrastructure, such as roads, rail, and access to goods. Although we will maintain insurance policies that will include earthquake coverage with limits and deductibles that we consider appropriate, there can be no assurance that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

Chile’s ratification of an international convention on rights of its indigenous and tribal peoples could impact our exploration and development activities.

Chile has ratified Convention 169, or the Indigenous Rights Convention, of the International Labor Organization, or ILO. The Indigenous Rights Convention established several rights of indigenous people and tribal people. Among other rights, the Indigenous Rights Convention states that indigenous groups should be (i) notified and consulted before any development on indigenous land, and (ii) have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous lands. The Chilean government addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. Although the scope of these rights has not been clarified by the Chilean government, future laws or regulations to implement the Indigenous Rights Convention could affect our exploration and development of our mineral projects in Chile. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations. The Chilean Supreme Court has consistently held that consultation processes must be carried out in the manner prescribed by the Indigenous Rights Convention.

For example, consultation with indigenous groups on our development plans could delay regulatory approvals, including environmental permits, as well as public opposition by local and/or international political, environmental and ethnic groups, particularly in environmentally sensitive areas or in areas inhabited by indigenous populations. Furthermore, the omission of the consultation process when required by law may result in the revocation or annulment of regulatory approvals, including environmental permits already granted.

If any such future law or regulation affects our exploration or development plans, it could have a material adverse effect on our business, financial condition and results of operations.

We are and might be subject to new and upcoming labor laws and regulations in Chile and may be exposed to liabilities and potential costs for non-compliance.

We are subject to recently enacted local labor laws and regulations that govern, among other things, the relationship between us and our employees. These new labor regulations are mainly a result of the impact of the global COVID-19 pandemic as well as to the economic and political volatility and civil unrest in Chile beginning in October and November 2019. Additionally, there have been several labor bills recently under discussion in the Chilean Congress, and therefore we may be subject to additional labor laws in the near future. Furthermore, there have been changes and proposed changes to various labor laws which include, without limitation, changes related to teleworking, sexual and other forms of harassment, workplace violence, maternity and paternity rights and the protection of personal, family and work life, inclusion of employees with disabilities, minimum wages, unemployment insurance benefits, employee and employer relationships, pensions, profit sharing, working hours and other matters.

Additionally, during 2023, President Boric enacted and published a law amending the Chilean Labor Code mainly regarding the reduction of working hours. This amendment reduces the ordinary working week in Chile gradually during the next five years from the present 45 hours to 40 hours, without reduction of remuneration; provided that in cases of continuous operational processes such as mining, exceptional work shifts with a maximum weekly average of 42 hours may be authorized and employers may compensate the excess over 40 hours with subsequent time off or in payment. This change in the Labor Code may result in an effective increase in labor costs in Chile with respect to both direct employees and outsourced personnel and could have a material adverse effect on our prospects, business, financial condition and results of operations.

Changes in the exchange rate between the Chilean Peso and the U.S. Dollar could have an adverse impact on our financial condition and results of operations.

Because our primary operations will be conducted in Chile, most of our operating expenditures will be paid in Chilean Pesos. Therefore, we will be exposed to foreign exchange fluctuations when we translate our Chilean Peso-based operating results into U.S. Dollars for financial reporting purposes. The Chilean Peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. These fluctuations may cause us to recognize substantial foreign exchange gains and losses, which could significantly affect our earnings. There can be no assurance that our results of operation will not experience significant negative impacts from foreign exchange losses. As a result, fluctuations in the exchange rates the Chilean person or other applicable foreign currencies to the U.S. Dollar may have a material adverse effect on our business, financial condition and results of operations.

Other Risks

We are not insured against all possible losses that could result from our mineral project development activities, including the operation of heavy equipment, and we may not be able to defend against lawsuits or pay judgments rendered against us in connection with such activities.

We do not currently insure against all the risks and hazards of mineral exploration, development and mining operations. Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to our mineral properties or facilities, personal injury or death, environmental damage to our properties or the properties of third parties, delays in the ability to undertake exploration, monetary losses and possible legal liability for any of the foregoing.

Although we may maintain insurance to protect against certain risks in amounts that we consider reasonable, such insurance will not cover all risks associated with our activities. We may be unable to maintain insurance to cover certain of these risks at economically feasible premiums or at all. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Climate change may adversely affect our operations and we may have increased costs to comply with laws and regulations relating to climate change.

Climate change may adversely affect our current and future operations. Changes to regional climates and extreme weather events in Chile, where we currently conduct all our exploration activities, could hinder our exploration activities and any future mining operations, for example limiting the availability of water or causing disruptions in the availability of other essential commodities, and could require us to make additional expenditures to mitigate the impact of such events. In addition, governments at various levels are enacting laws, or tightening existing laws, to regulate, among other things, carbon emissions and energy efficiency. In Chile, a Climate Change Framework Law, published in June of 2022, sets a goal of net zero emissions of greenhouse gases by 2050, and delegates implementation of this goal to various agencies. Our exploration and future mining operations in Chile could involve the emission of greenhouse gas, and therefore we may be subject to new or tightened regulations as a result of this law. The costs, time and effort of complying with applicable laws and regulations may have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to commence or continue our exploration and future development and mining operations.

Increasing attention to environmental, social, and governance, or ESG, matters may impact our business.

Increasing attention to ESG matters, including those related to climate change and sustainability, and increasing societal, investor and legislative pressure on companies to address ESG matters may result in increased costs, increased investigations and litigation or threats thereof, negative impacts on our access to capital markets, and damage to our reputation. Increasing attention to climate change, for example, may result in additional governmental investigations and private litigation, or threats thereof, against us. In addition, some organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters, including climate change and climate-related risks. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment towards us and to the diversion of investment to other industries, which could have a negative impact on our access to and costs of capital. Additionally, evolving expectations on various ESG matters, including biodiversity, waste, and water, may increase costs, require changes in how we operate and lead to negative stakeholder sentiment.

Risks Relating to this Offering and the Ownership of Our Common Stock

We will incur substantial costs as a result of being a public company, which may significantly affect our business, results of operations, financial condition or prospects.

As a public company, we will incur significant legal, accounting and other expenses associated with our financial reporting and corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Act of 2010 and rules implemented by the SEC. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company” (as defined in the JOBS Act). For example, as a publicly traded company, we are required to adopt policies regarding internal control over financial reporting and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. These rules and regulations have made, and may continue to make, it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. After we are no longer an emerging growth company, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not emerging growth companies, including Section 404 of the Sarbanes-Oxley Act.

For so long as we are an “emerging growth company,” we will not be required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” (as defined in the JOBS Act), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, presenting only two years of audited financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations;” reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our common stock price may be more volatile.

We will remain an emerging growth company until the earliest to occur of the last day of the fiscal year during which our total revenue equals or exceeds $1.235 billion, the last day of the fiscal year following the fifth anniversary of this offering, the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities and the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Future Changes in Financial Accounting Standards or Practices May Cause Adverse Unexpected Financial Reporting Fluctuations and Affect Reported Results of Operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct business.

We will be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with such requirements or if the costs related to compliance are significant, our profitability, stock price, results of operations and financial condition could be materially adversely affected.

After this offering, we will be subject to Section 404 and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we identify any material weaknesses, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could materially and adversely affect our business, financial condition, results of operations and prospects, cause investors to lose confidence in our reported financial information and cause the trading price of our common stock to fall.

If we are not able to comply with the applicable continued listing requirements or standards of the NYSE American, the exchange could delist our securities.

We have applied to have our common stock listed on the NYSE American under the symbol “KMCM” and we anticipate that our common stock will begin trading on the NYSE American immediately following the completion of this offering. Although, after giving effect to this offering we expect to meet the minimum initial listing standards set forth in the NYSE American Continuing Listing Standards, we cannot assure you that our securities will be, or will continue to be, listed on the NYSE American in the future. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. We may not be able to comply with the applicable listing standards and the Exchange could delist our securities as a result.

We cannot assure you that our common stock, if delisted from the NYSE American, will be listed on another national securities exchange. If our common stock is delisted by the NYSE American, they would likely trade on the OTCQB where an investor may find it more difficult to sell our securities or obtain accurate quotations as to the market value of our common stock.

There has been no public market for our common stock and, if the price of our common stock fluctuates significantly, your investment could lose value.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the NYSE American and we cannot guarantee that an active public market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price. If an active public market for our common stock does not develop, the trading price and liquidity of our common stock will be materially and adversely affected. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our shares of common stock, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our shares of common stock may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our shares of common stock. Without a large float, our common stock is less liquid than the securities of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in our Company.

The initial offering price, which will be negotiated between us and the underwriters, may not be indicative of the trading price for our common stock after this offering. In addition, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

•        our quarterly or annual operating results;

•        investment recommendations by securities analysts following our business or industry;

•        additions or departures of key personnel;

•        changes in the business, earnings estimates or market perceptions of our competitors;

•        our failure to achieve operating results consistent with securities analysts’ projections;

•        changes in industry, general market or economic conditions; and

•        announcements of legislative or regulatory change.

In addition, broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Certain of our directors and senior management have limited experience managing public companies, which could adversely affect our financial position.

Certain members of our senior management and certain of our directors have not previously managed a publicly traded company and may be unsuccessful in doing so. The demands of managing a publicly traded company are significant, and some members of our senior management and some of our directors may not be able to meet these increased demands. Failure to effectively manage our business could adversely affect our overall financial position.

Future sales, or the perception of future sales, of common stock by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering, we will have outstanding a total of 23,750,041 shares of our common stock. Of the outstanding shares, the 4,444,444 shares sold in this offering (or 5,111,111 shares if the underwriters’ option to purchase additional shares is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates may be sold only in compliance with the limitations described in the section of this prospectus titled “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers and holders of 5% or more of our common stock prior to this offering have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of such common stock during the period from the date hereof continuing through date that is 270 days after the date hereof, except with the prior written consent of EF Hutton LLC, or EF Hutton. See “Underwriting.” Upon the expiration of the lock-up agreements, 5,543,770 shares of our common stock will be eligible for resale, of which 4,514,348 would be subject to volume, manner of sale and other limitations under Rule 144.

In the future, we may also issue our securities in connection with offerings or acquisitions. The number of shares of our common stock issued in connection with offerings or acquisitions could constitute a material portion of the then-outstanding shares of our common stock. Any issuance of additional securities in connection with offerings or acquisitions would result in additional dilution to you.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, our directors, executive officers and holders of 5% or more of our common stock have entered into lock-up agreements with respect to our and their respective shares of common stock. As restrictions on resale end, the market price of our common stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. EF Hutton, at any time and without notice, may release all or any portion of the shares of common stock subject to the foregoing lock-up agreements entered into in connection with this offering. If the restrictions under the lock-up agreements are waived, 5,543,770 shares of common stock will be available for sale into the market, which could reduce the market value for our common stock.

We may issue preferred stock with terms that could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or upon the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Provisions in our governing documents and Delaware corporate law make it more difficult to effect a change in control of our Company, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

•        no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        the exclusive right of our board of directors to expand the size of our board of directors;

•        the exclusive right of our board of directors to elect a director to fill a vacancy, however occurring, including by an expansion of our board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

•        directors may only be removed from office by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding shares of capital stock entitled to vote on the election of such directors;

•        the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•        the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

•        the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•        a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•        the requirement that a special meeting of stockholders may be called only by our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•        advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law, or DGCL. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, our board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of Capital Stock.”

Our governing documents designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, will provide, unless we consent in writing to the selection of an alternative forum, that the Court of Chancery of the State of Delaware (or, and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware, or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, to the fullest extent permitted by law, is the sole and exclusive forum for (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action for breach of fiduciary duty owed by any of our current or former directors, officers or other employees, agents or stockholders to us or to our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (as each may be amended from time to time, including any right, obligation or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any of our current or former directors, officers or other employees, governed by the internal affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided, however, that the exclusive forum provision described above will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, however, provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States are, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Additionally, our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective immediately prior to the closing of this offering, provide that any person or entity holding, owning, or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the provisions described above.

These provisions may increase costs associated with, and/or limit a stockholder’s ability to bring, a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in our governing documents, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our financial condition, results of operations, and liquidity.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation, if any, of the price of our common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors deemed relevant by our board of directors. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you disagree or that may not yield a return.

While we set forth our anticipated use for the net proceeds from this offering in the section titled “Use of Proceeds,” our management will have broad discretion on how to use and spend any proceeds that we receive from this offering and may use the proceeds in ways that differ from the anticipated uses set forth in this prospectus. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. It is possible that we may decide in the future not to use the proceeds of this offering in the manner described in this offering. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. Investors will receive no notice or vote regarding any such change and may not agree with our decision on how to use such proceeds. If we fail to utilize the proceeds we receive from this offering effectively, our business and financial condition could be harmed, and we may need to seek additional financing sooner than expected. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase shares in this offering, you will suffer immediate dilution of your investment.

The public offering price of the shares of common stock offered hereby will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $2.25 per share, you will experience immediate dilution of $1.61 per share, representing the difference between our net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 38.6% of the aggregate price paid by all purchasers of our stock but will own only approximately 18.7% of our common stock outstanding after this offering.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plan or otherwise, could result in dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that we will need additional capital in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, including issuance of equity securities pursuant to any future stock incentive plan to our officers, directors, employees and non-employee consultants for their services to us, investors in a prior transaction may be materially diluted by subsequent sales. Additionally, any such sales may result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock. Further, any future sales of our common stock by us or resales of our common stock by our existing stockholders could cause the market price of our common stock to decline. Any future grants of options, warrants or other securities exercisable or convertible into our common stock, or the exercise or conversion of such shares, and any sales of such shares in the market, could have an adverse effect on the market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and any trading volume could decline.

Any trading market for our common stock that may develop will depend in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts provide coverage, and one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and any trading volume to decline.

Certain members of our board of directors and executive officers named in this prospectus are non-U.S. residents, and you may not be able to enforce civil liabilities against these persons.

Although we are incorporated under the DGCL, certain members of our board of directors and executive officers are non-U.S. residents, and certain assets of such persons are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these persons or to enforce, in U.S. courts, against these persons or their assets, judgments of U.S. courts predicated upon any civil liability provisions of the U.S. federal or state securities laws.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance, as well as our plans, objectives and expectations for our business operations and financial performance and condition. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. In addition, statements that “we believe” or similar statements reflect our beliefs and opinions on the relevant subject. These forward-looking statements include, but are not limited to, statements about:

•        actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated;

•        risks related to our operating strategy;

•        the title to some of the mineral properties may be uncertain or defective;

•        competition for projects in our local markets;

•        changes in the prices of copper, titanium dioxide and other energy metals;

•        risks associated with our capital-intensive business;

•        unfavorable economic conditions and restrictive financing markets;

•        our failure to identify attractive acquisition candidates or joint ventures with strategic partners or inability to successfully integrate acquired mineral properties or successfully manage joint ventures;

•        significant risk and hazards associated with mining operations;

•        risks related to adverse weather conditions;

•        extensive regulation by the Chilean government as well as local governments;

•        our Chilean operations are subject to additional political, economic and other uncertainties not generally associated with domestic operations;

•        our ability to retain key personnel and maintain satisfactory labor relations;

•        property damage, results of litigation, and other claims and insurance coverage issues;

•        the requirements that we obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process;

•        developments relating to our competitors and our industry; and

•        other risks and uncertainties, including those described or incorporated by reference under the caption “Risk Factors” in this prospectus.

We have based these forward-looking statements largely on our current expectations, estimates, forecasts, and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk factors” and elsewhere in this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and other statistical data made by independent parties relating to our industry and the markets in which we operate, including estimates and statistical data about our market position, market opportunity, and other industry data. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations and are inherently imprecise, and you are cautioned not to give undue weight to such estimates or projections. Based on our industry experience, we believe that such data is reliable, the conclusions contained in the publications and reports are reasonable and the third-party information included in this prospectus and in our estimates is accurate and complete.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $8,350,000 (or approximately $9,730,000 if the underwriters exercise in full their option to purchase up to 666,667 additional shares of common stock), based on an assumed initial public offering price of $2.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $2.25 per share, would increase or decrease, as applicable, the net proceeds from this offering by approximately $4,088,888, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us by approximately $2,070,000, assuming the assumed initial public offering price of $2.25 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We currently intend to use the net proceeds from this offering together with our existing cash and cash equivalents as follows:

•        approximately $4,775,000 to fund the 2024 payment and work requirements of the Fiel Rosita project;

•        approximately $565,000 to fund the engineering and permitting of the Cerro Blanco project; and

•        the remainder for working capital and other general corporate purposes.

Additionally, we may use a portion of the net proceeds from this offering to acquire or invest in complementary businesses or assets. However, we have no current commitments to do so.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, short term investments, and capitalization as of December 31, 2023:

•        on an actual basis; and

•        on an as adjusted basis, giving effect to the sale of 4,444,444 shares of our common stock by us in this offering at an assumed initial public offering price of $2.25 per share and our receipt of an estimated $8,350,000 of net proceeds from this offering after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of December 31, 2023
(in thousands, except per share data)	Actual(2)	As Adjusted
	(audited)
Cash	$753	$9,103
Certificate of deposit	1,000	1,000
Stockholders’ equity:
Preferred stock, par value $0.001; no shares authorized, issued or outstanding, actual; 20,000,000 shares authorized and no shares issued and outstanding, as adjusted
Common Stock, par value $0.001; 200,000,000 authorized, 19,061,483 issued and outstanding, actual; 200,000,000 shares authorized and 23,750,041 shares issued and outstanding, as adjusted	19	23
Additional paid-in capital	15,083	23,429
Stock to be issued	843	843
Accumulated deficit	(9,210)	(9,210)
Total stockholders’ equity	6,735	15,085
Total capitalization	$6,735	$15,085

____________

(1)      A $1.00 increase (decrease) in the assumed initial public offering price of $2.25 per share, would increase (decrease) the as adjusted amount of each of cash, total stockholders’ equity, and total capitalization by $4,088,888, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, total stockholders’ deficit, and total capitalization by $2,070,000, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)      The information related to shares of our common stock has been adjusted to reflect a one for four reverse stock split of our common stock effected on January 24, 2024

The above table gives effect to the transactions described above and excludes:

•        2,375,004 shares of our common stock reserved for future issuance under the 2023 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the 2023 Plan.

•        712,501 shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the ESPP.

•        1,462,500 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2023, with a weighted-average exercise price of $2.32 per share; and

•        3,631,720 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2023, with a weighted-average exercise price of $1.89 per share.

DILUTION

Dilution is the amount by which the offering price paid by purchasers of our common stock sold in this offering will exceed the as adjusted net tangible book value per share of our common stock after the completion of this offering. The net tangible book value (deficit) of our common stock at December 31, 2023 was $6.7 million, or $0.35 per share. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to the sale of 4,444,444 shares of our common stock by us in this offering at an assumed initial public offering price of $2.25 per share and our receipt of an estimated $8,350,000 of net proceeds from this offering after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our as adjusted net tangible book value at December 31, 2023, would have been $15,085,000, or $0.64 per share. This represents an immediate increase in net tangible book value of $0.29 per share of our common stock to our existing stockholders and immediate dilution of $1.61 per share to purchasers of our common stock in this offering.

The following table illustrates the per share dilution (in thousands, except per share data):

Assumed initial public offering price per share of common stock		$2.25
Net tangible book value per share at December 31, 2023	$0.35
Increase in net tangible book value per share attributable to new investors in this offering	$0.29
As adjusted net tangible book value per common share after this offering		$0.64
Dilution in net tangible book value per common share to new investors in this offering		$1.61

Each $1.00 increase or decrease in the assumed initial public offering price of $2.25 per share, would increase or decrease, as applicable, our as adjusted net tangible book value per share after this offering by $0.17 per share and the dilution per share to new investors participating in this offering by $1.44 per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase of 1.0 million in the number of shares of common stock offered by us would increase the as adjusted net tangible book value after this offering by $0.08 per share and decrease the dilution per share to new investors participating in this offering by $1.53 per share, and a decrease of 1.0 million shares of common stock offered by us would decrease the as adjusted net tangible book value by $0.10 per share, and increase the dilution per share to new investors in this offering by $1.71 per share, assuming that the assumed initial public offering price of $2.25 per share, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of common stock from us, the as adjusted net tangible book value per share after giving effect to this offering at an assumed initial public offering price of $2.25 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, would be $0.67 per share, representing an immediate increase to existing stockholders of $0.33 per share, and dilution to new investors participating in this offering of $1.58 per share.

The following table summarizes the as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid and the average price per share paid to us by existing stockholders and by investors purchasing shares in this offering at the assumed initial public offering price of $2.25 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	19,305,597	81.3%	$15,926,000	61.4%	0.82
New investors	4,444,444	18.7%	$10,000,000	38.6%	2.25
Total	23,750,041	100%	$25,926,000	100%	1.09

If the underwriters exercise in full their option to purchase additional shares in full, our existing stockholders would own 79.1% and our new investors would own 20.9% of the total number of shares of our common stock outstanding upon the closing of this offering.

The total number of shares of our common stock reflected in the discussion and tables above is based on 19,305,597 shares outstanding at December 31, 2023 and excludes:

•        2,375,004 shares of our common stock reserved for future issuance under the 2023 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the 2023 Plan.

•        712,501 shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the ESPP.

•        1,462,500 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2023, with a weighted-average exercise price of $2.32 per share; and

•        3,631,720 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2023, with a weighted-average exercise price of $1.89 per share; and

To the extent that new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our consolidated financial condition and results of operations together with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties, and assumptions, such as statements regarding our intentions, plans, objectives, and expectations for our business. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth in the section titled “Risk Factors.” See also the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

Key Mining Corp. is an exploration stage mining company focused primarily on the development of two projects, both of which are located in the Atacama Region (also known as Region III) of the Republic of Chile. Our Cerro Blanco project, or the Cerro Blanco Project, is focused primarily on exploring for rutile from which high grade titanium dioxide (TiO2) can be processed. Our Fiel Rosita project, or the Fiel Rosita Project, is focused primarily on exploring for copper, and to a lesser extent, zinc. The information related to our shares of common stock in this Management Discussion and Analysis has been adjusted to reflect a one for four reverse stock split of our common stock effected on January 24, 2024.

On August 30, 2021, our wholly owned subsidiary Key Metals Corporation Chile SpA, or KM Chile, entered into an agreement, or the SQM Exploration Agreement, with Sociedad Química y Minera de Chile S.A. (translated as “Chemical and Mining Company of Chile Inc.”), or SQM, as amended on July 27, 2022, June 23, 2023 and December 18, 2023. The SQM Exploration Agreement granted KM Chile the right to explore for copper and other metallic mineral substances on 158 mining concessions which cover 37,755 hectares in the Atacama Region of Chile. SQM is the direct owner of the Fiel Rosita Project mining concessions. The SQM Exploration Agreement provides KM Chile the opportunity, subject to the satisfaction of certain conditions which we do not expect to satisfy until 2027, to become an 80% partner in a Chilean entity to be formed with SQM for the purpose of exploiting the metallic mineral substances at the Fiel Rosita Project. Maintaining our exploration rights in our Fiel Rosita project is subject to continued satisfaction of certain conditions specified in the SQM Exploration Agreement. To satisfy those conditions, we must (i) make cash payments to SQM in annual installments through December 2027 which total $10.0 million in the aggregate (of which we have previously paid $375,000), (ii) reimburse SQM for annual maintenance fees with respect to the applicable mining claims and (iii) incur minimum exploration expenditures according to an annual schedule through December 2027, which total $20.0 million in the aggregate (of which we have previously incurred $1,140,829 as of September 30, 2023). We currently lack, and following the closing of this offering, we will continue to lack, the financial resources necessary for these purposes, and therefore it will be necessary for us to raise additional funds in the near future through issuances of debt or equity securities or both. If we fail to make the payments or reimbursements, or if we fail to incur the exploration expenditures, in each case on a timely basis, SQM could terminate our rights to explore and develop our Fiel Rosita mineral properties, which would have a material adverse effect on our properties and prospects and, as a result, may adversely affect our business, results of operations and financial condition.

On May 1, 2023, we entered into a Share Purchase Agreement, the GEM Purchase Agreement, with Gold Express Mines, Inc., or GEM Nevada, pursuant to which we agreed to purchase from GEM Nevada all of the issued and outstanding shares, the CBT Shares, of Cerro Blanco Titanium, Inc., a Delaware corporation, or CBT. At the time of consummation of the share purchase transaction under the GEM Purchase Agreement, CBT owned all of the issued and outstanding capital stock of Gold Express Mines SpA, a Chilean sociedad por acciones (i.e., a “company by shares”), or GEM Chile, which owns the mineral concessions and other assets (including physical and electronic data, the rights to a physical drill core, a buyout right on a net smelter royalty, and miscellaneous geological, mining and metallurgical reports) that comprise the Cerro Blanco Project. In consideration for the CBT Shares, we issued to GEM Nevada 4,375,000 shares of our common stock that, as agreed with GEM Nevada, had an aggregate value of approximately $2.4 million, or $0.549 per share. As of the closing date of the GEM Purchase Agreement, (i) Cesar López, our President and Chief Executive Officer and a director, beneficially owned 4.08% of the issued and outstanding shares of capital stock of GEM Nevada, (ii) Enrique Correa, Country Manager (KM Chile) and a director, beneficially owned 0.41% of the issued and outstanding shares of capital stock of GEM Nevada, (iii) John Ryan, our Vice President of Corporate Affairs, was the Chief Executive Officer of GEM Nevada, a director of GEM Nevada, a director of CBT and a director of GEM Chile, and beneficially owned 3.15% of the issued and outstanding shares of capital stock of GEM Nevada, and (iv) Howard Crosby, one of our directors, was a director and executive officer of GEM Nevada, a director and Vice President of CBT, and beneficially owned 3.15% of the issued and outstanding shares of capital stock of GEM Nevada. Each of Messrs. Ryan and Crosby is entitled to his pro rata distribution of any shares of our common stock that GEM Nevada may distribute to its stockholders. We believe that the terms and conditions of the GEM Purchase Agreement, including the purchase price which consisted of shares of our common stock valued at approximately $2.4 million, were not materially different from the terms and conditions that would have prevailed in an arms-length transaction between unrelated parties. Following our acquisition of the CBT shares, we simplified our corporate structure through an internal transaction whereby, effective May 9, 2023, CBT transferred all the outstanding shares of GEM Chile to us. As a result of that transaction, GEM Chile is our direct wholly owned subsidiary and CBT is an inactive wholly owned subsidiary owned by us.

To date, we have funded our operations primarily with proceeds from the sale of our equity securities. From our inception on February 18, 2020 to December 31, 2023, we have received approximately $10.2 million in net proceeds from sales of our equity securities. Since our inception on February 18, 2020, we have incurred significant losses and we expect to continue to incur losses for the foreseeable future. Our net losses were $4,914,279 and $2,687,368 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $9,209,720. We may never achieve or sustain profitability. None of our mineral projects has commenced commercial production, and commercial production at our mineral projects will require significant capital and expenditures. To become and remain profitable, we must generate significant revenues at one or more of our mineral projects, which will require us to be successful in a range of challenging activities.

Recent Developments

From July 2023 to November 2023, in order to induce the exercise of outstanding warrants to purchase our common stock, we agreed, upon the exercise of such warrants, to issue a new warrant to purchase one share of our common stock at an exercise price of $2.40 per share for a period of four years of the date of issuance; provided however, in the event that (A) either (i) we do not close this offering on or prior to April 30, 2024; or (ii) our shares of common stock or other equity securities of the Company are not registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (B) our common stock or other equity securities are not listed on the Nasdaq Stock Market LLC or the NYSE American by April 30, 2024, then the exercise price of the new warrants shall be reduced to $1.80 per share and the expiration date of such warrants shall be extended by one year. We received $3,039,989 in gross proceeds in connection with these warrant exercises, and we issued new warrants to purchase an aggregate of 1,688,884 shares of our common stock.

Operating Expenses

Exploration Expenses

We conduct exploration activities under mining concessions in Chile. We expect exploration expenses to increase significantly as we continue to expand our exploration activities at the Fiel Rosita project and our other exploration properties. Our exploration expenses primarily consist of assay costs and other geological and support costs at our exploration properties.

General and Administrative Expenses

Our general and administrative expenses consist of consultant fees and other general administration costs. Our general and administrative expenses are expected to increase significantly as we prepare to operate as a public company. We expect higher costs related to salaries, benefits, compliance and corporate governance, stock exchange listing fees, transfer agent and other shareholder-related fees, and other administrative costs.

Professional Fees Expense

Our professional fees expenses consist of legal, accounting and audit fees. Our professional fees expenses are expected to increase significantly. We expect higher costs due to additional reporting requirements of a public company.

Officers’ and Directors’ fees

Out officer’s and directors’ fees consist of salaries and stock-based compensation. We expect our officers’ and directors’ fees to decrease as the outstanding stock-based compensation fully vests.

Income Taxes

As we have incurred substantial losses to date, we may receive further benefits in the form of deferred tax assets that can reduce our future income tax liabilities, if it is more likely than not that the benefit will be realized before expiration. Historically, we have not recognized these potential benefits in our financial statements and have fully reserved for such net deferred tax assets, as we believe it is more likely than not that the full benefit of these net deferred tax assets will not be realized before expiration.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For the year ended December 31, 2023, we experienced a net loss of $4,914,279 compared to a net loss of $2,687,368  for the year ended December 31, 2022. The $2,226,911 increase in net loss was primarily attributable to the following:

Exploration expense increased to $2,560,764 for the year ended December 31, 2023, compared to $698,196 for the year ended December 31, 2022, due to increased efforts on the Fiel Rosita and Cerro Blanco projects.

General and administrative expense decreased to $318,003 for the year ended December 31, 2023, compared to $458,654 for the year ended December 31, 2022, primarily due to decreased consulting fees.

Professional fees increased to $998,642 for the year ended December 31, 2023, compared to $306,305 for the year ended December 31, 2022, primarily due to expenses related to this offering and increased audit and legal fees.

Officers’ and director’s fees decreased to $550,658 for the year ended December 31, 2023, compared to $914,525 for the year ended December 31, 2022, primarily due to less stock-based compensation vesting.

Travel expense increased to $435,953 for the year ended December 31, 2023, compared to $249,705 for the year ended December 31, 2022, primarily due the increased travel to the project sites located outside of the United States.

Depreciation expense increased to $19,492 for the year ended December 31, 2023, compared to $5,737 for the year ended December 31, 2022, primarily due to the Company acquiring property and equipment.

Other expense decreased to $30,767 for the year ended December 31, 2023, compared to $54,246 for the year ended December 31, 2022, primarily due to the currency exchange losses on translation of foreign operations.

Cash Flows

As of December 31, 2023, we had cash and cash equivalents of $752,606, a certificate of deposit of $1,000,000 and working capital of $1,722,603. The increases in cash and cash equivalents and working capital was primarily due to increased sales of our equity securities.

We did not have any related-party debt as of December 31, 2023, and 2022. We have no outstanding lines of credit or other bank financing arrangements. We have certain payment obligations related to the Fiel Rosita project as detailed above. During the years ended December 31, 2023 and 2022, we received $2,566,500 and $3,062,257, respectively, in net proceeds for the sale of our equity securities in private placement transactions. Additionally, during the years ended December 31, 2023 and 2022, we received $2,736,000 and $0, respectively, net of cash fees from the exercise of warrants.

Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditure requirements for the next eighteen months (which, for the avoidance of doubt, does not currently include any activities described in this prospectus under “Properties — Exploration and Related Programs” associated with the Cerro Blanco Project). This estimate is based on certain significant assumptions, which are uncertain and may turn out to be incorrect. We are focused on our forward-looking liquidity needs. We are evaluating our ongoing fixed cost structure as well as decisions related to project retention, advancement and development. We will likely be required to raise additional capital or take other measures to fund future exploration and development, including, but not limited to, the activities associated with the Cerro Blanco Project described in this prospectus under “Properties — Exploration and Related Programs” (which, for the avoidance of doubt, is not contemplated by this offering). Significant development activities, if warranted, will require that we arrange for financing in advance of planned expenditures. In addition, we expect to continue to increase our current financial resources with external financings as long as our long-term business needs require us to do so.

Liquidity and Capital Resources

The following table presents our sources and uses of cash for the periods indicated:

	Year Ended December 31,
	2023	2022

Net cash used in operating activities	$(4,836,853)	$(2,016,098)
Net cash used in investing activities	(1,586,206)	(190,055)
Net cash provided by financing activities	5,302,500	3,062,257
Effect of foreign exchange on cash	(1,766)	(2,374)
Increase (decrease) in cash and cash equivalents	(1,122,325)	853,730
Cash and cash equivalents at the beginning of the year	1,874,931	1,021,201
Cash and cash equivalents at the end of the year	$752,606	$1,874,931

Cash used by operating activities was $4,836,853 and $2,016,098 for the years ended December 31, 2023 and 2022, respectively. The $2,820,755 increase between December 31, 2023 and December 31, 2022 was primarily due to an increase in net loss and a decrease in non-cash stock based compensation.

Cash used by investing activities was $1,586,206 and $190,555 for the years ended December 31, 2023 and 2022, respectively. The $1,396,151 increase between December 31, 2023 and December 31, 2022 was primarily due to the acquisition of a $1,000,000 certificate of deposit to earn additional interest in 2023.

Cash provided by financing activities was $5,302,500 and $3,062,257 for the years ended December 31, 2023 and 2022, respectively. Cash provided by financing activities primarily relates to sales of common stock and exercise of warrants.

On August 30, 2022, we commenced an offering, or the Private Placement Offering, for the sale of up to 6,000,000 shares of our common stock at a price per share equal to $1.00 per share, and one-half (1/2) of a five-year warrant, or the Private Placement Warrants. Each whole Private Placement Warrant entitles the holder thereof to purchase one share of our common stock at a price of $1.80 per share and only whole warrants are exercisable. During the years ended December 31, 2023 and 2022, we issued and sold 2,925,000 and 1,316,100 shares of our common stock, respectively, and we issued 1,462,500 and 658,050 Private Placement Warrants, respectively. In total, we issued and sold 4,241,100 shares of our common stock in the Private Placement Offering and we issued 2,120,550 Private Placement Warrants in the Private Placement Offering. We received net proceeds from the Private Placement Offering of $3,659,757 after commissions and offering expenses paid by us. The final closing of the Private Placement Offering occurred on February 23, 2023.

In connection with the Private Placement Offering, we paid a broker-dealer placement agent, or the Placement Agent, a 13% cash commission on the gross proceeds plus a $25,000 placement fee and other costs for a total of $581,343. We also issued warrants to purchase 636,165 shares of our common stock to the Placement Agent. Each these warrants entitles the holder thereof to purchase one share of our common stock at a price of $1.00 per share and has a term of 10 years from the date of issuance.

On September 8, 2022, the Company entered into a separate agreement with the Placement Agent to provide business advisory and consulting services associated with the private placement through January 31, 2023. As compensation for the services, we issued to the Placement Agent warrants to purchase 875,000 shares of our common stock. Each of warrant entitles the holder thereto to purchase one share of common stock at a price of $1.00 per share and has a term of 10 years from the date of issuance.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Critical accounting policies are those policies that, in management’s view, are most important in the portrayal of our financial condition and results of operations. The notes to the consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain.

Mineral Interests

Mineral interests consist of the legal right to explore, extract, and retain the benefits from mineral deposits. Mining assets include mineral rights which are considered tangible assets under which are required to be recognized at fair value as of the acquisition date. As a result, the direct costs to acquire mineral rights are initially capitalized as tangible assets. Mineral rights include costs associated with acquiring patented and unpatented mining claims.

The Company expenses all mineral exploration costs as incurred as it is still in the exploration stage. If the Company identifies proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it would enter the development stage and capitalize future costs until production is established. When a property reaches the production stage, the related capitalized costs are amortized on a units-of-production basis over the proven and probable reserves following the commencement of production. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use.

To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are being expensed.

Stock Based Compensation

The Company periodically issues stock options and warrants to employees and non-employees for services and for financing costs. The fair value of the Company’s stock option and warrant grants is estimated using the Black-Scholes Option Pricing model, which uses certain assumptions related to the fair value of the Company’s common stock, risk-free interest rates, expected stock price volatility, expected life of the stock options or warrants, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes Option Pricing model and the stock award’s vesting terms. For stock price volatility, the Company utilizes the average volatility of a group of peer companies that are of a similar nature to the Company. The assumptions used in the Black-Scholes Option Pricing model could materially affect compensation expense recorded in future periods.

Because the Company’s common stock is not yet traded on a stock exchange or in the over-the-counter market, the fair value of common stock issued on a non-cash basis is determined based on the most recent cash sales of the Company’s common stock adjusted for any restrictions or other equity instruments issued in connection with the non-cash transaction.

Functional Currency

Items included in the financial statements of each of the Company and its subsidiary are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional and reporting currency of the Company and its subsidiary, KMC-Chile, is the U.S. Dollar (“USD” or “$”). All amounts in these consolidated financial statements are in USD, unless otherwise stated.

Transactions in currencies other than the entity’s functional currency are recorded at the exchange rate prevailing at the dates of the transactions. Monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate. All gains and losses on translation of these foreign currency transactions are included in the consolidated statements of operations.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. We had cash and cash equivalents of $752,606 and a certificate of deposit of $1,000,000 as of December 31, 2023. Our exposure to interest rate risk is not significant and a hypothetical 1% change in interest rates during any of the periods presented would not have had a material impact on our financial statements included elsewhere in this prospectus.

Foreign Currency

Our functional currency is the U.S. Dollar. As of the date of this prospectus, we are exposed to foreign currency rate risk related to various third-party service contracts denominated in foreign currencies. A hypothetical 10% change in exchange rates during any of the periods presented would not have had a material impact on our financial statements included elsewhere in this prospectus.

Going Concern Assessment

Our consolidated financial statements included elsewhere in this prospectus have been prepared on a basis which assumes we are a going concern. As discussed in Note 2 to those financial statements, we have suffered recurring losses from operations, do not expect to generate revenues or operating cash flows for the foreseeable future, and have stated that substantial doubt exists about our ability to continue as a going concern. Our ability to continue as a going concern may be viewed unfavorably by current and prospective investors, as well as by analysts and creditors. This may in turn make it more difficult for us to raise the additional financing necessary to continue to operate our business and we may be forced to significantly alter our business strategy, substantially curtail our current operations, or cease operations altogether. Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditures requirements through at least the next eighteen months. This estimate is based on certain significant assumptions, which are uncertain and may turn out to be incorrect.

Emerging Growth Company

We are an emerging growth company, or EGC, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including that an EGC can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards, and as a result of this election, its consolidated financial statements may not be comparable to companies that comply with public company effective dates for ASUs. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of its initial public offering or such earlier time that it is no longer an EGC.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting for our Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management’s authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our management has concluded that the consolidated financial statements included elsewhere in this prospectus present fairly, in all material respects, our financial position, results of operation and cash flows in conformity with GAAP.

An evaluation was conducted under the supervision and with the participation of our management of the effectiveness of the design and operation of our internal control over financial reporting in accordance with the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 Integrated Framework. Based on that evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023 and December 31, 2022. Management has identified the following material weaknesses:

•        we did not employ a sufficient number of staff to maintain optimal segregation of duties;

•        our management had the override of our internal control over financial reporting;

•        we had insufficient communication of key transaction to our accounting personnel;

•        we did not properly disclose related party transactions;

•        we lack a sufficient number of independent members of our board of directors;

•        communication among our personal of key transactions; and

•        our independent registered public accounting firm discovered material adjustments during its audit and interim review procedures.

The Company has begun implementation of a plan to remediate the material weaknesses described above. These remediation measures are ongoing and include hiring additional accounting personnel and implementing additional policies, procedures and controls. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting cycles. As a result, the timing of when we will be able to fully remediate the material weaknesses is uncertain, and we may not fully remediate these material weaknesses during fiscal year 2024.

If we fail to maintain effective internal control over financial reporting in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting and, under the JOBS Act, will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

BUSINESS

Overview

We are an exploration stage mining company focused primarily on the development of two projects, both of which are located in the Atacama Region (also known as Region III) of the Republic of Chile. Our Cerro Blanco project, or the Cerro Blanco Project, is focused primarily on exploring for rutile from which high grade titanium dioxide (TiO2) can be processed. Our Fiel Rosita project, or the Fiel Rosita Project, is focused primarily on exploring for copper, and to a lesser extent, zinc.

Our principal executive offices are located at 701 Brickell Avenue, Suite 1550, Miami, Florida 33131. The offices of our two subsidiaries in Chile are located at Alonso de Monroy 2677, Suite 602A, Vitacura, Santiago, Chile 630713. Our website address is https://keyminingcorp.com. Information on or accessible through our website is not a part of this this prospectus.

Our corporate structure is shown in the following diagram:

Corporate History

We were incorporated on February 18, 2020 in Delaware under the name Tavros Gold Corp. On July 17, 2020, February 22, 2021, April 5, 2021 and August 8, 2023, we filed certificates of amendment to our certificate of incorporation changing our corporate name to TiO2 Minerals Corp., CopperEx Corp., Key Metals Corp. and Key Mining Corp., respectively.

On June 17, 2021, we formed Key Metals Corporation Chile SpA, a Chilean sociedad por acciones (i.e., a “company by shares”), or KM Chile, in the Republic of Chile. On August 30, 2021, KM Chile entered into an agreement which relates to the Fiel Rosita Project mining claims and is described below under the caption “SQM Exploration Agreement.” For additional information regarding the Fiel Rosita Project, see “Business — Our Mineral Projects” and “Properties — Fiel Rosita Project.”

On May 1, 2023, we entered into a Share Purchase Agreement, the GEM Purchase Agreement, with Gold Express Mines, Inc., or GEM Nevada, pursuant to which we agreed to purchase from GEM Nevada all of the issued and outstanding shares, the CBT Shares, of Cerro Blanco Titanium, Inc., a Delaware corporation, or CBT. At the time of consummation of the share purchase transaction under the GEM Purchase Agreement, CBT owned all of the issued and outstanding capital stock of Gold Express Mines SpA, or GEM Chile, which owns the mineral claims and other assets (including physical and electronic data, the rights to a physical drill core, a buyout right on a net smelter royalty, and miscellaneous geological, mining and metallurgical reports) that comprise the Cerro Blanco Project. In consideration for the CBT Shares, we issued to GEM Nevada 17.5 million shares of our common stock equivalent to approximately $2.4 million in value. See “Certain Relationships and Related Party Transactions.” For additional information regarding the Cerro Blanco Project, see “Business — Our Mineral Projects” and “Properties — Cerro Blanco Project.” Following our acquisition of the CBT shares, we simplified our corporate structure through an internal transaction whereby, effective May 9, 2023, CBT transferred all the outstanding shares of GEM Chile to us. As a result of that internal transaction, GEM Chile is our direct wholly owned subsidiary and CBT is an inactive subsidiary wholly owned by us.

Our Business Strategy

Our current business strategy is focused on the exploration for mineral deposits at the Cerro Blanco Project and at the Fiel Rosita Project. The Cerro Blanco Project has an emphasis on rutile from which high grade titanium dioxide (TiO2) can be processed, and the Fiel Rosita Project has a primary emphasis on copper (and to a lesser extent zinc). Both projects are located in the Atacama Region (also known as Region III) of the Republic of Chile which is a highly active mining area with a mining specific labor force. We believe that Chile is a political cornerstone of South America, one of the most industrialized countries in Latin America and a suitable location for end-producers in North America. Chile is the largest copper producer in the world with what we believe are favourable mining policies. Furthermore, we believe that Chile is an established, well-functioning democracy with a free and fair election process. Moreover, according to Ernst & Young’s Chile’s mining and metals investment guide 2023, mining is one of the main drivers of Chile’s economic activity, contributing an average of 10% of the country’s jobs and 10.4% to Chile’s gross domestic product over the last 10 years.

To execute our business strategy, we will require substantial additional financial resources, including amounts necessary to fund our planned exploration program at the Cerro Blanco Project, and to fund the progress payments, the mining claim maintenance fees and our planned exploration program with respect to the Fiel Rosita Project including the exploration expenditures we must incur to satisfy a condition required under KM Chile’s agreement relating to the Fiel Rosita Project. See “Business — SQM Exploration Agreement.” We intend to seek the necessary additional financing through the issuance of additional equity or debt securities (subject to the lock-up period described in the “Underwriting” section of this prospectus), but there can be no assurance that such financing will be available to us in sufficient amounts, on attractive terms, on a timely basis, or at all. See “Risk Factors — Financial Risks — We will require substantial additional capital to explore and/or develop our mineral properties and we may be unable to raise additional capital on favorable terms or at all” and “Risk Factors — Risks Relating to our Business — Maintaining our right to explore and develop the Fiel Rosita project is conditioned upon our making substantial future payments; and if we fail to make such payments we could lose our rights in the project.”

We consider the focus of our business strategy to be justified because we believe the long-term prospects for the copper and titanium dioxide markets are strong, as described in more detail below.

General

The worldwide markets for copper and titanium dioxide differ significantly in size. The market for copper, which is one of the most widely used base metals, is much larger than the market for titanium dioxide. We believe demand for both copper and titanium dioxide will be influenced by such factors as global economic conditions, geopolitical events, trade policies, the availability of raw materials, and technological innovations. Any significant changes in one or more of these factors could materially change future demand and prices for copper and/or titanium dioxide.

The Market for Copper

Copper is a chemical element with the symbol Cu on the periodic table. Copper has unique properties of being malleable, ductile, and corrosion resistant, with high thermal and electrical conductivity. Copper has been used by humans for thousands of years and is one of the most widely used metals. Today, copper is used in many industrial applications, including electrical wiring, construction, electronics, transportation, renewable energy, and plumbing. Copper alloys such as brass (an alloy of copper and zinc) and bronze (an alloy of copper and tin) also have numerous other uses. In recent years demand for copper has grown, in part due to increasing emphasis on renewable energy sources such as solar and wind power and the prevalence of electric vehicles, all of which use copper in various components such as motors, batteries, wiring, and infrastructure. Given the key role that copper will play in the transition to renewable energy, in 2023, the U.S. Department of Energy officially added copper to its critical materials for energy list. Also, developing countries, including in Asia, have added to copper demand in recent years through construction activities relating to urbanization and industrialization. Based on these trends, we believe that the demand for copper is likely to experience continued growth in the long term. The following chart produced by Statista sets forth the top six copper producing countries in the world in 2022 (in 1,000 metric tonnes):

____________

Source: Statista, Major Countries in Copper Mine Production Worldwide in 2022, January 2023.

Copper is traded as a commodity in international markets, with prices largely established on two major metal exchanges, the Commodity Exchange, or the COMEX, and the London Metal Exchange, or the LME. The table below shows LME copper prices historic (2022) and forecasted (2023 through 2027) (dollars per metric ton).

Copper forecast at a glance (000 t)

	2022	2023f	2024f	2025f	2026f	2027f
Supply	25,161	26,267	27,715	29,141	29,939	30,311
Demand	25,502	26,239	27,379	28,570	29,659	30,585
Refined balance	(341)	29	336	571	280	(274)
LME 3M price ($/t)	8,784	8,596	8,602	9,070	9,255	9,630

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e = estimate; f = forecast; LME 3M = London Metal Exchange three-month; $/t = dollars per metric ton.

Source: S&P Global Market Intelligence, Commodity Briefing Service Copper, September 2023.

Industry analyst Wood Mackenzie predicts that demand for refined copper will substantially exceed supplies during the next decade due to the energy transition to reduce carbon emissions.

According to S&P Global, copper demand is projected to grow from 25 million metric tons today to approximately 50 million metric tons by 2035, a record-high level that is anticipated to sustain and continue to grow to 53 million metric tons by 2050.

The following chart produced by Wood Mackenzie forecasts the supply gap in refined copper consumption that needs to be covered by mine supply to 2050. An accelerated energy transition scenario is shown on the chart as AET-1.5.

# Figure 3. Refined consumption that needs to be covered by mine supply to 2050

50
40
30
20
10
0
Supply gap (Mt copper)
75%
60%
45%
30%
15%
0%
Supply gap as % of consumption
18%
28%
49%
62%
2030
2032
2040
2050
Base Case
AET-1.5
Supply gap as % of refined consumption

Source: Wood Mackenzie, Q2 2022

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Source: Wood Mackenzie, Red Metal, Green Demand: Copper’s Critical Role in Achieving Net Zero, October 2022.

The Market for Titanium Dioxide (TiO2)

Rutile can form as a result of various geologic or chemical processes, and natural rutile may contain impurities such as iron, silica, niobium, tantalum and tin. End users often require supplies of purchased rutile to contain at least 94% titanium dioxide. Compared to other naturally occurring forms of TiO2, rutile has the highest TiO2 content, typically above 90%. As a result, natural rutile is the preferred feedstock in manufacturing titanium pigment and producing titanium metal.

Titanium dioxide is a white inorganic compound that is highly reflective, has a very high melting point, is insoluble in water and is considered non-toxic within certain parameters. As a result of these unique qualities, titanium dioxide has numerous commercial uses to increase brightness, durability and/or opaqueness, including as an ingredient in paints and other coatings, plastics, cosmetics, ceramics, paper, printing ink, welding materials, and certain textiles. We expect that the rutile we may extract and process from the Cerro Blanco Project would generally be sold as a TiO2 feedstock to end users in the coatings and other industries mentioned above. The following chart from S&P Global Market Intelligence indicates that Cerro Blanco contains one of the top 10 rutile deposits in the world:

____________

Derived from the online article “Ukraine war elevates rutile price amid tight market, multiyear drilling high” dated July 27, 2022 (https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/ukraine-war-elevates-rutile-price-amid-tight-market-multiyear-drilling-high-71249966) which cites S&P Global Market Intelligence, July 2022, as the source of the table. Please note that our wholly owned subsidiary GEM Chile now owns all the Cerro Blanco claims attributed in the table to Future Science Holdings Inc.

We believe that the demand for titanium dioxide in these industries is likely to increase in the long term due to, among other things, construction activity as the global economy continues to develop, urbanize and industrialize, increasing emphasis on lightweight and durable coatings in the automotive industry, and greater consumer attention to cosmetics in emerging economies.

Titanium dioxide is also used to produce titanium in its metal form. Because it easily combines with other elements, titanium usually occurs in nature in combination with other substances which often include oxygen, rather than as the pure metal. The most common minerals containing titanium are ilmenite, rutile, and titanite (also referred to as sphene). Titanium, a chemical element with the symbol Ti on the periodic table, has a variety of industrial uses due to its high strength-to-weight ratio, resistance to corrosion and heat, and biocompatibility. For example, titanium metal is used in the aerospace industry in aircraft structures and components, in the defense sector in military aircraft, naval vessels, and armor systems, in the automotive industry in various components where manufacturers seek to use lightweight materials to improve fuel efficiency and reduce emissions, and in the medical industry in implants and other devices. We believe that the demand for titanium metal is likely to increase in the long term due to a growing emphasis on lightweight materials for vehicles, the demand for biocompatible implants for an aging global population, projected growth in air travel, and advances in aerospace and military technologies utilizing strong and lightweight components. According to a report by the European Union, titanium is considered a critical raw material due to its scarcity, China-controlled supply chains and requirement for decarbonization of the global economy as part of the green energy transition (European Commission, Critical Raw Materials for Strategic Technologies and Sectors in the EU: A Foresight Study, 2020).

According to Maia Research, a private consulting firm, global titanium feedstock consumption is approximately 9.5 million tons on an annual basis, of which the majority is consumed by the pigment industry. The high-grade titanium feedstock market consumes on an annual basis approximately 2.8 million tons of contained titanium with strong demand driven from the pigment and metal industries (Maia Research, Global Nature Rutile Market Research Report, October 2023).

According to Maia Research, there have been no discoveries of major rutile deposits in over 50 years, two major western mines are expected to cease production in the next few years, and no significant projects are expected to come online in the near term. While Jacinth-Ambrosia by Iluka Resources in South Australia (discovered in 2004) produces some rutile, it mainly produces Zircon (Maia Research, Global Nature Rutile Market Research Report, October 2023). As a result, market analysts forecast limited supplies and higher prices for TiO2 in the future. Based on these factors, we believe that the titanium industry is moving towards processing “dirtier” sources of feedstock (such as ilmenite, titanium slag and synthetic rutile), and that the rutile market will continue to be strong.

The following chart presents forecasted international supply and demand for natural rutile (Ti02).

THE NATURE RUTILE SUPPLY AND DEMAND GAP
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
28.5%
16.7%
16.2%
16.7%
17.9%
18.0%
2024
2025
2026
2027
2028
2029
Supply
Demand
Supply gap as % of demand

____________

Source: Maia Research, Global Nature Rutile Market Research Report, October 2023.

The following table shows the average price per ton for rutile during the previous three years, according to Maia Research.

Rutile Prices ($U.S.) per Ton
Time Period	Average Price (US$/ton)
2020	1161
2021	1278
2022	1518

____________

Source: Maia Research, Global Nature Rutile Market Research Report, October 2023.

The following chart produced by Statista sets forth the top four titanium producing countries in the world in 2022 (in 1,000 metric tonnes):

____________

Source: Statista, Mine Production of Titanium Minerals Worldwide in 2022, By Country, January 2023.

Laws and Regulations

Chile

Because our two material mineral projects are located in the Republic of Chile, our operations at such projects will be subject to Chilean laws and regulations, including those relating to mining. The principal sources of such Chilean laws and regulations include the Constitution of the Republic of Chile, Chile’s Organic Constitutional Law on Mining Concessions, and Chile’s Mining Code (and the regulations existing thereunder). Chile’s laws and regulations pertaining to water rights and environmental protection are also applicable to mining companies.

Chile’s mining laws grant to the State exclusive ownership and control of all mineral deposits in the country. However, any person (including any Chilean or foreign individual or legal entity) can acquire rights, as to specified areas, to explore for or mine all mineral deposits except oil, gas, lithium, uranium, and thorium which are reserved for the State. In this prospectus we refer to any such right as a “claim” (although under Chilean law the term “concession” is typically used). Such rights are granted by local courts as either “exploration” claims or “exploitation” claims. An exploration claim is valid for a period of four years after it is granted by the Court, subject to payment of an annual maintenance fee. Before the end of the four-year period, the holder may either (i) request a single renewal period of four years by furnishing evidence that it has conducted exploration work in the area, or (ii) apply to convert the claim to an exploitation claim. An exploitation claim has an indefinite duration subject to payment of an annual maintenance fee. Mining claims provide the owner with the right to use water at the claim site for mining operations, and the right to defend the claim against the state and other third parties. The holder of a mining claim must obtain from the landowner access to the area required to conduct mining activities. Where the holder of the claim and landowner don’t reach an agreement, or when the landowner is the State, as is the case with the Fiel Rosita claims and certain of the Cerro Blanco claims, the claim holder may bring suit against the landowner in order to obtain a mining easement, and in the suit the judge will, based on the arguments made by the parties and expert reports, establish a compensation for the use of the land. Where the landowner is a private party, as is the case with certain of the Cerro Blanco claims, the claim holder negotiates an easement directly with the private owner, provided that if the negotiations are unsuccessful, the local court may grant the easement on terms determined to be reasonable. The claim holder must indemnify the landowner for damage caused by any exploration and mining activities and must remediate environmental harm caused by such activities.

Based on a survey of mining industry participants for 2022 by the Fraser Institute, a widely recognized non-partisan research and educational organization based in Canada, Chile ranked 35th out of 62 jurisdictions for mining investment attractiveness, 38th out of 62 jurisdictions on its index for policy perception, and 26th out of 47 jurisdictions on its index for best practices mineral potential. See “Risk Factors — Risks Related to Our Operations in the Republic of Chile.”

The principal environmental laws applicable to Chilean mining projects are (a) Law No. 19,300 (the Environmental Framework Law), (b) Law No. 20,417, which created the Ministry for the Environment, the Environmental Assessment Service (“Servicio de Evaluación Ambiental” or “SEA”) and the Superintendence of the Environment (“Superintendencia del Medio Ambiente” or “SMA”), and (c) Supreme Decree No. 40/2012 which administers the Regulation of the Environmental Impact Assessment System (“Sistema de Evaluación de Impacto Ambiental” or SEIA. Under the foregoing system of laws and regulations, certain exploration activities, and most mining activities, require prior approval from the SEA based on an assessment of potential environmental impacts under SEIA regulations. Our expected level of exploration activities will be below applicable thresholds and are not within environmentally protected areas, and therefore we do not expect to be subject to such review at this time. For any drilling we may conduct pursuant to our exploration plans, we expect to obtain the necessary drilling rights by filing notices regarding the commencement of exploration activities with the National Geology and Mining Service (“Servicio Nacional de Geología y Minería” or “SERNAGEOMIN”). However, before we commence mining operations at either our Cerro Blanco Project or our Fiel Rosita Project, it will be necessary for us to file a detailed environmental impact study (EIS) with respect to such operations and obtain approval of the EIS from the SEA. See “Properties — Cerro Blanco Project — Environmental Matters and Permitting” and “Properties — Fiel Rosita Project — Environmental Matters and Permitting.”

If our future activities generate taxable income in Chile, our subsidiaries in Chile will be subject to a 27% national corporate income tax applicable to most companies in Chile.

Mining operators in Chile may also be subject to additional mining taxes (Mining Taxes) that can vary based on the operator’s level of annual mining revenue and the equivalent sales value of metric tons of fine copper (MTFC). One threshold for these taxes is 50,000 MTFC which, based on the average COMEX price for the first quarter of 2023, equates to approximately $439 million in annual sales. These Mining Taxes include:

•        A profits tax on mining operators with annual mining revenue of more than 12,000 MTFC. This tax ranges from 0.4% to 26% depending on the operator’s annual MTFC and profit margin.

•        An ad valorem tax of 1% of annual mining revenue on mining operators with annual mining revenue of more than 50,000 MTFC.

However, the potential combined overall burden for Mining Taxes on mining operators (including (i) the corporate income tax (which is currently 27% of corporate taxable income), and (ii) a hypothetical dividend withholding tax equivalent to a value which, including the corporate income tax described under item (i) above, generates a 35% aggregate tax burden over corporate taxable income) and (iii) the Mining Taxes) is limited to either 45.5% or 46.5% of net mining operational taxable income, depending on whether the mining operator’s average 6-year sales value does not exceed 80,000 MTFC or exceeds 80,000 MTFC, respectively.

Our Mineral Projects

Cerro Blanco Project

Our wholly owned subsidiary GEM Chile is the direct owner of 52 mining claim covering a total of 10,537 hectares located in the Atacama Region of Chile. Fifty of these mining claims are exploitation claims and two are exploration claims. In January 2023, GEM Chile purchased 26 of the 52 Cerro Blanco claims from Manquehue Asesorías Mineras SpA (“MAM Chile”); and in May 2023, we purchased the parent of GEM Chile from GEM Nevada. In connection with its purchase of these 26 claims (two of which are exploration claims), GEM Chile agreed to satisfy certain obligations owed by MAM Chile to an unrelated third party from whom MAM Chile acquired 23 of such 26 claims in 2022, including (i) the obligation to pay such third party a royalty of 2% of the “net smelter return” from minerals extracted from such 23 claims; provided that such royalty may be terminated at our option by payment of $1,950,000 to the third party, (ii) the obligation to buy and use at such 23 claims water produced from a desalination plant to be constructed and controlled by the third party, and (iii) the obligation to appoint an individual designated by the third party to an advisory committee for the Cerro Blanco Project, for a monthly fee of $1,500. On May 4, 2023, GEM Chile acquired 26 additional exploitation claims (which are located near the 26 claims acquired from MAM Chile) from Ignacio Joaquín López Alarcón, who acquired the exploitation claims on April 21, 2023, through an auction bid process resulting from a foreclosure for unpaid taxes by the prior owner. Further information about our Cerro Blanco Project is set forth in this prospectus under the caption “Properties — Cerro Blanco Project.”

Fiel Rosita Project

On August 30, 2021, our wholly owned subsidiary KM Chile entered into an agreement, or the SQM Exploration Agreement, with Sociedad Química y Minera de Chile S.A. (translated as “Chemical and Mining Company of Chile Inc.”), or SQM. The SQM Exploration Agreement granted KM Chile the right to explore for copper and other metallic mineral substances on 158 mining claims which cover 37,755 hectares in the Atacama Region of Chile. SQM is the direct owner of the Fiel Rosita Project mining claims. The SQM Exploration Agreement provides KM Chile the opportunity, subject to the satisfaction of certain conditions which we do not expect to satisfy until 2027, to become an 80% partner in a Chilean entity to be formed with SQM for the purpose of exploiting the metallic mineral substances at the Fiel Rosita Project. We anticipate that the primary material we would extract from the Fiel Rosita Project would be materials containing copper and, to a lesser extent, zinc, with all such materials being sold to smelters for further refinement into the respective metals; and it is also possible that other valuable metals such as gold, silver and molybdenum could be by-products of the smelting processes and that such by-products could also yield revenue to us. The SQM Exploration Agreement is lengthy, complex, and detailed, and a summary of its principal terms and conditions is provided in this prospectus under the caption “Business — The SQM Exploration Agreement.” Further information about our Fiel Rosita Project is set forth in this prospectus under the caption “Properties — Fiel Rosita Project.”

Other Mining Properties

We may also attempt to enhance the value of our assets from time to time by acquiring interests in other mineral projects that our management believes have potential for significant growth through exploration and development. In this connection, (i) in July 2022 we acquired from GEM Nevada the Trout Creek, Big Sandy and Soldier Creek projects; (ii) in February 2023, we acquired from MAM Chile the Ivan project; and (iii) in August 2023, we acquired from Critical Minerals Corp. the Crystal Mountain Pegmatite project. As described under “Related Party Transactions,” each of GEM Nevada, MAM Chile and Critical Minerals Corp. was a related party at the time of the applicable acquisition transaction. Each of these five projects is briefly described as follows:

•        Trout Creek Copper-Silver Project.    This project consists of 54 unpatented lode mining claims located in Sanders County, Montana, within an area believed to be potentially favorable for undiscovered copper-silver deposits. We hold these claims under a five-year lease which terminates July 31, 2027 and which requires that (i) we pay the lessor approximately $12,000 each August 1 beginning in 2023; from this amount, the lessor will pay the annual BLM lode claim maintenance fees; (ii) by August 1, 2025, we drill at least three exploratory holes penetrating the prospective target mineralization deposit; (iii) we pay the lessor a two percent NSR royalty on minerals extracted from the claims; provided, however, that we can terminate one-half of this royalty for a payment of $1,000,000; and (iv) at the end of the lease term, we may purchase the claims for $100,000, subject to continued payment of the royalty payments.

•        Big Sandy Project.    This project consists of 79 unpatented lode mining claims located near the town of Wikieup, in Mohave County, Arizona. The claims were transferred to us via quitclaim deed and have been recorded with the BLM. The claims are near a porphyry copper-molybdenum project site at which another mining company recently commenced exploratory drilling. Annual BLM maintenance fees for these 79 claims are approximately $13,000.

•        Soldier Creek Project.    This project consists of 73 unpatented lode mining claims in the Soldier Creek area located in Tooele County, Utah, which is an area we believe may contain copper porphyry deposits. The claims were transferred to us via quitclaim deed and have been recorded with the BLM. While much of the nearby area is untested by drilling, our claims are within approximately 17 miles of the Bingham Canyon mine, a major open-pit copper mine operated by Rio Tinto. The annual BLM maintenance fees for the Soldier Creek claims are approximately $12,050.

•        Ivan Project.    This project consists of two exploitation claims covering 2,500 hectares in the Province of Antofagasta within the Region of Antofagasta (also known as Region II) of the Republic of Chile. The area hosts mining projects operated by multinational resource corporations including Vale S.A., BHP Group, Ltd., and Freeport McMoran Inc. We believe the area may hold deposits of copper and, possibly, gold. Our ownership of the claims has been recorded on the appropriate governmental records in Chile. The annual Chilean maintenance fees for the claims have been approximately $19,500 but are expected to increase to approximately $78,000 for each year beginning in 2025.

•        Crystal Mountain Pegmatite Project.    This project consists of 64 unpatented lode mining claims located in the Fort Collins area of Larimer County, Colorado, which is an area we believe may hold lithium pegmatite deposits. The claims were transferred to us via quitclaim deed and have been recorded with the BLM. While much of the nearby area is untested by drilling, there are five pegmatite prospects operated by unrelated parties in the area: the Crystal Silica mine, Tantalum prospect, Sherwood Place prospect, Wisdom Ranch prospect and the Big Boulder pegmatite. We believe that the mineralization present in the area makes this project a possible source of lithium, for which we believe there will be continued and increasing demand. The annual BLM maintenance fees for the Crystal Mountain claims are approximately $10,800.

None of these five projects is considered material to our overall financial condition, operations or prospects at this time. Other than the exploratory drilling required under our Trout Creek lease, we do not currently plan to pursue exploration activities on these properties in the immediate future. However, we will evaluate market conditions from time to time and may reevaluate our plans for these properties.

Competition

The mining industry is highly competitive. Mining companies compete for, among other things, mining properties from which minerals and other substances can be profitably extracted; personnel with technical expertise to find, develop, and operate mining properties; labor to operate the properties; and capital to finance the development of such properties. Many of our competitors have financial and technical resources substantially greater than ours. Several large mining companies are vertically integrated and explore for, mine, refine, and market metallic minerals on a global basis. Our relatively small size and limited capital resources, and current or future competition, could have a material adverse effect on our ability to develop our mineral projects, recruit and retain qualified personnel, or acquire the capital needed to fund our operations and develop mining projects. See “Risk Factors — Risks Related to the Mining Industry.”

Environmental, Social and Governance

We endeavor to use environmental, social and governance, or ESG, principles in all phases of our operations, including our exploration and other mining-related activities. In the areas near our projects in the Atacama Region of Chile, we work to build good relationships with key stakeholders to increase the economic and social benefits from our activities. In all our operations, we will endeavor to use best industry practices to limit environmental impacts and ensure worker safety. In addition, our board of directors intends to work with management to identify additional areas to pursue effective ESG policies, potentially including increased use of clean and/or renewable energy in our mining operations, conserving water use, reducing our environmental footprint, utilizing a diverse workforce from local communities, improving health and safety performance, promoting cultural heritage and protecting biodiversity.

The SQM Exploration Agreement

General

The SQM Exploration Agreement is dated as of August 30, 2021 and conveys to KM Chile the exclusive right to explore, at its own cost and expense, for metallic mineral resources that may be present on 158 exploitation claims held by SQM. The claims, or the Fiel Rosita claims, cover an aggregate of approximately 37,755 hectares in Huasco and Copiapó Provinces within Chile’s Atacama Region. Under the SQM Exploration Agreement, SQM retains the rights to “non-metallic substances” (which for purposes of the SQM Exploration Agreement means sulphur, sodium, nitrate, potassium, phosphate, iodine, sulphate, borate, carbonate, magnesium and lithium) that may be present on the Fiel Rosita claims.

The SQM Exploration Agreement provides that if, by not later than December 31, 2027, KM Chile satisfies the conditions described below under the Exploration Agreement Conditions, KM Chile will have the right to become an 80% partner in a special purpose Chilean company, or the Contract Mining Company, to be formed with SQM (as the 20% partner) for the purpose of exploiting any metallic mineral resources present on the Fiel Rosita claims. The Exploration Agreement Conditions are as follows:

•        Timely payment to SQM of the installments described below which total US $10,000,000 in the aggregate, or the SQM Installments.

•        Timely reimbursement to SQM of the annual mining claims maintenance fees with respect to the Fiel Rosita claims.

•        Timely incurrence of the minimum exploration expenses described below which total $20,000,000 in the aggregate.

•        Timely delivery to SQM of periodic reports detailing exploration expenses and the results of exploration activities.

•        At the time of forming the Contract Mining Company, satisfying a due diligence examination by SQM with respect to U.S. Foreign Corrupt Practices Act standards.

As part of the Exploration Agreement Conditions, KM Chile is scheduled to pay the SQM Installments and incur exploration expenses in the amounts and at the times shown in the table below. See “Risk Factors — Risks Relating to our Business — Maintaining our right to explore and develop the Fiel Rosita mineral project is conditioned upon our making substantial future payments; and if we fail to make such payments we could lose our rights in the project.” Exploration expenses incurred by KM Chile that may exceed the requirement in a given period are carried over to the next period, but any overall excess is not reimbursable to KM Chile. The SQM Exploration Agreement, as amended, requires KM Chile to incur the $20.0 million of exploration expenditures in annual amounts scheduled to be completed by December 31, 2027.

Year	Installment Payable to SQM (required by August 31 of the applicable year)		Exploration Expenses (required by December 31 of the applicable year)
2021	$75,000 (previously paid	)	$0
2022	$125,000 (previously paid	)	$325,281 (previously paid	)
2023	$175,000 (previously paid	)	$2,174,719 (due date extended to July 31, 2024)**
2024	$500,000		$3,000,000
2025	$1,000,000		$4,000,000
2026	$2,000,000		$5,000,000
2027	$6,125,000*		5,500,000
Totals	$10,000,000		$20,000,000

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*        The 2027 payment to SQM is due December 31, 2027.

**      The full $3,000,000 of exploration expenditures must be incurred during 2024 to satisfy the 2024 requirement, and none of the prior period requirement of $2,174,719 that may be incurred during 2024 may be applied toward the $3,000,000 requirement for 2024.

The SQM Installments are payable in Chilean Pesos equivalent to the specified U.S. Dollar amounts. In the case of exploration expenses, the dollar amount of an expense incurred in pesos will be determined based on the exchange rate in effect on the applicable invoice date. If KM Chile completes the SQM Installments and the exploration expenses before December 31, 2027, KM Chile would have the right to accelerate the formation of the Contract Mining Company, subject to satisfaction of the other Exploration Agreement Conditions.

The SQM Exploration Agreement specifies that “exploration expenses” include amounts paid for: mapping, sampling, analyses, drilling, metallurgical tests, engineering and similar studies; materials, equipment rentals, and salaries and fees of exploration personnel; obtaining rights to water, rights to use surface lands and other permits; building, operating and maintaining camps and roads; and legal expenses to defend the Fiel Rosita claims against third parties. KM Chile will not have any right to reimbursement of any exploration expenses it incurs.

If KM Chile fails to satisfy any of the conditions under the SQM Exploration Agreement on a timely basis, or is otherwise in material breach or default thereof, the SQM Exploration Agreement will be deemed to be terminated, thereby extinguishing KM Chile’s right to explore and develop the Fiel Rosita claims and its right to become an 80% partner in the Contract Mining Company. In such event, KM Chile will not be able to recover any of its installment payments, maintenance fee reimbursements and exploration expenditures under the SQM Exploration Agreement, and all amounts that we may have capitalized as mineral interest assets with respect to the Fiel Rosita project will need to be written off. KM Chile has paid the SQM Installments as described in the table above through August 30, 2023, and we expect to pay the SQM Installment due by August 31, 2024 and satisfy the exploration expenditure condition scheduled for July 31, 2024 (each as shown in the table above) and reimburse the claim maintenance fees due in 2024 as shown in the table above. However, to be able to fund the remaining SQM Installments, annual claim maintenance fee reimbursements, and required exploration expenses, it will be necessary for us to obtain additional financing; and there can be no assurance we will be able to obtain such additional financing on a timely basis. See “Risk Factors — Financial Risks — We will require substantial additional capital to explore and/or develop our mineral properties and we may be unable to raise additional capital on favorable terms or at all.”

The SQM Exploration Agreement requires KM Chile to maintain and protect the Fiel Rosita claims by keeping them in good standing and taking such other steps as may be necessary for such purposes. This requirement includes prompt reimbursement to SQM of annual mining claim maintenance fees with respect to each of the 158 claims, which SQM will pay directly until the formation of the Contract Mining Company, at which time the Contract Mining Company will become responsible for payment of the annual maintenance fees. The annual maintenance fees are due by March 31 each year with respect to the period ended on the immediately preceding February 28. Upon execution of the SQM Exploration Agreement, KM Chile reimbursed SQM approximately $127,000, which was the proportionate amount of such fees attributable to the period beginning upon the date of the agreement and ending February 28, 2022. KM Chile has also reimbursed SQM approximately $350,000 for the maintenance fees attributable to the annual period ended February 28, 2023. A change in applicable law became effective January 1, 2024 which increased the maintenance fees on the Fiel Rosita claims to approximately $1.4 million annually beginning with the fees due in March of 2025. See “Risk Factors — Risks Related to Our Operations in the Republic of Chile — Changes could be made to the Chilean Constitution affecting a range of legal rights including mining rights and water rights, and such changes could adversely impact our business, financial condition and results of operations.”

The Contract Mining Company

The SQM Exploration Agreement specifies the form of articles of incorporation that KM Chile and SQM would use to create the Contract Mining Company, the form of royalty agreement under which the Contract Mining Company would pay ongoing royalties to SQM based on the amount of metals produced at the Fiel Rosita claims, and the form of “partnership agreement” that the parties would sign with respect to the operation of the Contract Mining Company, or the Contract Mining Company Governing Documents. Upon formation of the Contract Mining Company, the SQM Exploration Agreement will be terminated, and the Contract Mining Company Governing Documents would apply to all aspects of the ongoing relationship between the Contract Mining Company, SQM and KM Chile.

The Contract Mining Company Governing Documents set forth details regarding the ownership and governance of the Contract Mining Company, including the following:

•        SQM will contribute the Fiel Rosita claims to the Contract Mining Company, subject to SQM’s retention of rights to non-metallic substances which include sulphur, sodium, nitrate, potassium, phosphate, iodine, sulphate, borate, carbonate, magnesium and lithium.

•        KM Chile will contribute to the Contract Mining Company all of KM Chile’s exploration work and assets related to the Fiel Rosita claims.

•        The shares of the Contract Mining Company will be owned 80% by KM Chile and 20% by SQM.

•        SQM’s shares will be entitled to a preference that will prevent any dilution of its 20% ownership interest until the feasibility study (described below) is approved by the board of the Contract Mining Company. As a result of this non-dilution preference, until the approval of the feasibility study KM Chile will be required to fund the payment of all costs, expenses and debts incurred in the operation of the Contract Mining Company.

•        Upon its formation, the Contract Mining Company will enter into an agreement with KM Chile pursuant to which KM Chile would be appointed as the operator of the mining operations at the Fiel Rosita claims pursuant to customary industry practices and standards and in accordance with the annual work program and budget approved by the board of the Contract Mining Company.

•        The Contract Mining Company will distribute at least 30% of its annual profits, if any, to its owners.

•        The Contract Mining Company would be governed by a three-person board of directors (the “CMC Board”), of whom two members would be appointed by KM Chile and one member would be appointed by SQM, as long as it holds at least a 5% interest in the Contract Mining Company.

•        Meetings of CMC Board will require a quorum of two members, of whom one must be the director appointed by SQM.

•        CMC Board approval of certain actions would require the consent of the director appointed by SQM, including engaging in any related-party transaction, incurring any obligation or making any payment exceeding US$1,000,000, engaging in any financing transaction, transferring a Fiel Rosita claim, making a dividend of less than 30% of annual profits, approving the annual operating plan and budget, and approving the feasibility study.

•        The Contract Mining Company must pay to SQM an NSR royalty pursuant to the royalty agreement described below.

•        SQM’s approval will be required in order to approve, among other things, the dissolution of the Contact Mining Company, any amendments to the company’s bylaws (e.g., with respect to, for example, capital increases, and management), approval of in-kind contributions, the sale of 50% or more of the company’s assets, entering into any agreement for the sale of mining concessions, pledging company assets as collateral for any obligation, and the decision to appoint a new project operator.

•        Transfer of shares may only be as expressly permitted in the Contract Mining Company Governing Documents.

•        If KM Chile wishes to sell any of its shares to a third party, SQM will have a right of first refusal to purchase such shares upon the same terms offered to the third party, and, alternatively, SQM will have a tag-along right to sell the same proportion of its shares to the third party on the same terms.

•        Any buyer of shares from KM Chile must agree to be bound by the Contract Mining Company Governing Documents, must demonstrate a financial ability to meet its obligations under the Contract Mining Company Governing Documents, must satisfy a due diligence review by SQM with respect to U.S. Foreign Corrupt Practices Act standards and SQM’s policies, and may not be (and none of its affiliates may be) a producer of lithium carbonate, lithium hydroxide, lithium chloride, iodine, organic or inorganic iodine salts, prilled iodine, or potassium, sodium-potassium or sodium nitrates.

•        If SQM notifies KM Chile that SQM wishes to sell any of its shares, KM Chile will have a right to make an offer to purchase such shares. If SQM rejects the offer, then SQM may either sell its shares to a third party, at a price determined by SQM to be appropriate, or require KM Chile to purchase the shares at a price equal to either (at SQM’s option) fair market value as determined by a third party or by increasing the royalty rates paid by the Contract Mining Company to SQM to an amount determined by a third party.

•        At any time, SQM may either sell its shares to a third party, at a price determined by SQM to be appropriate, or require KM Chile to purchase the shares at a price equal to either (at SQM’s option) fair market value as determined by a third party or by increasing the royalty rates paid by the Contract Mining Company to SQM to an amount determined by a third party.

•        The duration of the Contract Mining Company would be 75 years, with automatic 10-year renewals unless one of the parties elects not to renew.

Feasibility Study

Within three years of its formation, the Contract Mining Company is required to complete and deliver to its board a feasibility study addressing whether a mining project for metals at the Fiel Rosita claims is technically and financially viable. The study must be prepared in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum, and must describe reserves, mining, metallurgical and process methods, environmental conditions, locations of infrastructure, tailings, dumps, heaps, and other related details as applicable, costs, required workforce, community relations and social affairs, transportation costs and methods, marketing and market analysis and other factors normally considered in similar studies. Consistent with the non-dilution preference accorded to SQM’s shares, the cost of conducting and completing the feasibility study will be paid by KM Chile. If the SQM-appointed board member rejects the feasibility study the CMC Board may either (a) accept the rejection and submit a revised feasibility study to address the matters that prompted the rejection, upon timing agreed by KM Chile and SQM, but in any case, not sooner than one year after the rejection, or (b) object to the rejection. If the CMC Board objects to the rejection, then it must notify SQM of the reasons for its objection, and the dispute over the rejection will be resolved by one of four specified companies to be appointed for such purpose by SQM, and if all of the reasons cited by the SQM director for its rejection of the feasibility study are ultimately denied by the appointed company, the feasibility study will be deemed approved by CMC Board. If the feasibility study is not approved by the CMC Board within ten years of the entity’s formation, SQM may cause the dissolution and liquidation of the Contract Mining Company.

SQM’s Retained Rights

As noted above, SQM will retain the rights to “non-metallic substances” (which for purposes of the SQM Exploration Agreement means sulphur, sodium, nitrate, potassium, phosphate, iodine, sulphate, borate, carbonate, magnesium and lithium) that may be present on the Fiel Rosita claims. Under these retained rights, SQM may, for as long as legally permitted, explore for, exploit, remove, and mine such non-metallic substances, at its own cost and risk. To facilitate SQM’s exploitation of the retained rights, the Contract Mining Company must provide to SQM a “prefeasibility report” at least five years before the Contract Mining Company intends to occupy any portion of the surface area of the Fiel Rosita claims. Upon receipt of such report, SQM may either (i) commence mining on the Fiel Rosita claims for non-metallic substances during the five-year period, or (ii) suspend such mining to allow the Contract Mining Company to mine for metals on the Fiel Rosita claims during such period, in which case the Contract Mining Company would be required to pay SQM an amount equal to the “economic margin” of the non-metallic substances existing on the Fiel Rosita claims. The value of such economic margin would be determined based on a study to be performed by an independent third party. If SQM opts to suspend its mining for such five-year period, at the conclusion of such period SQM would be permitted to commence mining operations for non-metallic substances on the Fiel Rosita claims. At any time when both SQM and the Contract Mining Company are conducting mining operations on the Fiel Rosita claims, there could arise conflicting needs for land access as between the two parties; and in the event of such a conflict, SQM would be required only to adapt its conflicting activities, or suspend them for a period of 30 days.

We believe that, for the following reasons, SQM’s rights described in the preceding paragraph are not likely to have a material adverse effect on KM Chile’s operations or financial condition: (i) based on records of exploration results provided to our management, previous exploration activities have indicated that extraction of lithium and other non-metallic substances at the Fiel Rosita claims is unlikely to be an economically attractive endeavor for SQM, and we believe that these exploration results were a contributing factor in SQM’s decision to grant KM Chile its rights relating to metallic substances under the SQM Exploration Agreement; (ii) if exploration activities by KM Chile demonstrate to SQM that exploiting deposits of metallic substances at the Fiel Rosita claims is economically viable, then SQM will anticipate royalties and dividends to be paid to it by the Contract Mining Company, and exercising the rights described in the preceding paragraph would interfere with any anticipated income stream from the Contract Mining Company; (iii) because extraction of lithium and other non-metallic substances at the Fiel Rosita claims is unlikely to be an economically attractive endeavor, any amount KM Chile may be required to pay in respect of the “economic margin” of the non-metallic substances existing on the Fiel Rosita claims is not likely to have a material adverse effect on the financial condition of KM Chile; and (iv) our management believes that the SQM Exploration Agreement and the related agreements and instruments to be executed in accordance therewith are based on documents used in prior transactions by SQM or its affiliates and, for efficiency, SQM desired to limit the amount of management time and legal resources expended on negotiating the documents, except as necessary to reflect the specific mining claims, time periods and royalty rates reflecting the substantive agreement with KM Chile; thus, certain of the rights benefitting SQM in the SQM Exploration Agreement may not have been drafted or negotiated by SQM specifically for the relationship with KM Chile relating to the Fiel Rosita claims.

The Royalty Agreement

Upon its formation, the Contract Mining Company will enter into a royalty agreement with SQM under which the Contract Mining Company will be required to pay SQM a royalty on net revenues from sales of precious metals and non-precious metals extracted from the Fiel Rosita claims, after payment of smelting, refining and other processing costs, transportation and related insurance expenses, and charges for customs and duties (such net amount, the “net smelter returns” or “NSR”). The royalty agreement will state that precious metals “comprise, among others, gold, silver, platinum and palladium found on the surface or subsoil,” and that non-precious metals “include copper, molybdenum, zinc, lead and other minerals, other than precious metals, found on the surface or subsoil.” The royalty agreement will permit the Contract Mining Company to abandon, sell or otherwise dispose of any of the Fiel Rosita claims subject to a right of first refusal in favor of SQM.

Under the royalty agreement, there may be different royalty rates in effect from time to time for precious metals and for non-precious metals, depending on the average spot price in effect for gold (which will establish the royalty rate for all precious metals) and the average spot price in effect for copper (which will establish the royalty rate for all non-precious metals). In the table below, the royalty rates that the Contract Mining Company would pay to SQM are shown in the far-right column labeled “NSR Percentage.”

Average Spot Price of Precious Metals		Average Spot Price of Non-Precious Metals
From US$/oz-Gold	Up to US$/oz-Gold	From US$/lb-Copper	Up to US$/lb-Copper	NSR Percentage
0	500	0	1.5	1.00%
500	700	1.50	2.00	1.00%
700	900	2.00	2.50	1.00%
900	1,100	2.50	3.00	1.25%
1,100	1,300	3.00	3.50	1.50%
1,300	1,500	3.50	4.00	2.00%
1,500	1,700	4.00	4.50	2.50%
1,700	1,900	4.50	5.00	3.00%
1,900	2,000	5.00	5.50	3.00%
2,000	2,400	5.5	6.00	3.50%
2,400	2,600	6.00	7.00	4.00%
2,600	2,800	7.00	8.00	4.50%
2,800	3,000	8.00	9.00	5.00%
3,000	3,200	9.00	10.00	6.00%
More than 3,200		More than 10		10.00%

Risks Associated with the SQM Exploration Agreement

The SQM Exploration Agreement involves numerous risks to KM Chile and us, including the following:

•        To satisfy the Exploration Agreement Conditions, KM Chile must, among other things, pay an aggregate of $30 million in SQM Installments and exploration expenses over the next four years and reimburse SQM for substantial mining claim maintenances fees which we expect to be approximately $1.4 million annually beginning with the maintenance fees to be paid in March 2025. To satisfy such payment requirements, it will be necessary for us to raise additional funds in the near future through issuances of debt or equity securities or both. See “Risk Factors — Risks Related to Our Financial Position and Capital Needs — We will require substantial additional capital to explore and/or develop our mineral properties and we may be unable to raise additional capital on favorable terms or at all.”

•        Failure to timely satisfy any of the Exploration Agreement Conditions, or any material breach by KM Chile under the SQM Exploration Agreement, would result in the SQM Exploration Agreement being deemed terminated, in which case (i) KM Chile’s rights to explore and develop the Fiel Rosita claims and to become an 80% partner in the Contract Mining Company would be extinguished, (ii) we will be able to recover any of the installment payments, maintenance fee reimbursements and exploration expenditures previously paid under the SQM Exploration Agreement, and (iii) all amounts that we may have capitalized as mineral interest assets with respect to the Fiel Rosita claims will need to be written off.

•        There could be a potentially long and indeterminate period before the Contract Mining Company can begin mining operations. For example, to satisfy the Exploration Agreement Conditions, KM Chile must pay specified amounts over the next four years. If we make early payment of the SQM Installments and the exploration expenditures, we can accelerate the formation of the Contract Mining Company. Once the Contract Mining Company is formed, we must cause a pre-feasibility report to be delivered to SQM at least five years before the Contract Mining Company intends to occupy any of the Fiel Rosita claims; and during such five-year period, SQM may commence mining at the claims for non-metallic substances, unless it waives such right in exchange for the payment of certain amounts by KM Chile.

•        Even if SQM waives the five-year right to mine for non-metallic substance, as described above, following such five-year period SQM may commence mining for non-metallic substance at the Fiel Rosita claims, and in that event there is no assurance that SQM’s operations will not cause disruptions to our activities relating to the extraction of metallic mineral substances at the Fiel Rosita claims.

•        SQM may, at any time, require KM Chile to buy SQM’s interest in the Contract Mining Company at a price equal to either (at SQM’s option) fair market value as determined by a third party or by increasing the royalty rates paid by the Contract Mining Company to SQM to an amount determined by a third party. There is no assurance that KM Chile would have the necessary financial resources to purchase such interest, if necessary.

•        SQM may, at any time, elect to sell its interest in the Contract Mining Company to a third party at a price solely determined by SQM. In such event, there is no assurance that we will not have disagreements with SQM’s successor with respect to the management and operation of the Contract Mining Company.

•        SQM’s director on the CMC Board will have veto powers over certain significant actions, including approving annual operating plans and budgets and financing the operations of the Contract Mining Company. As a result, obtaining necessary CMC Board approvals could be delayed, which could in turn delay any mining activity at the Fiel Rosita claims.

•        KM Chile will be required to fund the Contract Mining Company’s operations until the CMC Board approves the feasibility study with respect to the development of the Fiel Rosita claims. Any such amounts funded by KM Chile prior to such time will not earn interest for KM Chile and will not dilute SQM’s 20% interest in the Contract Mining Company.

•        The NSR royalty that the Contract Mining Company would be required to pay to SQM could increase substantially. Based on the spot prices of copper as of October 5, 2023, the royalty rate for non-precious metals would be 2.0%. However, if the spot price for copper increases to more than $10.00 per pound, the royalty rate would increase to 10.0%, and there is no assurance that such increased royalty rate would not render mining for non-precious metals unprofitable at the Fiel Rosita claims.

Our Potential Corporate Structure with the Contract Mining Company

In the event KM Chile earns the right to become an 80% partner with SQM as described above, our organizational structure would be as follows:

Facilities and Equipment

We lease and maintain our executive office at 701 Brickell Avenue, Suite 1550, Miami, Florida 33131. We also lease the KM Chile office in Santiago, Chile. We do not currently own any real property. During the remainder of 2023 and during 2024, we will be purchasing, constructing, upgrading and maintaining various items of equipment, facilities and other infrastructure needed for our exploration activities at our two mineral projects in Chile, including water pipelines and pumping systems, electrical power lines and transmission systems, and camps and other facilities for personnel. We believe that we have, or will be able to purchase or construct, adequate facilities and equipment for our planned exploration activities at our two mineral projects in Chile, on a timely basis as needed and at commercially reasonable prices. See “Risk Factors — We will require substantial additional capital to explore and/or develop our mineral properties and we may be unable to raise additional capital on favorable terms or at all.”

Employees and Independent Contractors

As of April 1, 2024, we have engaged seven consultants and one employee. Five consultants serve us full-time and two consultants serve us part-time. These consultants provide management, technical, administrative, accounting and legal services to the Company. As of April 1, 2024, we have hired one employee who works in our Santiago, Chile office as a geologist and have entered into an offer letter for an employee to serve as our Chief Financial Officer effective April 1, 2024. During the next 18 months at least, we expect that we will obtain all other services necessary to our administrative and operational activities, including mineral exploration activities, by utilizing independent contractors in Chile or the United States. We believe adequate third-party contractors, including geologists, mining engineers, drilling contractors, and construction companies, are available in the Atacama Region of Chile to perform our mineral exploration and other activities over the next 18 to 24 months. We believe independent contractors will be an efficient use of our resources, providing us greater flexibility in our cost structure until we commence mining operations, if at all, which would likely require us to hire full-time or part-time employees in Chile. However, there are risks associated with our planned reliance upon third parties for substantial parts of our activities. See “Risk Factors — Risks Related to our Business — We intend to rely on joint ventures or other third-party contracts to conduct key aspects of our operations.”

Legal proceedings

We are not currently a party to any material legal proceedings. However, from time to time it is possible that we could become involved in legal proceedings or be subject to claims that arise from the conduct of our business. Regardless of their outcome, any such proceedings or claims could have an adverse impact on us because of the costs of defending or settling such matters, as well as the possible diversion of personnel and other resources and other factors; and there can be no assurances that favorable outcomes will be obtained in any such matters.

PROPERTIES

The information regarding the Cerro Blanco Project that is set forth in this prospectus, including in this “Properties” section: (i) is, except where attributed to another source, derived from the technical report summary titled “S-K 1300 Technical Report Summary for the Cerro Blanco Rutile Titanium Bearing Mineral Deposit, Region III, Atacama, Chile” dated August 7, 2023 and revised December 6, 2023 (the “Cerro Blanco Technical Report Summary”), a copy of which is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part; and (ii) does not purport to be a complete summary of, is subject to all the assumptions, qualifications and procedures set out in, and is qualified in its entirety with reference to the full text of, the Cerro Blanco Technical Report Summary. The Cerro Blanco Technical Report Summary was prepared in accordance with S-K 1300 and is dated and signed by Resource Development Associates, Inc., or RDA. RDA is a third-party firm that employs a professional geologist whose education and experience satisfy the requirements of a “qualified person” under S-K 1300 and who prepared the Cerro Blanco Technical Report Summary. Neither RDA nor such qualified person has any interest in us. RDA has approved the summary of the Cerro Blanco Technical Report Summary set forth in this “Properties” section.

The information regarding the Fiel Rosita Project that is set forth in this prospectus, including in this “Properties” section: (i) is derived from the technical report summary titled “S-K 1300 Initial Assessment Technical Report Summary for the Fiel Rosita Copper-Molybdenum-Gold-Silver-Zinc Poly Metallic Mineral Deposit, Region III, Atacama, Chile” dated July 17, 2023 and revised December 6, 2023 (the “Fiel Rosita Technical Report Summary”), a copy of which is filed as Exhibit 96.2 to the registration statement of which this prospectus forms a part; and (ii) does not purport to be a complete summary of, is subject to all the assumptions, qualifications and procedures set out in, and is qualified in its entirety with reference to the full text of, the Fiel Rosita Technical Report Summary. The Fiel Rosita Technical Report Summary was prepared in accordance with S-K 1300 and is dated and signed by RDA. RDA is a third-party firm that employs a professional geologist whose education and experience satisfy the requirements of a “qualified person” under S-K 1300 and who prepared the Fiel Rosita Technical Report Summary. Neither RDA nor such qualified person has any interest in us. RDA has approved the summary of the Fiel Rosita Technical Report Summary set forth in this “Properties” section.

For a description of the key assumptions, parameters and methods used to estimate mineral resources disclosed in this prospectus, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant factors, please review the Cerro Blanco Technical Report Summary and the Fiel Rosita Technical Report Summary, as applicable, each of which is incorporated by reference in this prospectus.

Summary of Mineral Projects

The following table presents an overview of each of our seven mineral projects. For additional information about the projects, see “Business — Our Mineral Projects.” Only two of our projects, the Cerro Blanco Project and the Fiel Rosita Project, are material to our business or financial condition. Technical report summaries pursuant to S-K 1300 with respect to the Cerro Blanco Project and the Fiel Rosita Project are filed as exhibits 96.1 and 96.2, respectively, to the registration statement of which this prospectus is a part. Summaries of each of those technical report summaries are set forth below under the captions “Business — Our Mineral Projects — Cerro Blanco Project” and “Business — Our Mineral Projects — Fiel Rosita Project.”

	Location	Description of mineral rights, form of ownership and acreage.	Mineralization
Cerro Blanco Project	Huasco Province within the Atacama Region (also known as Region III) of the Republic of Chile.

Fifty-two claims covering 10,537 hectares. Our subsidiary GEM Chile is the direct owner of the claims. Twenty-three of the claims are subject to a 2% NSR royalty that may be cancelled at our option for a payment of $1,950,000.

Rutile, which we intend to refine to a high-grade form of titanium dioxide (TiO2).
Fiel Rosita Project	Huasco and Copiapó Provinces within the Atacama Region (also known as Region III) of the Republic of Chile.

One hundred fifty-eight claims covering 37,755 hectares. Our subsidiary KM Chile has the right to conduct exploration activities on the claims, and, subject to certain conditions, to become an 80% partner in an entity that would own and exploit the claims. The claims are subject to an NSR royalty that varies from 1.25% to 10.0% based on spot prices for gold and copper.

Copper and, to a lesser extent, zinc, with gold, silver and molybdenum, as possible by-products of the smelting process for copper and zinc deposits at this project.
Trout Creek Project	Sanders County, Montana, USA.

Fifty-four unpatented lode mining claims which we have the right to explore and mine under a lease ending August 1, 2027. The claims are subject to a 2% NSR royalty. At the end of the lease term, we may purchase the claims for $100,000, subject to continued NSR royalty payments.

Possible undiscovered copper and silver deposits.
Big Sandy Project	Near the town of Wikieup, in Mohave County, Arizona, USA.	Seventy-nine unpatented lode mining claims. Our ownership of the claims is recorded with the BLM.	Possible undiscovered porphyry deposits of copper and molybdenum.
Soldier Creek Project	The Soldier Creek area of Tooele County, Utah, USA.	Seventy-three unpatented lode mining claims. Our ownership of the claims is recorded with the BLM.	Possible undiscovered porphyry deposits of copper.
Ivan Project	The Province of Antofagasta within the Region of Antofagasta (also known as Region II) of the Republic of Chile.	Two claims covering 2,500 hectares. Our subsidiary KM Chile is the direct owner of the claims.	Possible undiscovered deposits of copper and, possibly, gold.
Crystal Mountain Project	The Fort Collins area of Larimer County, Colorado, USA.	Sixty-four unpatented lode mining claims. Our ownership of the claims is recorded with the BLM.	Possible undiscovered deposits of lithium pegmatite.

The following maps show the locations of our seven projects.

# Key Metals Corp. Properties
## Location and Access Map

Trout Creek Project
Montana
Soldier Creek Project
Utah
Colorado
Crystal Mountain Project
Big Sandy Project
Arizona
North Pacific Ocean
Mexico
Gulf of Mexico
North Atlantic Ocean
Caribbean
US Virgin Islands
Central America
Caribbean Sea
Aruba (NETH)
TRINIDAD & TOBAGO
VENEZUELA
GUYANA
SURINAME
French Guianna (France)
COLOMBIA
ECUADOR
PERU
BRAZIL
BOLIVIA
PARAGUAY
Ivan Project
Antofagasta
Copiapó
Fiel Rosita Project
Cerro Blanco Project
Vallenar
Santiago
URUGUAY
CHILE
ARGENTINA
South Atlantic Ocean
South Pacific Ocean
Legend
KMC Properties
Chile Major Cities
Canada
USA
Mexico
Central America & Others
Chile
South America
Kilometers
0 500 1,000 2,000
South Pacific Ocean
Copiapó
Posada Algarrobal
C-455
Fiel Rosita Project
C-461
Huasco
Freirina
Vallenar
Argentina
Cerro Blanco Project
Chile
25 12.5 0 25 Kilometers
Legend
KMC Projects
Major Cities
Primary Routes
Project Access Road
Railroad
Secondary Roads
Chile Regions
Chile

North & South America
Regional Location Map

N
W E
S

Chile
Fiel Rosita & Cerro Blanco
Detailed Location Map

Resource Development Associates
Author: S. Wilson

Date: 8/25/2023

Exploration Stage Company.    None of our mineral projects has an operating mine or has ever produced any mineral in commercial quantities. We have not demonstrated the existence of mineral reserves at any of our projects, and therefore each of our projects is in the exploration stage and we are considered an exploration stage company. We are not conducting any on-site exploration activities at any of our projects, although we have plans to commence certain exploration activities at the Cerro Blanco Project and at the Fiel Rosita Project. See “Properties — Cerro Blanco Project — Planned Exploration and Related Programs” and “Properties — Fiel Rosita Project — Planned Exploration and Related Programs.” We expect to remain an exploration stage company for the foreseeable future. To exit the exploration stage, become a development stage issuer and, ultimately, commence mining at any of our projects, it will be necessary for us to demonstrate the existence of proven or probable mineral reserves at one or more of our projects, and complete one or more feasibility studies that would enable us to obtain financing on reasonable terms and in amounts sufficient to establish and operate the applicable mining operations.

Summary of Resource Estimates.    The following table summarizes our mineral resource estimates as shown in the Cerro Blanco Technical Report Summary and the Fiel Rosita Technical Report Summary.

For purposes of estimating the measured, indicated and inferred mineral resources at the Cerro Blanco Project presented in the table below, RDA used the following parameters to determine the reasonable prospects for economic extraction of saleable TiO2 through open pit mining methods: mining cost of $2.00 per tonne, recovery of 85%, processing costs of $15.00 per tonne, a selling price of $3,500.00 per tonne, and a point of reference of in situ mineralization prior to extraction by open pit mining methods. These parameters yield a cut-off grade of 1.0% TiO2 which RDA used in estimating the Cerro Blanco Project mineral resources reported in the table below.

For purposes of estimating the indicated and inferred mineral resources at the Fiel Rosita Project presented in the table below, RDA used the following parameters to determine the reasonable prospects for economic extraction of minerals: (i) to determine copper, molybdenum, gold, silver and zinc resources reported in the table, a copper-equivalent cut-off grade of 0.45% was used (based on commodity selling prices of $3.50 per pound of copper, $14.00 per pound of molybdenum, $1,750.00 per ounce of gold, $23.00 per ounce of silver, and $1.10 per pound of zinc); (ii) a processing recovery of 85% for each of the Fiel Rosita metals; (iii) a mining cost of $21.00 per tonne was assumed; and (iv) a processing cost of $11.50 per tonne was assumed. The point of reference was in situ mineralization prior to extraction by underground mining methods.

It should be noted that the resource estimates for the Fiel Rosita Project assume 100% ownership of the Fiel Rosita claims; and, therefore, such estimates do not reflect any reduction for the fact that our beneficial interest in the claims will be 80% at the time, if ever, that we form a joint venture entity with SQM to exploit the metallic mineral resources at the Fiel Rosita Project.

Amounts in the table have been rounded and may not sum due to rounding.

Summary of Mineral Resources

Measured mineral resources	Indicated mineral resources	Measured + indicated mineral resources	Inferred mineral resources
CERRO BLANCO PROJECT (Chile, Atacama Region) Effective Date: August 7, 2023:
	Amount	Grades/ qualities	Amount	Grades/ qualities	Amount	Grades/ qualities	Amount	Grades/ qualities
Titanium Dioxide (TiO2 ) (amounts are in millions of metric tons):	56.3	1.80%	50.6	1.75%	106.8	1.78%	67.6	1.38%
FIEL ROSITA PROJECT (Chile, Atacama Region) Effective Date: July 17, 2023:
	Amount	Grades/ qualities	Amount	Grades/ qualities	Amount	Grades/ qualities	Amount	Grades/ qualities
Copper
Deposit: (amounts are in thousands of metric tons)	—	—	37,470	0.42%*	37,470	0.42%*	35,582	0.29%*
Metal: (amounts are in thousands of metric tons)	—	—	156	N/A	156	N/A	103	N/A
Molybdenum
Grade: (amounts are in parts per million)	—	—	301	0.90% (CuEq)**	301	0.90% (CuEq)**	733	0.86% (CuEq)**
Metal: (amounts are in thousands of pounds)	—	—	24,838	N/A	24,838	N/A	57,546	N/A
Gold
Grade: (amounts are in parts per million)	—	—	0.21	0.90% (CuEq)**	0.21	0.90% (CuEq)**	0.21	0.86% (CuEq)**
Metal: (amounts are in thousands of ounces)	—	—	258	N/A	258	N/A	241	N/A
Silver
Grade: (amounts are in parts per million)	—	—	7.63	0.90% (CuEq)**	7.63	0.90% (CuEq)**	5.39	0.86% (CuEq)**
Metal: (amounts are in thousands of ounces)	—	—	9,189	N/A	9,189	N/A	6,167	N/A
Zinc
Grade: (amounts are percentages of copper deposit)	—	—	0.36%	0.90% (CuEq)**	0.36%	0.90% (CuEq)**	0.13%	0.86% (CuEq)**
Metal: (amounts are in thousands of metric tons)	—	—	135	N/A	135	N/A	46	N/A

____________

*        The percentages shown for copper deposits in the “Grades/qualities” column reflect the estimated grade of copper in the mineral deposit.

**      The percentage is a copper-equivalent grade.

Internal Controls.    Our internal controls relating to quality assurance and quality control (QA/QC) to date have consisted primarily of reviewing records maintained by prior owners of the Cerro Blanco claims and the Fiel Rosita claims as to the chain of custody of samples, including samples used for lab analyses, and satisfying ourselves that the procedures followed with respect to such custody was consistent with industry standards. As noted below, we plan to conduct additional exploration activities that involve sampling, including drilling, at and the Fiel Rosita Project.

Before commencing those activities, and conducting assays of such sampling and the reporting of results from those assays, we intend to establish sampling and analytical QA/QC protocols that are consistent with industry standards including, without limitation, the following: (i) for each project’s data, establishing an accurate, reliable and defensible database that can be used to produce updated estimates of mineralization and feasibility studies; (ii) sampling to verify known mineralization; (iii) confirming that samples (from both surface collection or drilling) are of the highest possible quality; (iv) establishing procedures to ensure the security and integrity of samples from point of origin to analytical laboratory; and (v) implementing industry-standard QA/QC procedures to confirm the accuracy and reliability of the laboratory analyses, including the use of duplicate samples (i.e., two or more samples from the same sample submitted to the laboratory for analysis as if they were separate samples), blanks (i.e., samples containing no detectable mineralization) and standards (i.e., samples with known assay values), and confirming assay values from the original assay laboratory by submitting the same sample to a second laboratory.

Cerro Blanco Project

Description and Location.    The Cerro Blanco Project consists of fifty-two (52) claims covering 10,537 hectares located in the commune of Freirina which is part of the Atacama Region (also known as Region III) of the Republic of Chile. The project comprises nine identified prospects, known as Las Carolinas, La Cantera, Honorios Creek, Hippo Ear, Quartz Creek, Bono, Algodón, Chascones, and Eli. We consider the Las Carolinas, La Cantera, and Eli prospects to be the most promising areas for exploration and, ultimately, mining at the Cerro Blanco Project, and our long-term plans to develop the Cerro Blanco Project are focused on the claims located in those three prospects. Accordingly, the resource estimates reported in the Cerro Blanco Technical Report Summary are based on data relating to the Las Carolinas, La Cantera, and Eli prospects.

The project area has a maximum altitude of approximately 1,200 meters above sea level. The project is approximately 525 kilometers north of the city of Santiago, the capital of Chile, approximately 39 kilometers west of city of Vallenar, the capital of Huasco Province, and approximately 25 kilometers east of the Pacific Ocean port town of Huasco. More specifically, the project is approximately 14.5 kilometers due south of Freirina, a small town located on highway C-46 which is the roadway connecting the town of Huasco to the city of Vallenar. The project can be reached by driving south approximately 15 kilometers over a non-improved road that starts from C-46 approximately seven kilometers east of Freirina. The project’s map coordinates are 28°38.5’ south latitude, and 71°4.5’ west longitude. Fifty of the Cerro Blanco claims are exploitation claims and two are exploration claims. The following maps show the location of the Cerro Blanco Project.

Key Metals Corp. / Cerro Blanco
Property Location and Access Map
Legend
Chile Region
Aruba (NETH)
TRINIDAD & TOBAGO
VENEZUELA
SURINAME
GUYANA
COLOMBIA
French Guianna (France)
ECUADOR
PERU
BRAZIL
BOLIVIA
PARAGUAY
Atlantic Ocean
Copiapo
Cerro Blanco Project
Vallenar
Santiago
URUGUAY
ARGENTINA
CHILE
Pacific Ocean
South Georgia & the South Sandwich Islands (UK)
Falkland Islands (Islas Malvinas) (UK)
500 250 0 500 1,000 1,500 Kilometers
Copiapó
Argentina
Posada Algarrobal
Huasco
Freirina
Vallenar
Cerro Blanco Project
Chile
Pacific Ocean
Legend
Cerro Blanco Project
Major Cities
Primary Routes
Railroad
Chile Regions
Chile
Santiago
50 25 0 50 Kilometers
South America
Regional Location Map
Chile
Detailed Location Map
N
W
E
S
Resource Development Associates
Author: S. Wilson
Date: 8/15/2023

The following map shows the layout of the Cerro Blanco claims. Certain of the map legends use the term “concessions” which is the term used in Chile for mining claims.

Cerro Blanco Project Mineral Claims

The Cerro Blanco Project is an “exploration stage property” which, under S-K 1300, is a property without mineral reserves disclosed. No mining operations have ever been conducted at the Cerro Blanco project by us or any previous owner. Subject to the receipt of adequate funding in the future (which, for the avoidance of doubt, does not include funds raised in this offering) and the lock-up period described in the “Underwriting” section of this prospectus, our activities at the Cerro Blanco Project will be exploratory in nature, after which we anticipate we may complete the further exploration activities described below in this prospectus under the sub-caption “— Exploration and Related Programs.”

Through such further exploration activities, we expect to develop additional information to more precisely identify and quantify deposits of TiO2-bearing mineralization at the project and to determine the types and locations of mines to be used for extracting such deposits. We also anticipate that such additional information may allow us, in conjunction with a qualified person, to upgrade a substantial portion of the mineral resources described in this prospectus to mineral reserves, thus making the Cerro Blanco Project a development stage property under S-K 1300 and, thereafter, to prepare a feasibility study that will enable us to obtain the necessary financing to commence mining operations at the project.

Terrain and Climate.    The regional terrain has hills of gentle to moderate relief with sparse vegetation. The Cerro Blanco Project area consists primarily of hills of a gentle relief and wide large valleys, some places incised by ancient drainages and/or fault scarps. The project has an elevation ranging from approximately 400 meters to approximately 1,200 meters above sea level and has minimal vegetation consisting mostly of desert scrub and cacti. The project area has a very arid, high-altitude desert climate suitable for exploration during the entire year. Rainfall is occasional and irregular, and in some years only received during winter (i.e., mid-June to mid-September). The coastline near the port of Huasco generally has a northeast alignment at approximately 15 degrees on the compass.

Geology and Mineralization.    The Cerro Blanco Project is located between the central belt of intrusions in the northern belt of the Freirina fault zone, and west of the Vallenar-La Serena iron belt. The dominant rock formations holding rutile deposits at the project are granodiorite and leucotonalite, which are types of igneous rocks. Intrusions of plutonic rocks form about 80% of the outcrops in the area. These plutonic rocks vary from granites to gabbro and are distributed in three linear north-northeast trending belts, with the Cerro Blanco Project being located within the eastern belt. The Cerro Blanco Project area contains several titanium-bearing minerals, including rutile, which is usually contained in albitized gabbro, as well as ilmenite, anatase, sphene, and titanomagnetite. In preparing the mineral resource estimates for the Cerro Blanco Technical Report Summary, RDA considered mineralization from rocks composed at least 80% of either rutile or leucoxene containing the titanium-bearing minerals anatase, ilmenite, titanomagnetite or sphene. To gain additional insight into the rutile + leucoxene mineralization at the project, we intend to conduct core mapping of the data from previous drilling programs and our future exploration activity described below, subject to the receipt of adequate funding in the future (which, for the avoidance of doubt, does not include funds raised in this offering) and the lock-up period described in the “Underwriting” section of this prospectus.

Ownership.    Our wholly owned subsidiary GEM Chile is the direct owner of the Cerro Blanco claims. In connection with its purchase of 23 of the 52 claims comprising the Cerro Blanco project, GEM Chile assumed certain obligations the seller of the claims owed to an unrelated third party, including (i) the obligation to pay such third party an NSR royalty of 2% with respect to minerals extracted from the 23 claims (provided we may terminate such royalty obligation by paying the third party $1,950,000) and (ii) the obligation to buy and use processed water for the Cerro Blanco Project from a desalination plant controlled by the third party. All of the claims we plan to develop at the Las Carolinas, La Cantera, and Eli prospects are subject to the 2% NSR royalty.

Surface Access.    The land where the claims comprising the Las Carolinas, La Cantera, and Eli prospects are located is owned by the State of Chile and managed by the Chilean Ministry of National Assets (the Ministerio de Bienes Nacionales or the MBN). Typically, the MBN grants easements to mining claim holders without complication (provided legal requirements are met) as a consequence of a trial conducted in civil courts, where the compensation to be paid by the latter is determined. The other Cerro Blanco claims are located on land owned by private owners, including a Chilean agribusiness company. Access to the Las Carolinas, La Cantera, and Eli prospects is available via public roadway, although we will require easements from one or more private landowners for an access corridor for power transmission lines and a water pipeline, and we plan to begin negotiations for that purpose in early 2024. We believe most of the private landowners do not presently intend to use the surface areas at or nearby the Cerro Blanco claims, and therefore we do not anticipate any material difficulty negotiating acceptable access rights.

Infrastructure.    The project can be reached by driving south approximately 15 kilometers over a non-improved road that starts from Highway C-46 approximately seven kilometers east of Freirina. Close proximity to Highway 5 which runs the length of Chile provides good access and distribution for necessary supplies. The Pacific Ocean port of Huasco is capable of handling 70,000-metric-ton ships. Although there is currently no infrastructure at the Cerro Blanco Project site, we believe that the Atacama Region has adequate infrastructure resources for exploration and, if applicable, mining activities at the project, including independent contractors who supply energy, water, transportation, labor, processing facilities, camps and related residence facilities, tailings storage facilities, and port facilities. High-tension power lines pass approximately 15 kilometers to the north of the project along the Vallenar-Huasco highway.

As noted above, we agreed to obtain water for 23 of the Cerro Blanco claims from a desalination plant controlled by a third-party affiliate of a prior owner of the claims and, subject to availability, we currently expect to use such water source for exploration and mining activities at all Cerro Blanco claims. However, if this third party’s proposed desalinization plant is not operational during some or all of our further exploration activities described below, we may need to obtain water temporarily from a different source. We believe there are adequate alternative sources of water, including from the Huasco River which is approximately 15 kilometers north of the project, from other desalinization plants in the Atacama region, and potentially from subterranean wells within the local pediment gravels immediately north and west of the project. During our exploration activities, we expect that our water supply will be delivered by tank trucks. If we are ultimately able to begin mining operations at the Cerro Blanco Project, our water needs will increase substantially, and we would expect to have water delivered to the project by pipeline.

Environmental Matters and Permitting.    We believe that the size and location of the exploration activities that we expect to conduct in the next 18 months will not require that we file and obtain approval of any environmental filings or other material governmental approvals. Therefore, we expect that we will be able to proceed with drilling and other exploration activities at the Cerro Blanco Project by filing notices regarding the commencement of exploration activities with the National Geology and Mining Service (“Servicio Nacional de Geología y Minería” or “SERNAGEOMIN”).

Under Chilean law, mining (as opposed to exploration) generally requires approval of an environmental impact study, or EIS, from the Environmental Assessment Service (“Servicio de Evaluación Ambiental” or “SEA”) based on an assessment of potential environmental impacts. An EIS was submitted by the previous owner White Mountain Titanium in 2013 with respect to a prospective open-pit mining project at the Las Carolinas, La Cantera, and Eli prospects, and the SEA approved that EIS in 2015. The mining activities we expect to engage in at the Cerro Blanco Project are similar to but smaller in overall scope than the activities approved by the SEA in 2015. Therefore, we are discussing with SEA whether the 2015 EIS may be extended to our proposed mining activities. Extending the 2015 EIS would simplify the approval process and would require a relatively minor update to reflect our scaled-back mining proposal. If the SEA determines that the 2015 EIS cannot be extended, we are preparing a new EIS which reflects the mineral resource estimate set forth in the Cerro Blanco Technical Report Summary, our current engineering process design, site planning and related details regarding our possible mining activities. If necessary, we would be ready to submit the new EIS for review by the SEA promptly after we finalize plans for the number and types of mines we will operate at the project which we anticipate could be as early as the third quarter of 2024. Approval of an EIS can be a lengthy and uncertain process which could involve local citizens, and there is no assurance that we will secure the necessary approval to conduct mining activities at the project in the manner or on a timing we consider optimal.

Exploration History.    We have not conducted any drilling, soil sampling or similar on-site exploration activity at the Cerro Blanco Project. Chilean governmental reports dating from as early as 1953 report the existence of rutile deposits in the project area. However, the first exploration activity at the project known to us occurred in 1990 or 1991 by a prior owner who conducted surface rock sampling, geological mapping and 450 meters of trenching. Such activity, and substantially all the exploration activities at the project described below, were conducted at the claims comprising the Las Carolinas, La Cantera, and Eli prospects which are subject to the NSR royalty described above.

In 1992, a subsidiary of Phelps Dodge acquired an option with respect to the project and conducted more extensive surface rock sampling and, in late 1992 and early 1993, completed 1,200 meters of diamond drilling and 6,000 meters of percussion drilling. In 1993, Phelps Dodge extracted two 15-ton samples for metallurgical testing. Phelps Dodge purchased the project in 1996 and conducted further metallurgical testing in 1997 with results suggesting that the project could produce rutile with a TiO2 content of 95% or more.

In 1999, Phelps Dodge sold the project to Dorado Mineral Resources NL, who conducted a preliminary processing test, which produced high grade rutile, and commissioned geologists and other third parties to review prior exploration programs, estimate the project’s mineralization, analyze the possibility of a mining project in highest density drilling, and collect a second bulk sample of 25 tons for metallurgical testing. During this work by Dorado, the project area was geologically re-mapped. Ownership of the project was acquired by Kinrade Resources Limited in 2001 and then by White Mountain Titanium Corporation, or White Mountain, in 2003.

During its ownership of the project, White Mountain conducted drilling programs as follows: (i) in 2004, a program of 12 diamond drill holes was completed, and data from this drilling, and from drilling completed by Phelps Dodge, was used by third party consultants to prepare a project resource estimate; (ii) in 2006, 16 diamond drill holes totaling 2,451 meters were cut (of which 15 were from the Las Carolinas Prospect), (iii) in 2008, 32 diamond drill holes totaling 4,684 meters were cut from the Eli prospect; and (iv) in 2010 and 2011, 54 diamond drill holes totaling 7,047 meters were cut as infill on previously drilled areas of the on Las Carolinas prospect. Samples obtained in 2006, 2008 and 2010-11 that showed visible rutile mineralization were assayed in 3-meter intervals by a lab in in Canada. In 2009, White Mountain commissioned pilot plant tests based on over 250 tons of material extracted through a blasting program; these tests provided information for developing further engineering studies and related purposes, and confirmed earlier laboratory scale results that showed the ability to extract high grade rutile from the project. In 2012, White Mountain commissioned a magnetic geophysical terrestrial survey on an area of approximately 22.5 square kilometers centered on the Las Carolinas prospect.

Exploration and Related Programs.    We may conduct additional drilling, primarily at the Las Carolinas and La Cantera prospects, including, (i) in-fill drilling which will increase the density of data points within previously drilled areas in order to better understand the characteristics of the mineral deposits of the areas; (ii) step-out drilling to explore whether mineralization may exist beyond the boundaries of the areas that we currently believe hold mineral deposits; and (iii) geotechnical diamond drilling to collect data related to the stability and behavior of the rock and soil at possible project mining sites. We also may conduct trenching, sampling (including geochemical sampling), mapping (including surface, magnetic and geological mapping), and initial diamond drilling on prospects located near the Las Carolinas and La Cantera prospects as well as other Cerro Blanco prospects that we believe may have promising geophysical signatures or high grades of surface TiO2. Our future exploration program is similar to the exploration activities outlined by RDA in the Cerro Blanco Technical Report Summary, and our estimated budget for such exploration program is approximately $3 million which, for the avoidance of doubt, is not included in the proceeds associated with this offering. Our ability to complete our planned exploration program depends on the availability to us of adequate financial resources, which cannot be assured. See “Risk Factors — Risks Related to Our Financial Position and Capital Needs — We will require substantial additional capital to explore and/or develop our mineral properties and we may be unable to raise additional capital on favorable terms or at all.”

Based on our understanding of the soil and topography at the Cerro Blanco project, we currently believe the prospect areas that we would mine initially are suited for an open pit mine, although our final decision as to the type of mine could change depending on the results of our further exploration work.

About RDA and its Qualified Person Employee.    RDA, through one of its employees who is a qualified person under S-K 1300 criteria, performed a detailed review of the Cerro Blanco drill and geological data to confirm the accuracy and reliability of the data used in the resource estimates provided below, and also visited the project site. The historical exploration data used in the Cerro Blanco project resource estimates was obtained through documented procedures and involved verification and validation of exploration and production data, prior to consideration of geological modelling or mineral resource estimation. No limitations were placed on RDA or its qualified person employee to conduct data verification. The sampling methods, security, and analytical procedures used by prior owners of the project in their drilling campaigns were deemed by RDA and its qualified person employee as adequate for an exploration stage project. RDA and its qualified person employee were not aware of any significant risks or uncertainties that could be expected to affect the reliability of the resource estimates presented in this prospectus. In the opinion of RDA and its qualified person employee, the data was suitable and adequate for the estimation of mineral resources at the Cerro Blanco project.

Resource Estimates.    The mineral resources presented in the table below were estimated in accordance with the principles of S-K 1300. Resource estimates were constrained by a three-dimensional solid model developed from geological and analytical data using a block size of ten cubic meters. The block grades were estimated by Ordinary Kriging, Inverse Distance Squared (ID2) and Nearest Neighbor (NN) methods using 3-meter down hole drill composites. The drill hole data and the 3-D geological modeling used for the resource estimates were derived from the database prepared in 2011 by a White Mountain geologist. Eighty-seven White Mountain diamond drill holes were used for the resource estimation. Whole rock analyses were available for all 87 holes. A total of 43 Phelps Dodge drill holes (7 diamond drill holes and 36 percussion holes) were used. Eight Phelps Dodge percussion drill holes were twinned by White Mountain in 2006 with RC drill holes. RC drilling results were prioritized against the percussion drill hole in the database. The estimated resources were validated graphically and analytically. The graphical validation was performed on screen by grade comparison between estimated blocks versus drill holes samples grades. RDA and its qualified person employee believe there is good correlation between the drill hole data and estimated blocks.

The resource estimates presented in the table below are based on the Las Carolinas, La Cantera, and Eli prospects, the locations of which are highlighted on the following map.

For purposes of estimating the measured, indicated and inferred mineral resources at the Cerro Blanco Project presented in the table below, RDA used the following parameters to determine the reasonable prospects for economic extraction of saleable TiO2 through open pit mining methods: mining cost of $2.00 per tonne, recovery of 85%, processing costs of $15.00 per tonne, a selling price of $3,500.00 per tonne, and a point of reference of in situ mineralization prior to extraction by open pit mining methods. These parameters yield a cut-off grade of 1.0% TiO2 which RDA used in estimating the Cerro Blanco Project mineral resources reported in the table below. Amounts in the table have been rounded and may not sum due to rounding.

Cerro Blanco Project Mineral Resource Estimates

Prospect	Measured (million metric tons)	TiO2%	Indicated (million metric tons)	TiO2%	M&I (million metric tons)	TiO2%	Inferred (million metric tons)	TiO2%
TiO2 Resource (above 1% TiO2 )
Las Carolinas	47.0	1.90	40.5	1.88	87.5	1.89	7.7	1.97
La Cantera	—	—	—	—	—	—	52.5	1.31
Eli	9.3	1.26	10.1	1.24	19.4	1.25	7.4	1.26
Total Resource	56.3	1.80	50.6	1.75	106.8	1.78	67.6	1.38

The effective date of the estimate is August 7, 2023. Mineral resources are not mineral reserves and do not meet the threshold for reserve modifying factors, such as economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted to mineral reserves. Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Fiel Rosita Project

Description and Location.    The Fiel Rosita Project consists of 158 claims covering 37,755 hectares located in the communes of Vallenar and Tierra Amarilla which are part of the Atacama Region of Chile. More specifically, the project is west of the Manflas River, in an area northeast of the city of Vallenar and southeast of the city of Copiapó. The project’s map coordinates are from 28°21’ to 28°22’ south latitude, and from 70°02’ to 70°04’ west longitude. From the city of Vallenar, the project area is reached by traveling north on Route 5, turning east on Route C-455, then taking the eastward fork onto Route C-461; the project is located near the terminus of Route C-461 and near the El Bolsico mining area. All of the Fiel Rosita claims are exploitation claims under applicable Chilean law. The following maps show the location of the Fiel Rosita Project.

Key Metals Corp. / Fiel Rosita
Property Location and Access Map
Legend
Aruba (NETH)
TRINIDAD & TOBAGO
VENEZUELA
GUYANA
SURINAME
French Guiana (France)
COLOMBIA
ECUADOR
PERU
BRAZIL
BOLIVIA
PARAGUAY
Atlantic Ocean
Fiel Rosita Project
URUGUAY
ARGENTINA
CHILE
Pacific Ocean
South Georgia & the South Sandwich Islands (UK)
Copiapo
Posada Algarrobal
Huasco
Freirina
Vallenar
Fiel Rosita Project
Chile
Argentina
Pacific Ocean
Legend
Fiel Rosita Project
Major Cities
Primary Routes
Project Access Road
Railroad
Chile Regions
Chile
50 25 0 50 Kilometers
Santiago
South America
Regional Location Map
Chile
Detailed Location Map
N
W
E
S
Resource Development Associates
Author: S. Wilson
Date: 8/15/2023

Fiel Rosita Project Property Location and Access Map

The Fiel Rosita Project is an exploration stage property. As such, we expect that our program of activities at the Fiel Rosita Project will be exploratory in nature through December 2027. No mining activities have ever been conducted at the Fiel Rosita Project by us or any previous owner.

Terrain and Climate.    The Fiel Rosita Project area is at an elevation ranging from 3,000 to 4,800 meters above sea level. The area has a very arid, high-altitude desert climate suitable for exploration during the entire year. The topography is generally characterized by hills of gentle to moderate relief separated by deep gullies and flanked by gravel-filled valleys and alluvial fans. Vegetation in the area is sparse, with plant life in the valleys consisting of small, widely spaced bushes a few centimeters high and generally no vegetation on the hillsides and peaks. The coastline near the Pacific Ocean port town of Huasco (approximately 120 miles by air to the west of the project) generally has a northeast alignment at approximately 15 degrees on the compass. With a surface area covering 37,755 hectares, the Fiel Rosita claim area could host numerous possible mining operations, tailings storage areas, waste disposal areas, heap leach pads, and processing plants.

Geology and Mineralization.    The project area includes the Fiel Rosita skarn and porphyry deposits and the La Viejita and El Chiflón deposits. The first two deposits are located in the area where a volcanic-sedimentary series of rock layers comes in contact with the Manflas pluton. In the middle part of the pluton there is a metamorphic unit of hornfels that hosts the majority of a series of sub-vertical porphyry bodies. These sub-vertical porphyries are interpreted as the channels where mineralization took place and are also likely the source of clasts of breccia mineralization. The La Viejita and El Chiflón deposits are sub-vertical porphyries located in the Manflas pluton and forming some breccia bodies. A thin overburden partly covers the various deposits.

Mineralization at the project is found in two distinct and widely recognized deposit types: porphyry and skarn deposits. Porphyry copper deposits are large-tonnage, low-grade, hydrothermal copper sulfide occurrences temporally and spatially associated porphyritic intrusions and breccia formation. The dimensions and geometries of porphyry copper deposits vary widely, due to various geologic factors. Skarns are coarse-grained metamorphic rocks composed of calcium-iron-magnesium-manganese-aluminum silicate minerals that typically form by replacement of carbonate-bearing rocks during contact or regional metamorphism and metasomatism. Skarn deposits result from magmatic hydrothermal activity, generally when a granitoid pluton intrudes sedimentary strata that include limestone or other carbonate-rich rocks. In some cases, differentiating between skarn and other deposit types may not be apparent, and skarns may form an intermediate zone between porphyry deposits in the center of mining districts and peripheral zones of polymetallic vein and replacement and distal disseminated deposits. The following maps show the distribution of deposit types and the layout of the claims at the Fiel Rosita Project.

Areas of Mineralization at Fiel Rosita Project

Fiel Rosita Project Mineral Claims

COMUNA
COPIAPÓ
COMUNA
TIERRA AMARILLA
COMUNA
VALLENAR
N
S
E
W
365.000
370.000
375.000
380.000
385.000
390.000
395.000
400.000
6.890.000
6.885.000
6.880.000
6.875.000
6.870.000
6.865.000
6.860.000
6.855.000
6.850.000
6.845.000

**ANEXO DOS. DOS**

Escala 1:100.000

Proyección U.T.M.
Datum: PSAD 1956, Huso 19S

Ownership.    The Fiel Rosita claims are owned by SQM. Under the SQM Exploration Agreement, our wholly owned subsidiary KM Chile has the right to explore for metallic mineral substances located on the Fiel Rosita claims and the opportunity to become an 80% partner in a new Chilean entity to be formed with SQM for the purpose of owning the claims and exploiting the metallic mineral substances located thereon. Such opportunity is subject to satisfaction of certain conditions, including (i) our payments to SQM of annual installments through December 2027 totaling $10.0 million in the aggregate (of which we have previously paid $375,000), (ii) our reimbursement to SQM of annual maintenance fees with respect to the applicable mining claims (for which we paid approximately $350,000 during 2023 but which we anticipate will increase to an annual amount in excess of $1.4 million beginning in March 2025) and (iii) our expenditure of at least $20.0 million in the aggregate on exploration activities according to an annual schedule through December 2027 (of which we have incurred approximately $1,140,829 as of September 30, 2023). Upon formation of such new Chilean entity, SQM will contribute the Fiel Rosita claims to the new entity, and the new entity will agree to pay SQM an NSR royalty on sales of metals extracted from the Fiel Rosita claims. See “Business — The SQM Exploration Agreement.”

Surface Access.    The land where the Project is located is owned by the State of Chile and is managed by the Chilean Ministry of National Assets (the Ministerio de Bienes Nacionales or the MBN). We will apply to the MBN for an easement to access the land and construct infrastructure for our exploration and, ultimately, mining activities. Typically, the MBN grants such easements without complications (provided legal requirements are met) as a consequence of a trial conducted in civil courts, where the compensation to be paid by the latter is determined, provided that we will be required to indemnify the government landowner for damage caused by any exploration and mining activities and remediate environmental harm caused by such activities.

Infrastructure.    As described above, the Fiel Rosita Project is accessible by road. Items of infrastructure that were used in prior drilling and other exploration activity have been removed, and in its present state the Fiel Rosita Project is without any of the infrastructure that will be needed to conduct exploration and, ultimately, mining activities. We believe that the Atacama Region has adequate available infrastructure for exploration and, if applicable, mining activities at the Fiel Rosita Project. These local infrastructure resources include independent contractors who supply energy, water, transportation, labor, processing facilities, camps and related residence facilities, tailings storage facilities, and port facilities. Electrical transmission lines provide service to a nearby third-party mining operation, and we believe the transmission lines could be extended to provide adequate service to the project. Water needed for our operations will consist of desalinated sea water delivered from an authorized third-party provider via pipeline. Potable water will be acquired from a local third-party vendor and delivered to the facility by truck. If we ultimately commence mining operations at the Fiel Rosita Project, any refined minerals that we process would be transported by truck to the city of Huasco, approximately 110 miles by road to the west, which has an ocean port equipped to accommodate shipments of minerals.

Environmental Matters and Permitting.    Based on our current plans, we expect that the size and location of our drilling and other exploration activities at the Fiel Rosita Project will not require that we file and obtain approval of any environmental filings or other material governmental approvals. Therefore, we expect that we will be able to proceed with the contemplated drilling and other exploration activities at the project by filing notices regarding the commencement of exploration activities with SERNAGEOMIN. However, we will periodically reevaluate our exploration plans for the Fiel Rosita Project, and it is possible that we could determine it to be in our best interest to expand our drilling and other exploration activities to a level that would require KM Chile to file and obtain approval of an environmental impact statement (EIS) and other governmental approvals. Approval of an EIS can be a lengthy and uncertain process which could involve local citizens, and there is no assurance that we will secure the necessary approval to conduct our expanded exploration activities at the project in the manner or on a timing we consider optimal. Following submission of any such filings, governmental approval could require up to a year or longer for processing and approval. In such event, the time period for beginning and completing any such expanded exploration activities at the Fiel Rosita Project could potentially extend beyond 2027, and therefore the time (if ever) by which we would be able to commence mining activities through the Contract Mining Company would also be delayed. In any event, prior to any mining activities we may ultimately commence at the Fiel Rosita Project, it will be necessary for us to file and receive government approval of an EIS with respect to such proposed activities. Because of the uncertainty regarding approval of an EIS, there is no assurance that we will secure the necessary approval to conduct mining activities at the project in the manner or on a timing we consider optimal.

Exploration History.    We have not conducted any drilling, soil sampling or similar on-site exploration activity at the Fiel Rosita Project. SQM acquired the Fiel Rosita claims in 1991 and carried out surface mapping and soil sampling programs through 1997. To date, exploration has been essentially limited to the project areas with identified surface mineralization (i.e., the Fiel Rosita Porphyry, Fiel Rosita Skarn, La Viejita and El Chiflón areas of interest), including geological mapping, limited geochemical sampling campaigns in the district, a ground magnetometer survey over parts of the project area, an induced potential geophysical study of a part of the mineralized skarn, and certain drilling campaigns described below. In 2007 SQM initiated further geological investigations, completing magnetometry and drilling twelve exploration holes. During the period 2010 to 2013, SQM drilled 175 additional holes totaling over 52,000 meters of drilling. An in-house mineral resource estimate was completed on the project as well as an internal scoping study to evaluate the economic viability of the Project. In 2014 SQM completed IP geophysical testing and some further district scale exploration. HudBay Minerals completed eight additional drill holes under an exploration option during 2015 through 2018. There are no historical mineral reserve estimates with respect to any of the Fiel Rosita claims. It is believed that small scale mining was previously conducted in a nearby area known as Papela, but production records from such mining are not available.

Planned Exploration and Related Programs.    As recommended by RDA, we plan to conduct two programs at the Fiel Rosita Project, as follows:

•        An exploration program and study which will include (i) soil sampling to determine whether additional copper-bearing mineral deposits are present and (ii) drilling, to expand known mineralization and to infill portions of the current block models, which would consist of 10,000 meters, tentatively distributed across ten core holes each with a depth of 500 to 1,500 meters.

•        A program to support the development of a pre-feasibility study, in which we would engage in additional drilling to characterize rock mechanics, and for metallurgical testing.

Together, these two programs have an estimated budget of approximately $14 million. In addition to the foregoing programs, we also expect to engage in further exploration activities costing approximately $5 million, to satisfy one of the conditions under the SQM Exploration Agreement that we incur at least $20 million in exploration expenditures by December 31, 2027 (of which we have already incurred approximately $1 million). Our ability to conduct these programs and activities depends on the availability to us of adequate financial resources, which cannot be assured. See “Risk Factors — Risks Related to Our Financial Position and Capital Needs — We will require substantial additional capital to explore and/or develop our mineral properties and we may be unable to raise additional capital on favorable terms or at all.”

We currently anticipate that any mineral extraction we may undertake at the Fiel Rosita Project in the future will be by means of underground open stope mining.

Resource Estimates.    The borehole database we provided to RDA for estimating Fiel Rosita Project mineral resources contains 201 boreholes, with a total of 63,706.84 meters drilled; 191 of the boreholes are in the areas of interest, providing information on a total of 51,713.36 meters. Most of this available information includes an analysis of %Cu, Mo ppm, Au ppm, Ag ppm and % Zn. In RDA’s view, (i) the current sample collection, assaying and certification of assays are consistent with accepted industry practices; (ii) the sampling methods were standardized and tracked; (iii) sample preparation, analysis and security were handled by reputable laboratories; and (iv) industry accepted standard practices were used during all drilling programs on the project. All data had been verified by Golder and Associates before being entered into the drillhole database for grade estimation. Drill holes were oriented to cross the mineralized zones based on surface and geologic mapping and other geological investigative techniques. Three-meter length composites were used for the estimation of mineral resources. The results were calculated using Vulcan software and stored in a Vulcan block model. Inverse Distance Cubed estimation techniques were used to estimate mineralization throughout the deposit.

RDA, through one of its employees who is a qualified person under S-K 1300 criteria, reviewed the historical Fiel Rosita Project data, visited the project site, verified the historical drillhole database, and gained an understanding of historical QA/QC procedures implemented with respect to the drill samples. The historical exploration data used in the Fiel Rosita Project resource estimates was obtained through documented procedures and involved verification and validation of exploration and production data, prior to consideration of geological modelling or mineral resource estimation. No limitations were placed on the qualified person to conduct data verification. The sampling methods, security, and analytical procedures used by SQM and its independent contractors in prior drilling campaigns were deemed by RDA as adequate for an exploration stage project. RDA noted various errors or potential contamination in certain of the drill samples, but the qualified person was unaware of any significant risks or uncertainties that could be expected to affect the reliability of the resource estimates presented in this prospectus. In the opinion of RDA and its qualified person, the data was suitable and adequate for the estimation of mineral resources at the Fiel Rosita Project.

Subject to the “Important Note” below, the following two tables present Fiel Rosita Project mineral resources classified as Indicated or Inferred based on the drilling density of the Fiel Rosita drilling data. For purposes of estimating the indicated and inferred mineral resources at the Fiel Rosita Project presented in the tables below, RDA used the following parameters to determine the reasonable prospects for economic extraction of minerals: (i) to determine copper, molybdenum, gold, silver and zinc resources reported in the table, a copper-equivalent cut-off grade of 0.45% was used (based on commodity selling prices of $3.50 per pound of copper, $14.00 per pound of molybdenum, $1,750.00 per ounce of gold, $23.00 per ounce of silver, and $1.10 per pound of zinc); (ii) a processing recovery of 85% for each of the Fiel Rosita metals; (iii) a mining cost of $21.00 per tonne was assumed; and (iv) a processing cost of $11.50 per tonne was assumed. The point of reference was in situ mineralization prior to extraction by underground mining methods. Amounts in the table have been rounded and may not sum due to rounding.

Fiel Rosita Project Indicated Mineral Resources

Deposit	CuEq Cut-off	K mt	CuEq %	Cu %	Mo ppm	Au ppm	Ag ppm	Zn %
Fiel Rosita	0.45%	26,699	0.96	0.47	279	0.17	9.23	0.45
La Viejita	0.45%	5,941	0.61	0.20	30	0.50	1.72	0.03
El Chiflon	0.45%	1,860	0.94	0.26	1,516	0.01	0.92	0.01
Total		37,470	0.90	0.42	301	0.21	7.63	0.36
Metal	Cu Kmt	Mo Klbs	Au Koz	Ag Koz	Zn Kmt
Fiel Rosita	139	18,299	162	8,805	134
La Viejita	12	392	96	329	2
El Chiflon	5	6,216	1	55	0
Total	156	24,838	258	9,189	135

Fiel Rosita Project Inferred Mineral Resources

Deposit	CuEq Cut-off	K mt	CuEq %	Cu %	Mo ppm	Au ppm	Ag ppm	Zn %
Fiel Rosita	0.45%	35,399	0.86	0.29	737	0.21	5.41	0.13
La Viejita	0.45%	130	0.59	0.22	30	0.45	1.59	0.02
El Chiflon	0.45%	53	0.67	0.44	436	0.02	1.27	0.02
Total		35,582	0.86	0.29	733	0.21	5.39	0.13
Metal	Cu Kmt	Mo Klbs	Au Koz	Ag Koz	Zn Kmt
Fiel Rosita	102	57,487	239	6,158	46
La Viejita	0	9	2	7	0
El Chiflon	0	51	0	2	0
Total	103	57,546	241	6,167	46

The effective date of the estimate is July 17, 2023. Mineral resources are not mineral reserves and do not meet the threshold for reserve modifying factors, such as economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted to mineral reserves. Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

Important Note:    The resource estimates above, and the initial assessment and economic valuation projections in the Fiel Rosita Technical Report Summary, assume 100% ownership of the Fiel Rosita claims. If we ultimately form a joint venture entity with SQM to exploit the metallic mineral resources at the Fiel Rosita Project, the joint venture entity will own 100% ownership of the Fiel Rosita claims, but our ownership interest in the entity will be 80% and therefore our beneficial interest in the claims will be 80%. As a result, in considering such resource estimates and the economic value to us of the Fiel Rosita claims, due consideration should be given to the following four factors: (i) the 20% beneficial interest in the Fiel Rosita Project to be owned by SQM, (ii) the NSR royalty that the joint venture entity will be required to pay to SQM, (iii) the $10 million of payments we intend to pay to SQM as a condition we must satisfy under the SQM Exploration Agreement prior to formation of the joint venture entity and (iv) the $20 million of exploration expenditures we intend to incur as a condition we must satisfy under the SQM Exploration Agreement prior to formation of the joint venture entity. None of these four factors are reflected in the resource estimates or the economic analyses presented in the Fiel Rosita Technical Report Summary.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position(s)
Executive Officers
Cesar A. López Alarcón	59	President, Chief Executive Officer and Director
Enrique Correa(1)	59	Country Manager (KM Chile) and Director
John P. Ryan	61	Vice President of Corporate Affair and Corporate Secretary
Patrick McGrath	52	Chief Financial Officer

Non-Employee Directors
Howard Crosby	71	Director
John J. May	75	Director
Kelly Earle(2)	38	Director-Nominee
Timothy R. McCutcheon(2)	50	Director-Nominee

____________

(1)      Mr. Correa has notified us that he will resign from our board of directors effective immediately prior to the effectiveness of the Registration Statement of which this prospectus forms a part.

(2)      Our board of directors intends to appoint Kelly Earle and Timothy R. McCutcheon as directors upon the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Cesar A. López Alarcón — President, Chief Executive Officer and Director

Mr. López is one of our co-founders and has served as our President and Chief Executive Officer and a director since February 2020. From November 2018 to October 2020, Mr. López served as President and Chief Executive Officer of New Energy Metals, a minerals and metals mining company. Since September 2019, Mr. López has served as a director of CopperEx Resources Corporation, a Canadian mineral exploration company. From 2011 to 2015, he served as founder partner, Chief Executive Officer and a member of the board of directors of Aegean Metals Group, a mineral exploration Company (TSX: AGN). From 2005 to 2009, he served as a founding partner and Chief Executive Officer of AQM Copper, Inc., and from 2003 to 2009 he served as a founding partner and director of Centenario Copper Corporation. From 2006 — 2010, he served as a director of White Mountain Titanium Corporation, a titanium mining company. Mr. López has been a member of the Chilean Bar Association since 1989, and a member of the Rocky Mountain Mineral Law Foundation since 1997. Mr. López received his law degree from the Universidad Gabriela Mistral in Chile in 1988, a Masters of Laws (LLM) in International Law and Legal Studies from Golden Gate University in 1995 and a master’s degree in mineral economics from Universidad de Chile in 2014.

We believe that Mr. López is qualified to serve on our board of directors due to the valuable experience he brings in his capacity as our President and Chief Officer along with his extensive experience and knowledge of our industry.

Enrique Correa — Country Manager (KM Chile) and Director

Mr. Correa is one of our co-founders and has served as a director since May 2021 and has served as our Country Manager of KM Chile since May 2021, Since May 2021 Mr. Correa has served as the General Manager of ZT Partners, a Chilean private banking consulting firm. From September 2020 to December 2020, Mr. Correa served as the General Manager of Norsemont Mining Inc., a mining company. From 2019 to 2020, Mr. Correa served as a director of Raiz, a financial technology company, and from June 2015 to November 2019, Mr. Correa served as the General Manager of Cerro Negro Norte, a mining company. Previous to these experiences, from 2000 to 2009, Mr. Correa served as the Corporate Counsel and Compliance Officer for Scotiabank Chile, a commercial Canadians global banking company, and from 2009 to 2013, Mr. Correa served as General Counsel and Compliance Officer of Banco Falabella, a Chilean bank. Mr. Correa obtained his law degree from Gabriela Mistral University in Chile in 1990 and a Magister Degree in Finance Retail from Adolfo Ibanez University in 2011.

We believe that Mr. Correa is qualified to serve on our board of directors due to the valuable experience he brings in his capacity as our Country (KM Chile) Manager along with his extensive experience and knowledge of our industry and in corporate finance.

John P. Ryan — Vice President of Corporate Affairs and Corporate Secretary

Mr. Ryan has served as our Vice President of Corporate Affairs since April 2023 and as our Corporate Secretary since May 2021. Since December 2021, Mr. Ryan has served as a Vice President and Director of LGX Energy, Inc., an oil and gas exploration company. Since June 2020, Mr. Ryan has served as the Chief Executive Officer and Chairman of the board of directors of Gold Express Mines, Inc., a multi-commodity mining company focused on the discovery, development and production of precious and base metal assets. Since September 2013, Mr. Ryan has served as Chief Executive Officer of Premium Exploration, Inc., which filed for bankruptcy protection in August 2015. From November 2016 to September 2020, Mr. Ryan served as a director of Bunker Hill Mining Corp., a development stage mining company, and for a portion of that time Mr. Ryan also served as Interim CEO. Mr. Ryan obtained his bachelor of science degree in mining engineering from the University of Idaho in 1985, and his juris doctor from Boston College Law School in 1992.

Patrick McGrath — Chief Financial Officer

Mr. McGrath has served as our Chief Financial Officer since September 1, 2023. Mr. McGrath has been the Chief Executive Officer of Blue Moon Metals Inc., a polymetalic mining company, from May 2017 to present and Chief Executive Officer of Burrell Resources Inc., a mineral exploration company, from December 2019 to present. Mr. McGrath was the Chief Financial Officer of Cub Energy Inc. (now Carcetti Capital Corp.), a former oil and gas producer, from July 2013 to February 2021 and Chief Executive Officer from February 2021 to May 2023. Mr. McGrath has a bachelor of commerce degree from Memorial University and is a Chartered Professional Accountant (CPA) in Canada.

Non-Employee Directors

Howard Crosby — Director

Mr. Crosby has served as a member of our board of directors since May 2021. Mr. Crosby co-founded LGX Energy Corp., an oil and gas exploration company, and since December 2021 has served as its Chief Executive Officer. Since 2000, Mr. Crosby has served as the President of Crosby Enterprises, a consulting firm focused on the natural resources industries including oil, gas, and mining. Since September 2020, Mr. Crosby has served as Vice President and director of Gold Express Mines, Inc., a multi-commodity mining company focused on the discovery, development and production of precious and base metal assets, and since October 2014 has served as the Chairman of the board of Desert Hawk Gold Corp., a gold mining company. From 2005 to 2016, Mr. Crosby served as a director of White Mountain Titanium Corp., a titanium company and a company he co-founded. From 2015 to 2018, Mr. Crosby served as director of Bunker Hill Mining Corp., a mining company re-starting the Bunker Hill Mine in North Idaho. From 2006 to 2009, he served as a director of U.S. Silver Corporation, a mining company producing silver, lead and zinc. From 2004 to 2006, Mr. Crosby served as a director of High Plains Uranium, Inc., a uranium exploration company, and from 1993 to 2005, he served as the Chief Executive Officer of Cadence Resources Corp., a natural resources company active in both minerals and energy production. Mr. Crosby obtained his bachelor’s degree in history from the University of Idaho in 1975.

We believe that Mr. Crosby is qualified to serve on our board of directors due to his extensive experience as a director and investor in mining companies and his knowledge of corporate finance.

John J. May — Director

Mr. May has served as a member of our board of directors since January 2022. Since December 2007, Mr. May has served as the Managing Partner of City & Westminster Corporate Finance LLP, an FCA registered corporate finance practice, and since December 2014, has served as a director of Pires Investments Plc, an AIM listed investment company (PIRI). Since February 2022, Mr. May has served as Chairman of the board of directors of Challenger X plc, a digital marketing company and Acquis Stock Exchange listed company (CXS), and since July 1994, has served as the Principal of his own accounting firm, John J. May Chartered Accountants. Since November 2006, Mr. May has served as the Executive Chairman of Red Leopard Holdings Plc, a mining company, previously on AIM, and from January 2010 to September 2017, has served as the Non-Executive Chairman of the board of directors of Hayward Tyler Group Plc, an engineering company listed on AIM. From November 2007 to March 2012, Mr. May served as a non-executive director of Petrolatina Energy PLC, an oil and natural gas company, previously on AIM, from October 2001 to July 2011, he served as finance director of Tomco Energy Plc, an oil exploration and technology company on AIM, and from January 2000 to November 2005, he served as finance director of AIM listed Security Research Group Plc, a financial services and holdings company. Mr. May obtained his CPA in 1974.

We believe that Mr. May is qualified to serve on our board of directors due to his extensive experience as a public company director and his knowledge of corporate finance and accounting.

Kelly Earle — Director Nominee

Ms. Earle will become a member of our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. Ms. Earle is a geologist, investor relations, corporate advisory, and marketing professional. In February 2013, Ms. Earle founded K. Earle Consulting, an investor relations and corporate development services company for junior mining companies. From April 2016 to December 2021, Ms. Earle served as Vice President, Communications to Skeena Resources Limited, a Canadian mining exploration and development company, and from January 2021 to December 2022, she served as its Senior Vice President, Corporate Development. From April 2018 to December 2022, Ms. Earle served as an advisor to the British Columbia Regional Mining Alliance, a regional partnership between industry and provincial government representatives to promote mining investment in the Gold Triangle of northwest British Columbia, Canada. From April 2021 to December 2021, Ms. Earle served as a member of the board of directors of QuestEx Gold & Copper Ltd., a mining company with precious and base metal projects in British Columbia, Canada. From January 2019 to July 2020, Ms. Earle served as a member of the board of directors of New Energy Metals Corp., a mining company with energy metals assets in South America. From November 2018 to March 2021, Ms. Earle served as Industry Mentor and Advisory Board Chair for the Center for Advanced Subsurface Earth Resource Models. From September 2013 to January 2015, Ms. Earle served as Investor Relations Officer to Aegean Metals Group Inc., a mining company, and from June 2011 to June 2013, she served as Corporate Communications Manager to Altan Nevada Minerals Ltd. and Altan Rio Minerals Ltd., two junior mining companies with assets in Nevada and Mongolia. Ms. Earle obtained her bachelor of science degree in geology from the University of British Columbia and her CPIR (Certified Professional Investor Relations) designation through the Ivey School of Business at Western University.

We believe that Ms. Earle is qualified to serve on our board of directors due to her extensive experience and knowledge of our industry.

Timothy R. McCutcheon — Director Nominee

Mr. McCutcheon will become a member of our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. McCutcheon is a capital markets professional and corporate manager with over 25 years’ business experience. From June 2016 to December 2020, Mr. McCutcheon served as President of Wealth Minerals Ltd., a company that is developing lithium assets in Chile, and he currently serves as a Strategic Advisor to Wealth Minerals Ltd. From August 2016 to August 2019, Mr. McCutcheon served as Chief Executive Officer and a director of Ashanti Gold Corp., a gold mining and exploration company. From January 2009 to August 2018, Mr. McCutcheon served as a director of Ovoca Gold PLC, a gold mining and exploration company, and from April 2006 to July 2009, Mr. McCutcheon served as a partner of DBM Capital Partners, a boutique mining resource merchant bank and a company he founded. From January 2003 to April 2006, Mr. McCutcheon served as Head Metals and Mining Analyst to Aton Capital, a European brokerage firm. Mr. McCutcheon obtained his bachelor’s degree in history and his MBA in finance from Columbia University.

We believe that Mr. McCutcheon is qualified to serve on our board of directors due to his extensive experience and knowledge of our industry and his experience in the capital markets.

Strategic Advisor to Our Board of Directors

Tom Henricksen

Mr. Henricksen has been a freelance consultant geologist since July 1996 and has provided his services to numerous companies carrying out exploration for gold and base metals around the world. Mr. Henricksen currently serves as the Chief Geologist in Turkey and Georgia for Silk Road Metals, a metals company, since 2019 and as a consultant geologist for Coeur Mining, Inc., a mining company, from 2014 to 2018. Mr. Henricksen has also served as the consultant geologist for Inca One Gold Corp., a metals company, since March 2015. Previous to this, Mr. Henricksen served as a consultant for New Energy Metals, Old World Metals, and Forte Cu between January 2016 and August 2020. Additionally, Mr. Henricksen served as the Vice President of Exploration for Indigo Exploration, a

geological exploration company, from January 2013 to August 2020 and as the President and Chief Executive Officer of Plan B Minerals, a minerals company, from 2012 to 2019. In 2018, Mr. Henricksen, was awarded the Colin Spence Award for excellence in global mineral exploration in connection with his role in discovery the Hot Maden hybrid VMS/epithermal deposit in Turkey. Mr. Henricksen received his bachelors of science in geology from the University of Wisconsin-Oshkosh in 1969 and his Ph.D. in Economic Geology from Oregon State University in 1974.

Family Relationships

There are no family relationships among our directors and executive officers.

Board Composition and Election of Directors

Currently, our board of directors consists of four persons, one of whom qualifies as an independent director in accordance with the independent director guidelines of the NYSE American. Following the resignation of Mr. Correa and the appointment of Ms. Earle and Mr. McCutcheon to serve as independent directors in accordance with the independent director guidelines of the NYSE American, each to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will consist of five members, three of which will qualify as independent directors in accordance with the independent director guidelines of the NYSE American.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering. Each of our current directors other than Mr. Crosby will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

No Classified Board of Directors

Following the closing of this offering, all directors will be elected for annual terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the closing of this offering, will authorize only our board of directors to fill vacancies on our board of directors.

Board Leadership Structure

Our board of directors regularly reviews its leadership structure to evaluate whether the structure remains appropriate for the Company. Our board of directors does not have a policy on whether the role of Chair and Chief Executive Officer should be separate or combined. Our board of directors believes that our existing board leadership structure with Mr. López acting as Chief Executive Officer and Chair of the board of directors provides the most effective governance framework and allows us to benefit from his in-depth knowledge of our business, talent, leadership in formulating and implementing our business strategy, and comprehensive understanding of the current market environment. Having Mr. López serve as both Chair and Chief Executive Officer provides us with both the most decisive and effective leadership for the Company and effective and efficient leadership of our board of directors. Further, having a combined Chair and Chief Executive Officer role enables the Company to speak with a unified voice to our stakeholders, and is optimal for the Company because it provides us with consistent leadership.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with our board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address the risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring strategic risk exposure, our audit committee oversees management of financial reporting, compliance and litigation risks, as well as the steps management has taken to monitor and control such exposures. Our nominating and corporate governance committee manages risks associated with the independence of our board of directors, potential conflicts of interest and the effectiveness of our board of directors and our compensation committee is responsible for overseeing the management of risks relating to our executive compensation policies, plans and arrangements and the extent to which those policies or practices increase or decrease risks for our company.

Director Independence

In connection with this offering, we have applied to list our common stock on the NYSE American. Under the NYSE American’s listing rules, or the Listing Rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the closing of this offering. In addition, the Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.

Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member. We intend to satisfy the compensation committee independence requirements as of the closing of this offering.

Our board of directors has undertaken a review of the independence of each director and determined that only Mr. May qualifies as an “independent” director in accordance with the Listing Rules. As our current President and Chief Executive Officer, Mr. López is not considered independent under the Listing Rules. Mr. Correa has received compensation from us in excess of $120,000 for a period of twelve consecutive months prior to the date of this prospectus, and as a result, is not independent under the Listing Rules. Additionally, Mr. Crosby is a director of Gold Express Mines, Inc., or GEM Nevada, and has received payment of more than $200,000 from us during our last fiscal year, and therefore, as a director of GEM Nevada, Mr. Crosby is not independent under the Listing Rules.

Board Committees

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon effectiveness of the Registration Statement of which this prospectus forms a part. Our board of directors may establish other committees to facilitate the management of our business. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and Listing Rules, which we will post on our website at www.keyminingcorp.com upon the closing of this offering.

Audit Committee

Our audit committee will consist of Messrs. May and McCutcheon and Ms. Earle. Our board of directors has determined that each member of our audit committee is independent under the Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee will be Mr. May. Our board of directors has determined that each member of the audit committee can read and understanding fundamental consolidated financial statements and that Mr. May is an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our audit committee will be directly responsible for, among other things:

•        appointing, evaluating, and overseeing a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;

•        ensuring the independence of the independent registered public accounting firm;

•        discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•        establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•        considering the adequacy of our internal controls and internal audit function;

•        monitoring and reviewing legal, regulatory, and administrative compliance to the extent affecting our financial results;

•        reviewing proposed waivers of the code of business conduct and ethics for directors and executive officers;

•        reviewing and recommending changes or amendments to the code of business and conduct and ethics;

•        reviewing material related party transactions or those that require disclosure;

•        determining and reviewing risk assessment guidelines and policies, including cybersecurity risks, financial risk exposure, and internal controls regarding information security; and

•        approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee will consist of Messrs. May and McCutcheon and Ms. Earle. Our board of directors has determined that each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the Listing Rules. The chair of our compensation committee will be Ms. Earle. The compensation committee will be responsible for, among other things:

•        reviewing and approving the compensation of our executive officers and recommending that our board of directors approve the compensation of our Chief Executive Officer;

•        reviewing and recommending to our board of directors the compensation of our directors;

•        administering our stock and equity incentive plans and overseeing regulatory compliance related to such plans;

•        reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•        reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Messrs. May and McCutcheon and Ms. Earle. Our board of directors has determined that each member of the nominating and corporate governance committee meets the requirements for independence under the Listing Rules. The chair of our nominating and corporate governance committee will be Mr. McCutcheon. The nominating and corporate governance committee will be responsible for, among other things:

•        developing and recommending selection criteria for new directors for our board of directors;

•        identifying and recommending candidates for membership on our board of directors;

•        reviewing and determining board director independence annually and, as needed, as potential conflicts of interest arise;

•        reviewing and recommending our corporate governance guidelines and policies;

•        overseeing the process of evaluating the performance of our board of directors; and

•        assisting our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Board Diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills and experience required for our board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

•        personal and professional integrity;

•        ethics and values;

•        experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•        professional and academic experience relevant to our industry;

•        experience as a board member of another publicly held company;

•        strength of leadership skills;

•        experience in finance and accounting and/or executive compensation practices;

•        ability to devote the time required for preparation, participation and attendance at board of directors’ meetings and committee meetings, if applicable;

•        background, gender, age and ethnicity;

•        conflicts of interest; and

•        ability to make mature business judgments.

Following the closing of this offering, our board of directors will evaluate each individual in the context of our board of directors as a whole, with the objective of ensuring that our board of directors, as a whole, has the necessary tools to perform its oversight function effectively in light of our business and structure.

Non-Employee Director Compensation

The following table presents the total compensation earned by each of our non-employee directors in the year ended December 31, 2023. Other than as described below, none of our non-employee directors received any other compensation in the year ended December 31, 2023.

Name and principal position	Fees earned or paid in cash ($)	Option awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Howard Crosby	52,500	—	—	—	52,500
John May	30,000	—	—	—	30,000

Non-Employee Director Compensation Policy

Prior to this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. We have entered into the following agreements, amended certain agreements, and granted the following awards:

•        In September 2021, our board of directors issued to Mr. Crosby options to purchase 150,000 shares of our common stock at an exercise price of $1.20 per share. The options vested as to 37,500 shares of our common stock on the date of grant and March 13, 2022, 25,000 shares of our common stock on September 13, 2022 and March 13, 2023, and will vest as to 25,000 shares of our common stock on September 13, 2023. The options will terminate on September 12, 2028.

•        In December 2021, our board of directors issued to Mr. Crosby options to purchase 37,500 shares of our common stock at an exercise price of $1.00 per share. The options fully vested and become exercisable on the date of grant and terminated on December 31, 2023.

•        In December 2021, our board of directors issued to Mr. May options to purchase 25,000 shares of our common stock at an exercise price of $1.00 per share. The options fully vested and become exercisable on the date of grant and terminated on December 31, 2023.

In connection with this offering, our board of directors intends to adopt the following non-employee director compensation policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Compensation Elements: Non-Employee Director Compensation Policy
Cash
Annual Cash Retainer	$45,000
Annual Committee Chair Retainer
Audit	$10,000
Compensation Committee	$7,500
Nominating & Corporate Governance	$7,500
Annual Committee Member Retainer
Audit	$5,000
Compensation	$3,000
Nominating & Corporate Governance	$3,000
Equity
Initial Restricted Stock Grant(1)	$60,000
Initial Stock Option Grant(2)	$60,000
Annual Restricted Stock Grant(3)	$35,000
Annual Stock Option Grant(4)	$35,000

____________

(1)      Initial restricted stock grants will generally vest monthly over a period of 36 months, subject to continued service with the Company.

(2)      Initial stock option grants will generally vest monthly over a period of 36 months, subject to continued service with the Company.

(3)      Annual restricted stock grants will generally vest monthly over a period of 36 months, subject to continued service with the Company.

(4)      Annual stock option grants will generally vest monthly over a period of 36 months, subject to continued service with the Company.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our directors, officers, and employees. The code of business conduct and ethics will cover fundamental ethics and compliance-related principles and practices such as accurate accounting records and financial reporting, avoiding conflicts of interest, the protection and use of our property and information, and compliance with legal and regulatory requirements. Our code of business conduct and ethics will be posted on the investor relations section of our website at www.keyminingcorp.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will each become effective immediately prior to the closing of this offering, will limit our directors’ liability and may indemnify our directors and officers to the fullest extent permitted under the Delaware General Corporation Law, or the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•        any breach of the director’s duty of loyalty to us or our stockholders;

•        act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•        any transaction from which the director derived an improper benefit.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We will maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, we have been advised that in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for the year ended December 31, 2023, which consist of our current principal executive officer, and our other most highly compensated executive officer, are:

•        Cesar A. López Alarcón, our President and Chief Executive Officer; and

•        Enrique Correa, Country Manager of Key Mining Corporation Chile SpA, or KM Chile, our wholly owned subsidiary.

Summary Compensation Table

The following table provides information regarding the compensation earned by our NEOs for the years ended December 31, 2023 and 2022.

Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Cesar A. López Alarcón	2023	180,000	—	—	—	—	180,000
President and Chief Executive Officer	2022	180,000	—	—	—	—	180,000
Enrique Correa	2023	144,000	—	—	—	—	144,000
Country Manager (KM Chile)	2022	144,000	—	—	—	—	144,000

Narrative Disclosure to the Summary Compensation Table

Elements of Compensation

The compensation of our NEOs generally consists of base salary and long-term incentive compensation in the form of equity awards as described below, however for fiscal year 2023, our compensation program consisted entirely of salary.

Base Salary

The base salary payable to the NEOs is intended to provide a fixed component of compensation reflecting each of their skill set, experience, role, responsibilities, and contributions. Mr. López’s initial base salary was specified in his consulting agreement, as described below, and Mr. Correa’s initial base salary was specified in his consulting agreement, as described below. For fiscal year 2023, Messrs. López’s and Correa’s annual base salary rates were $180,000 and 144,000, respectively.

Long Term Equity Incentives

We did not grant any long-term equity incentives to our NEOs during fiscal year 2023.

Compensation and Consulting Arrangements with our NEOs

Cesar A. López Alarcón Consulting Agreement and Other Compensation Arrangements

In September 2021, in his capacity as Chief Executive Officer and a director, we issued to Mr. López an option to purchase 500,000 shares of our common stock at an exercise price of $1.20 per share. The option vested as to 125,000 shares on the date of grant and as to 125,000 shares on each of March 13, 2022, December 13, 2022 and September 13, 2023. The expiration date of the option is September 12, 2028.

In December 2021, in his capacity as Chief Executive Officer and a director, we issued to Mr. López an option to purchase 62,500 shares of our common stock, at an exercise price of $1.00 per share. The option vested in full on the date of grant and the expiration date of the option is December 31, 2023.

In January 2022, the Company entered into a consulting agreement with Mr. López, or the López Consulting Agreement. The López Consulting Agreement provides that he will serve as the Company’s Chief Executive Officer and sets his annual base compensation at $180,000 payable in equal monthly installments. The López Consulting

Agreement may be terminated by Mr. Lopez upon not less than 30 days written notice to the Company and may be terminated by the Company upon not less than 60 days’ written notice to Mr. Lopez. Additionally, the Company may terminate the López Consulting Agreement immediately (unless otherwise noted below) upon the occurrence of any of the following: (i) any willful failure by Mr. López in the performance of any of the services under his consulting agreement; (ii) the conviction of Mr. López of a criminal or summary conviction offence related to the retainer of Mr. López under his consulting agreement, or any act involving money or other property involving the Company or any affiliate of the Company which would constitute a crime in the jurisdiction involved; (iii) any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Company, any affiliate of the Company, a supplier or service provider to the Company or any affiliate or a customer of the Company or any affiliate; (iv) the use by Mr. López of illegal drugs or the habitual and disabling use of alcohol or drugs; (v) any material breach of any of the terms of the consulting agreement by Mr. López which breach remains uncured after the expiration of five days following the delivery of written notice of such breach to the Consultant by the Company; (vi) any threatened or actual attempt by Mr. López to secure any personal profit in connection with the business of the Company or any of its affiliates or any of their respective corporate opportunities, or the appropriation of a maturing business opportunity of the Company or any of its affiliates; (vii) any act by Mr. López which is materially injurious to the Company or its business or that of any of its affiliates; (viii) any material breach by Mr. López of any of the policies governing the affairs of the Company and the conduct of its directors, officers, employees and consultants that may be applicable to Mr. López by virtue of the indemnification provisions of the consulting agreement; (ix) conduct by Mr. López amounting to inattention to, or substandard performance of, the services under the consulting agreement, which failure or conduct remains uncured after the expiration of 10 days following the delivery of written notice of such failure or conduct to Mr. López by the Company; (x) Mr. López commits an act of bankruptcy, is adjudicated bankrupt or otherwise becomes subject to the provisions of bankruptcy legislation in any state, or if a receiver, liquidator or receiver manager is appointed for the assets or business of Mr. López; (xi) substantially all of the assets of the Company are sold; (xii) a majority of the outstanding voting shares of the Company are sold, exchanged or otherwise disposed of in a single transaction or series of related transactions; (xiii) the Company terminates its business and liquidates its respective assets; (xiv) the Company is merged or consolidated in a transaction in which the Company’s shareholders receive less than 50% percent of the outstanding voting shares of the new or continuing corporation; or (xv) Mr. López is, in the reasonable judgement of the Company, unable to efficiently and competently perform and carry out the required services under the consulting agreement. Upon a termination by the Company as a result of the occurrence of any of the events above, Mr. López shall be entitled to receive all accrued and unpaid annual base compensation and payment of any expenses incurred by not yet reimbursed.

The López Consulting Agreement also contains customary non-competition provisions that extend for up to six months following the termination of the consulting agreement. The López Consulting Agreement also provides that he may receive and use for his own benefit unsolicited mineral exploration project submissions directed to Mr. López or his agent for companies other than the Company, and Mr. López is not under any obligation to make any such submissions known to the Company or to offer to the Company an opportunity to review or participate in the same. Finally, the López Consulting Agreement provides that Mr. López may receive unsolicited mineral exploration project submissions directed to the Company, or to Mr. López as agent for the Company, which submissions Mr. López will promptly deliver to the Company for consideration by the Company and if the Company has not notified Mr. López in writing within 30 days of receipt thereof by the Company that it intends to act upon such unsolicited mineral or mineral exploration project submissions, then Mr. López will have the right to consider such submissions for his own use and benefit and the Company will thereafter not have any further right to such submission.

In connection with this offering, we have entered into a new employment agreement, or the López Employment Agreement, that will be effective upon closing of this offering and replace the López Consulting Agreement. The López Employment Agreement provides for at-will employment and sets forth an annual base salary of $375,000, a target annual bonus opportunity at 70% of base salary, and eligibility to participate generally in employee benefit plans and the equity incentive plan.

The López Employment Agreement provides for severance benefits upon a termination of Mr. López’s employment by us without “cause”, or his resignation for “good reason”, subject to Mr. López’s execution of a general release of claims. The severance benefits are: (i) payment within 30 days following termination of all accrued and unpaid base salary and of any expenses that have been incurred but are unpaid, (ii) to provide Mr. López with vested plan benefits that by their terms extend beyond the termination of Mr. López’s employment, (iii) payment to Mr. López of an amount equal to Mr. López’s base salary as in effect immediately preceding the date of termination for a period of 24 months, to be paid in equal monthly or more frequent installments as are customary under the Company’s payroll practices from time to time, (iv) payment of any amount equal to Mr. López’s annual bonus for any completed calendar year, to the extent earned for such year and unpaid as of the date of termination, and (iv) continuation of his health care (medical, dental and vision) plan coverage provided to Mr. López and his spouse and dependents at the time of the date of termination for 12 months after the date of termination.

The López Employment Agreement eliminates Mr. López’s right under the López Consulting Agreement (as described above) to use for his own benefit any unsolicited mineral exploration project submissions that were directed to Mr. López or his agent for companies other than the Company, and has eliminated the fact that Mr. López has no obligation to make any such submissions known to the Company or to offer to the Company an opportunity to review or participate in the same. Additionally, the López Employment Agreement eliminates Mr. López’s right under the López Consulting Agreement to use for his own benefit any unsolicited mineral exploration project submissions that were directed to the Company, or to Mr. López as agent for the Company, if the Company failed to provide notice to Mr. López that it did not intend to act on such unsolicited mineral exploration project submissions.

The López Employment Agreement includes customary confidentiality and work product assignment covenants, and an agreement by Mr. López that he will not solicit our current or former employees contractors, customers or suppliers either during the period of his employment with us or the one year period after the termination or expiration of his employment with us.

Enrique Correa’s Consulting Agreement

In September 2021, we issued to Mr. Correa, an option to purchase 400,000 shares of our common stock at an exercise price of $1.20 per share. The option vested as to 100,000 shares on the date of grant and as to 100,000 shares on each of March 13, 2022, December 13, 2022 and September 13, 2023. The expiration date of the option is September 12, 2028.

In December 2021, we issued to Mr. Correa options to purchase 37,500 shares of our common stock at an exercise price of $1.00 per share. The options fully vested and become exercisable on the date of grant and terminate on December 31, 2023.

In October 2021, KM Chile entered into a consulting agreement, or the Correa Consulting Agreement, with Mr. Correa and Inversiones ZT Financial Group SpA, an entity affiliated with Mr. Correa. The Correa Consulting Agreement provides for that he will serve as KM Chile’s country manager and sets his annual base compensation at $144,000 payable in equal monthly installments. The Correa Consulting Agreement is for an indefinite term. The Correa Consulting Agreement may be terminated by Mr. López upon not less than 30 days written notice to the Company and may be terminated by the Company upon not less than 30 days’ written notice to Mr. López. Upon a termination, Mr. Correa shall be entitled to receive all accrued and unpaid annual base compensation, payment of any expenses incurred by not yet reimbursed.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the outstanding equity awards held by our NEOs as of December 31, 2023.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Option Expiration Date
Cesar A. López Alarcón	09/13/2021	500,000(1)	—	1.20	09/12/2028
Enrique Correa	09/13/2021	400,000(2)	—	1.20	09/12/2028

____________

(1)      This option vested with respect to 125,000 of the shares on September 13, 2021, March 13, 2022, December 13, 2022 and September 13, 2023.

(2)      This option vested with respect to 100,000 of the shares on September 13, 2021, March 13, 2022, December 13, 2022 and September 13, 2023.

Equity Incentive Plans

2023 Omnibus Incentive Compensation Plan

Our 2023 Plan will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. A summary of the material terms of the 2023 Plan follows below.

Eligibility

Employees and consultants of the Company and its affiliates are eligible to receive awards under the 2023 Plan, including all of our executive officers and approximately our other employees and consultants. Non-employee directors (currently two) are also eligible to receive awards under the 2023 Plan. Incentive stock options (“ISOs”), however, may only be granted to employees of the Company and its corporate subsidiaries.

Administration

We will bear all expenses of the 2023 Plan, and will expect that our Compensation Committee will administer the plan. The Compensation Committee will have the authority to grant awards to such eligible persons and upon such terms and conditions (not inconsistent with the provisions of the 2023 Plan) as it may consider appropriate. Among the Compensation Committee’s powers will be the authority to (i) determine the form, amount and other terms and conditions of awards; (ii) clarify, construe or resolve any ambiguity in any provision of the 2023 Plan or any award agreement; (iii) amend the terms of outstanding awards, subject to the grantee’s consent in certain cases and the 2023 Plan’s prohibitions against repricing of awards without stockholder approval; and (iv) adopt such rules, forms, instruments and guidelines for administering the 2023 Plan as the Compensation Committee deems necessary or proper. The Compensation Committee may delegate any or all of its administrative authority to one or more of our officers, except with respect to awards to non-employee directors and executive officers, including executive officers who are subject to Section 16 of the Exchange Act. Based on service, performance and/or other factors or criteria, the Compensation Committee may, after grant of the award, accelerate the vesting of all or any part of the award. Notwithstanding the foregoing, any exercise of discretion regarding awards for non-employee directors must be approved by our board of directors.

Share Counting Provisions

Shares of common stock covered by an award will only be counted as used to the extent actually used. A share of common stock issued in connection with an award under the 2023 Plan shall reduce the total number of shares of common stock available for issuance under the 2023 Plan by one; provided, however, that, upon settlement of a stock appreciation right, or SAR, the total number of shares available for issuance under the 2023 Plan shall be reduced by the gross number of shares underlying the portion of the SAR that is exercised. If any award under the 2023 Plan terminates without the delivery of shares of common stock, whether by lapse, forfeiture, cancellation or otherwise, the shares of common stock subject to such award, to the extent of any such termination, shall again be available for grant under the 2023 Plan. Notwithstanding the foregoing, upon the exercise of any such award granted in tandem with any other awards, such related awards shall be cancelled to the extent of the number of shares of common stock as to which the award is exercised, and such number of shares shall no longer be available for awards under the 2023 Plan. If any shares subject to an award granted under the 2023 Plan are withheld or applied as payment in connection with the exercise of such award or the withholding or payment of taxes related thereto or separately surrendered by the participant for any such purpose, such returned shares of common stock will be treated as having been delivered for purposes of determining the maximum number of shares remaining available for grant under the 2023 Plan and shall not again be treated as available for grant under the 2023 Plan. The number of shares available for issuance under the 2023 Plan may not be increased through the purchase of shares on the open market with the proceeds obtained from the exercise of any options or purchase rights granted under the 2023 Plan. Notwithstanding the foregoing, however, in the case of any substitute award granted in assumption of or in substitution for an entity award issued by an acquired entity, shares delivered or deliverable in connection with such substitute award shall not be counted against the number of shares reserved under the 2023 Plan (to the extent permitted by applicable stock exchange rules), and available shares of stock under a shareholder-approved plan of an acquired entity (as appropriately adjusted to reflect the transaction) also may be used for awards under the 2023 Plan, and shall not reduce the number of shares otherwise available under the 2023 Plan (subject to applicable stock exchange requirements).

If a dividend or other distribution (whether in cash, shares or other property) (excluding ordinary dividends or distributions), recapitalization, forward or reverse stock split, subdivision, consolidation or reduction of capital, reorganization, merger, consolidation, scheme of arrangement, split-up, spin-off or combination involving us or the repurchase or exchange of shares of our common stock or other securities, or other rights to purchase shares of our securities or other similar transaction or event, affects our shares of common stock such that the Compensation Committee determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits (or potential benefits) provided to grantees under the 2023 Plan, the Compensation Committee shall make an equitable change or adjustment as it deems appropriate in the number and kind of securities that may be issued pursuant to awards under the 2023 Plan, the per individual limits on the awards that can be granted in any calendar year and any outstanding awards and the related exercise prices (as defined below) relating to any such awards, if any.

Share Limits

Under the terms of the 2023 Plan, the maximum number of shares of common stock reserved for delivery in settlement of awards will be an aggregate of 2,375,004 shares of our common stock. The total number of shares of our common stock that may be delivered pursuant to the exercise of ISOs granted under the 2023 Plan may not exceed 2,375,004 shares.

Generally, no grantee (other than a non-employee director) may be granted awards in a single calendar year under the 2023 Plan denoted in shares with respect to more than 600,000 shares (twice that limit for awards granted in the year in which the grantee (other than a non-employee director) first commences employment or service). The maximum potential value of awards under the 2023 Plan denoted in dollars that may be granted in a single calendar year to any grantee (other than a non-employee director) may not exceed $600,000 (twice that limit for awards granted to a grantee (other than a non-employee director) in the year in which the grantee first commences employment or service). A non-employee director may not be granted awards under the 2023 Plan in a single calendar year that, taken together with any cash fees paid for the director’s service as a director during the year, exceeds $750,000 in total value (calculating the value of such awards based on the grant date fair value for financial accounting purposes.

Types of Awards

The 2023 Plan will permit the grant of any or all of the following types of awards to grantees: (i) stock options, including non-qualified options and ISOs; (ii) SARs; (iii) restricted stock; (iv) deferred stock and restricted stock units; (v) performance units and performance shares; (vi) dividend equivalents; and (vii) other stock-based awards.

Generally, awards under the 2023 Plan are granted for no consideration other than prior and/or future services. Awards granted under the 2023 Plan may, in the discretion of the Compensation Committee, be granted alone or in addition to, in tandem with or in substitution for, any other award under the 2023 Plan or any other plan of ours; provided, however, that if a SAR is granted in tandem with an ISO, the SAR and ISO must have the same grant date and term, and the exercise price of the SAR may not be less than the exercise price of the related ISO. The material terms of each award will be set forth in a written or electronic award agreement between the grantee and the Company. The agreements will specify when the award may become vested, exercisable or payable. No right or interest of a participant in any award will be subject to any lien, obligation or liability of the participant. The laws of the State of Delaware govern the 2023 Plan. The 2023 Plan will be unfunded, and we will not segregate any assets for grants of awards under the 2023 Plan. The 2023 Plan will not be not subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA.

Other than awards excluded from the minimum vesting requirement as set forth herein, no award may be granted under the 2023 Plan that will be eligible to vest earlier than 12 months after the date of grant and/or have a performance period of less than 12 months. Notwithstanding the foregoing, awards that result in the issuance of an aggregate of up to 5% of the shares of our common stock available under the 2023 Plan may be granted without regard to such minimum vesting requirements. The foregoing restrictions do not limit the Compensation Committee’s authority to accelerate, or provide for the acceleration of, the vesting of all or any part of any award granted under the 2023 Plan.

Stock Options and SARs

The Compensation Committee will be authorized to grant SARs and stock options (including ISOs except that an ISO may only be granted to an employee of ours or one of our parent or subsidiary corporations). A stock option allows a grantee to purchase a specified number of our shares at a predetermined price per share, or the Option Exercise Price, during a fixed period measured from the date of grant. A SAR entitles the grantee to receive the excess of the fair market value of a specified number of shares on the date of exercise over a predetermined exercise price per share, or the SAR Exercise Price. The Option Exercise Price or SAR Exercise Price will be determined by the Compensation Committee and set forth in the award agreement, but neither may be less than the fair market value of a share on the grant date (110 percent of the fair market value in case of certain ISOs or SARs granted in tandem with certain ISOs).

The term of each option or SAR will be determined by the Compensation Committee and set forth in the award agreement, except that the term may not exceed 10 years (five years in case of certain ISOs or SARs granted in tandem with certain ISOs). Options may be exercised by payment of the purchase price through one or more of the following means: payment in cash (including personal check or wire transfer), or, with the approval of the Compensation Committee, by delivering shares of common stock previously owned by the grantee, by the withholding of shares of common stock to be acquired upon the exercise of such option or by delivering restricted shares of common stock. The Compensation Committee may also permit a grantee to pay the Option Exercise Price through the sale of shares acquired upon exercise of the option through a broker-dealer to whom the grantee has delivered irrevocable instructions to deliver sales proceeds sufficient to pay the purchase price to us. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of common stock with respect to which an ISO may become exercisable for the first time during any calendar year cannot exceed $100,000; and if this limitation is exceeded, the ISOs which cause the limitation to be exceeded will be treated as nonqualified options. No participant may be granted SARs in tandem with ISOs, which are first exercisable in any calendar year for shares of Company stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000.

Restricted Shares

The Compensation Committee may award restricted shares consisting of shares of common stock which remain subject to a risk of forfeiture and may not be disposed of by grantees until certain restrictions established by the Compensation Committee lapse. The vesting conditions may be service-based (i.e., requiring continuous service for a specified period) or performance-based (i.e., requiring achievement of certain specified performance objectives) or both. Unless the award agreement eliminates such rights, a grantee receiving restricted shares will have the right to vote the restricted shares and to receive any dividends payable on such restricted shares if and at the time the restricted shares vest (such dividends to either be deemed reinvested into additional restricted shares subject to the same terms as the restricted shares to which such dividends relate or accumulated and paid in cash when the restricted shares vest). Upon termination of the grantee’s affiliation with us during the restriction period (or, if applicable, upon the failure to satisfy the specified performance objectives during the restriction period), the restricted shares will be forfeited as provided in the award agreement.

Restricted Stock Units and Deferred Stock

The Compensation Committee may also grant restricted stock unit awards and/or deferred stock awards. A deferred stock award is the grant of a right to receive a specified number of our shares of common stock at the end of specified deferral periods or upon the occurrence of a specified event. A restricted stock unit award is the grant of a right to receive a specified number of our shares of common stock upon lapse of a specified forfeiture condition (such as completion of a specified period of service or achievement of certain specified performance objectives). If the service condition and/or specified performance objectives are not satisfied during the restriction period, the award will lapse without the issuance of the shares underlying such award.

Restricted stock units and deferred stock awards carry no voting or other rights associated with stock ownership. Unless the agreement eliminates such rights, however, a grantee receiving restricted stock units or deferred stock will receive dividend equivalents with respect to restricted stock units or deferred stock, and such dividend equivalents will either be deemed to be reinvested in additional shares of restricted stock units or deferred stock subject to the same terms as the shares of restricted stock or deferred stock to which such dividend equivalents relate or accumulated and paid in cash only if the related restricted stock units or deferred stock becomes vested and payable.

Performance Units

The Compensation Committee may grant performance units, which entitle a grantee to cash or shares of common stock conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the Compensation Committee and reflected in the award agreement. The Compensation Committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Performance Shares

The Compensation Committee may grant performance shares, which entitle a grantee to a certain number of shares of common stock, conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the Compensation Committee and reflected in the award agreement. The Compensation Committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Dividend Equivalents

The Compensation Committee is authorized to grant dividend equivalents, which provide a grantee the right to receive payment equal to the dividends paid on a specified number of our shares. Dividend equivalents may be paid directly to grantees upon vesting or may be deferred for later delivery under the 2023 Plan. If deferred, such dividend equivalents may be credited with interest or may be deemed to be invested in our shares, other awards or in other property. No dividend equivalents may be granted in conjunction with any grant of stock options or SARs.

Other Stock-Based Awards

In order to enable us to respond to material developments in the area of taxes and other legislation and regulations and interpretations thereof, and to trends in executive compensation practices, the 2023 Plan also authorizes the Compensation Committee to grant awards that are valued in whole or in part by reference to or otherwise based on shares of our common stock. The Compensation Committee determines the terms and conditions of such awards, including consideration paid for awards granted as share purchase rights and whether awards are paid in shares or cash.

Performance-Based Awards

The Compensation Committee may require satisfaction of pre-established performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria, as a condition to awards being granted or becoming exercisable or payable under the 2023 Plan, or as a condition to accelerating the timing of such events. Any applicable performance measure may be applied on a pre- or post-tax basis. An award that is intended to become exercisable, vested or payable on the achievement of performance conditions means that the award will not become exercisable, vested or payable solely on mere continued employment or service. However, such an award, in addition to performance conditions, may be subject to continued employment or service by the participant. Notwithstanding the foregoing, the vesting, exercise or payment of an award (other than a performance-based award) can be conditioned on mere continued employment or service.

Settlement of Awards

Awards generally may be settled in cash, shares of our common stock, other awards or other property, in the discretion of the Compensation Committee to the extent permitted by the terms of the 2023 Plan.

Change of Control

If there is a merger or consolidation of the Company with or into another corporation or a sale of substantially all of our shares or assets, or a Corporate Transaction, that results in a Change in Control (as defined in the 2023 Plan), and the outstanding awards are not assumed by the surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company), the Compensation Committee will cancel any outstanding awards that are not vested and nonforfeitable as of the consummation of such Corporate Transaction (unless the terms of the 2023 Plan or the Compensation Committee accelerates the vesting of any such awards) and, with respect to any vested and nonforfeitable awards, the Compensation Committee shall either (i) allow all grantees to exercise options and SARs within a reasonable period prior to the consummation of the Corporate Transaction and cancel any outstanding options or SARs that remain unexercised upon consummation of the Corporate Transaction and/or (ii) cancel any or all of such outstanding awards (including options and SARs) in exchange for a payment (in cash, or in securities or other property) in an amount equal to the amount that the grantee would have received (net of the exercise price with respect to any options or SARs) if the vested awards were settled or distributed or such vested options and SARs were exercised immediately prior to the consummation of the Corporate Transaction. If an exercise price of the option or SAR exceeds the fair market value of our shares and the option or SAR is not assumed or replaced by the surviving company (or its parent company), such options and SARs will be cancelled without any payment to the grantee. If any other award is not vested immediately prior to the consummation of the Corporate Transaction, such award will be cancelled without any payment to the grantee. Additionally, outstanding time-based awards that are not assumed by the surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company) generally shall vest and become non-forfeitable upon a Change in Control; outstanding time-based awards that are assumed by the surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company) generally shall vest and become non-forfeitable upon the grantee’s retirement, death, disability, or termination without cause, in each case within two years after the Change in Control (provided such accelerated vesting does not violate Section 409A of the Code). Outstanding performance-based awards that are not assumed by the surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company) shall be prorated and vest at target; outstanding performance-based awards that are assumed by the surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company) shall be converted into time-based awards and will become vested and non-forfeitable upon the grantee’s retirement, death, disability, or termination without cause, in each case within two years after the Change in Control (provided such accelerated vesting does not violate Section 409A of the Code). The foregoing actions are subject to compliance with Section 409A of the Code.

Amendment and Termination of the 2023 Plan

The 2023 Plan may be amended, suspended or terminated by our board of directors without further shareholder approval, unless such shareholder approval of any such amendment is required by law or regulation or under the rules of any stock exchange or automated quotation system on which our shares of common stock are then listed or quoted. An amendment will be contingent on approval of our shareholders if the amendment would (i) increase the benefits accruing to participants under the 2023 Plan, including without limitation, any amendment to the 2023 Plan or any agreement to permit a repricing or decrease in the exercise price of any outstanding awards, (ii) increase the aggregate number of shares of common stock that may be issued under the 2023 Plan, or (iii) modify the requirements as to eligibility for participation in the 2023 Plan. In addition, subject to the terms of the 2023 Plan, no amendment or termination of the 2023 Plan may materially and adversely affect the right of a grantee under any outstanding award granted under the 2023 Plan without the participant’s consent.

Unless earlier terminated by our board of directors, the 2023 Plan will terminate when no shares of common stock remain reserved and available for issuance and no other awards remain outstanding or, if earlier, on the day immediately preceding the tenth anniversary of the date of adoption of the 2023 Plan by our Board.

Shareholder Rights

No grantee will have any rights as a shareholder of the Company until such award is settled by the issuance of common stock, other than awards for which certain voting and dividend rights or dividend equivalents may be granted.

Transferability

Generally, an award will be non-transferable except by will or the laws of descent and distribution, and during the lifetime of the grantee to whom the award is granted, the award may only be exercised by, or payable to, the grantee. However, the Compensation Committee may provide that awards other than ISOs or a corresponding SAR that is related to an ISO may be transferred by a grantee to any permitted transferee (as defined in the 2023 Plan). Any such transfer will be permitted only if (i) the grantee does not receive any consideration for the transfer, (ii) the Compensation Committee expressly approves the transfer and (iii) the transfer is on such terms and conditions as are appropriate for the permitted transferee. The holder of the transferred award will be bound by the same terms and conditions that governed the award during the period that it was held by the grantee, except that such transferee may only transfer the award by will or the laws of descent and distribution.

No Repricing

Notwithstanding any other provision of the 2023 Plan, no option or SAR may be amended to reduce the exercise or grant price nor cancelled in exchange for other options or SARs with a lower exercise or grant price or shares or cash, without shareholder approval.

Compliance with Applicable Law

No award shall be exercisable, vested or payable except in compliance with all applicable federal and state laws and regulations (including, without limitation, tax and securities laws), any listing agreement with any stock exchange to which our Company is a party, and the rules of all domestic stock exchanges on which our Company’s shares may be listed.

No Employment Rights

Awards will not confer upon any individual any right to continue in the employ or service of our Company or any affiliate or subsidiary.

Recoupment of Awards

The 2023 Plan provides that awards granted under the 2023 Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the claw-back of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC or other applicable law or the primary stock exchange on which our shares are listed.

Miscellaneous

Each grantee in the 2023 Plan will remain subject to the securities trading policies adopted by our Company from time to time with respect to the exercise of options or SARs or the sale of shares of Company stock acquired pursuant to awards granted under the 2023 Plan. A grantee shall forfeit any and all rights under an award upon notice of termination by the Company or any affiliate for “Cause” as such term is defined in the 2023 Plan. Award agreements shall contain such other terms and conditions as the Compensation Committee may determine in its sole discretion (to the extent not inconsistent the 2023 Plan).

Employee Stock Purchase Plan

Our board of directors will adopt the ESPP prior to the closing of this offering, under which we may provide our employees and employees of our subsidiary with an opportunity to purchase shares of our common stock at a discounted purchase price. The material terms of the ESPP are summarized below. The ESPP is intended to qualify as an “employee stock purchase plan” meeting the requirements of Section 423 of the Code.

Administration

Subject to the express provisions of the ESPP, our compensation committee will have the authority to construe and interpret the ESPP, prescribe, amend, and rescind rules relating to the ESPP’s administration and take any other actions necessary or desirable for the administration of the ESPP and to facilitate compliance with Section 423 of the Code and other applicable law.

Number of Shares Reserved under the ESPP

Subject to adjustment pursuant to ESPP, 712,501 shares of our common stock may be sold pursuant to the ESPP. Such shares of our common stock may be authorized but unissued shares of our common stock, treasury shares or shares of our common stock purchased in the open market.

Eligibility

Generally, persons are eligible to participate in the ESPP if such person is in employee-employer relationship with us or any designated participating parent, subsidiary or affiliate of the Company for income tax and employment tax withholding and reporting purposes.

Offering Periods

Shares of our common stock will be offered for purchase under the ESPP during a period designated by our compensation committee. This period is referred to as an “offering period.” Unless otherwise determined by our compensation committee, each offering period will be approximately six months.

The period during which an eligible employee’s payroll deductions are contributed and accumulated for the purchase of shares of our common stock at the end of the period is a “purchase period.” An offering period may contain one or more purchase periods. However, unless our compensation committee determines otherwise, the offering period under the ESPP will coincide with the purchase period and will run from February 1st (or first trading date after) through July 31st (or last trading date before) and August 1st (or first trading date after) through January 31st (or last trading date before).

Our compensation committee will also have the authority to establish additional or alternative sequential overlapping offering periods, multiple purchase periods within an offering period, a different duration for one or more offering periods or purchase periods, or different commencement or ending dates for such offering periods with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first offering period to be affected thereafter, except that no offering period may have a duration exceeding 27 months.

Purchase Price for our Common Stock under the ESPP

Unless otherwise provided by our compensation committee before the beginning of the offering period, the purchase price per share of our common stock will be fifteen percent (15%) of the lesser of the fair market value of the shares on the first trading day of the offering period or fair market value of the shares on the purchase date.

Fair Market Value

The fair market value per share on any given date will be the closing sale price per share reported on the NYSE American (or principal exchange on which the shares are listed, as reported in such a source as the Company may deem reliable for such purposes) on such date. If no sale of shares of our common stock occurred on such date, then the fair market value per share will be the closing sale price per share on the first trading date immediately before such date during which a sale occurred. If the shares are not traded on an exchange but are regularly quoted on a national market or other quotation source, the closing sales price on such date as quoted on such market or system, or if no sales occurred on such date, then the date immediately prior to such date on which the sales prices are reported. In the absence of an established market for our common stock, the fair market value will be established by the compensation committee acting in good faith.

Limitations on the Number of Shares Purchased under the ESPP

The total number of shares of our common stock available for issuance in the aggregate under the ESPP may not exceed the maximum 712,501 shares of our common stock.

An eligible participant under the ESPP may not purchase more than 5,000 shares of our common stock during any one offering period.

An eligible participant under the ESPP may not purchase shares of common stock at a rate in excess of $25,000 worth of our common stock (determined on the basis of the fair market value of our common stock on the first day of the offering period) for each calendar year an eligible employee’s purchase right is outstanding.

No purchase right will be granted to any eligible employee who, immediately after the grant of such right, would own (and/or otherwise hold options or other rights to purchase) stock possessing five percent or more of the total voting power or value of all classes of stock of the Company or any parent or subsidiary corporation.

Termination of Employment and Withdrawal from the ESPP

Eligible participants may elect to withdraw from the ESPP at any time and receive back any of their contributions, without interest, not used to purchase shares of our common stock. Eligible participants who terminate employment before the end of an offering period will be deemed to have withdrawn from the ESPP and any payroll deductions collected on such eligible participant’s behalf for the offering period in which such termination or loss of eligibility occurs will be refunded such eligible participant, without interest.

Change in Control

In the event of a change in control of the Company, each outstanding right to purchase shares will be equitably adjusted and assumed or an equivalent right to purchase shares will be substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation in a change in control refuses to assume or substitute for the purchase right or the successor corporation is not a publicly traded corporation, the offering period then in progress will be shortened by setting a new purchase date and will end on the new purchase date. The new purchase date will be before the date of the Company’s proposed change in control.

Amendment or Termination

Our board of directors or our compensation committee may amend the ESPP at any time, provided that, if stockholder approval is required pursuant to applicable law, then no such amendment will be effective unless approved by our stockholders within such time period as may be required. Our board of directors may suspend ESPP or discontinue the ESPP at any time, including shortening an offering period in connection with a spin-off or other similar corporate event. Upon termination of the ESPP, all Contributions will cease, and all amounts then credited to a participant’s account will be equitably applied to the purchase of whole shares of our common stock then available for sale, and any remaining amounts will be promptly refunded, without interest, to participants.

Other Benefits

The Company currently does not provide any welfare benefits (i.e. health, dental, life, vision and disability insurance) to any of its employees.

The Company does not maintain any 401(k) or defined benefit pension plans or nonqualified deferred compensation plans.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate a Rule 10b5-1 plan subject to compliance with our insider trading policy. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with our insider trading policy. Prior to 270 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2021 and any currently proposed transactions to which we were or are expected to be a participant in which (1) the amount involved exceeded or will exceed the lesser of $120,000 or one percent of our average total assets at year end for the last two completed fiscal years, and (2) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive Compensation” and “Management — Non-Employee Director Compensation.”

Except as set forth below, we believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.

Asset Purchase Agreement with Gold Express Mines, Inc.    On July 29, 2022, we entered into an Asset Purchase Agreement, or the GEM APA, with Gold Express Mines, Inc., or GEM Nevada, for the purchase of three mineral exploration projects: the Soldier Creek Project, the Bell Copper Annex Project and the Trout Creek Project, or the GEM Assets. Since GEM Nevada held the property related to the Trout Creek Project under a long-term lease in the name of one of its wholly owned subsidiaries, KM USA Holdings, Inc., or KM USA, GEM Nevada agreed to either assign the lease or transfer the shares in KM USA to us at closing. The total purchase price for the GEM Assets was $1.5 million, which we paid through the issuance of 1,500,000 shares of our common stock to GEM Nevada at a price of $1.00 per share. John Ryan, our Vice President of Corporate Affairs was Chief Executive Officer and a director of GEM Nevada and beneficially owned 3.41% of the issued and outstanding shares of capital stock of GEM Nevada and Howard Crosby, one of our directors, was a director of GEM Nevada and beneficially owned 3.41% of the issued and outstanding shares of capital stock of GEM Nevada. Each of Messrs. Ryan and Crosby is entitled to his pro rata distribution of any shares of our common stock that GEM Nevada distributes to its stockholders.

Assignment Agreement with KM USA Holdings, Inc.    On August 31, 2022, in connection with the closing of the GEM APA, we entered into an Assignment Agreement with KM USA, or the Assignment Agreement, for the unpatented lode federal mining claims related to the Trout Creek Project. In connection with the Assignment Agreement, KM USA assigned to us all of our rights, title and interest, and delegated to us all of its obligations, responsibilities and duties under a Mining Claim Lease, dated August 1, 2022, with Lightning Creek Resources, Inc., for such mining claims, in return for mutual covenants contained in the Assignment Agreement and other good and valuable consideration acknowledged in the Assignment Agreement. John Ryan, our Vice President of Corporate Affairs was Chief Executive Officer and a director of GEM and beneficially owned 3.41% of the issued and outstanding shares of capital stock of GEM and Howard Crosby, one of our directors, was a director of GEM and beneficially owned 3.41% of the issued and outstanding shares of capital stock of GEM.

Share Purchase Agreement with Gold Express Mines, Inc.    On May 1, 2023, we entered into a Share Purchase Agreement, the GEM Purchase Agreement, with GEM Nevada, pursuant to which we agreed to purchase from GEM Nevada all of the issued and outstanding shares, the CBT Shares, of Cerro Blanco Titanium, Inc., or CBT. At the time of consummation of the share purchase transaction under the GEM Purchase Agreement, CBT owned all of the issued and outstanding capital stock of Gold Express Mines SpA, a Chilean sociedad por acciones i.e., a “company by shares”), or GEM Chile, which owns the mineral concessions and other assets (including physical and electronic data, the rights to a physical drill core, a buyout right on a net smelter royalty, and miscellaneous geological, mining and metallurgical reports) that comprise the Cerro Blanco Project. In consideration for the CBT Shares, we issued to GEM Nevada shares of our common stock that, as agreed with GEM Nevada, had an aggregate value of approximately $2.4 million. As of the closing date of the GEM Purchase Agreement, (i) Cesar López, our President and Chief Executive Officer and a director, beneficially owned 4.08% of the issued and outstanding shares of capital stock of GEM Nevada, (ii) Enrique Correa, our Country Manager (KM Chile) and a director, beneficially owned 0.41% of the issued and outstanding shares of capital stock of GEM Nevada, (iii) John Ryan, our Vice President of Corporate Affairs and Co-Founder, was the Chief Executive Officer of GEM Nevada, a director of GEM Nevada, a director of CBT and a director of GEM Chile, and beneficially owned 3.15% of the issued and outstanding shares of capital stock of GEM Nevada, and (iv) Howard Crosby, one of our directors, was a director and executive officer of GEM Nevada, and a director and Vice President of CB and beneficially owned 3.15% of the issued and outstanding shares of capital stock of GEM Nevada. Each of Messrs. Ryan and Crosby is entitled to his pro rata distribution of any shares of our common stock that GEM Nevada may distribute to its stockholders. We believe that the terms and conditions of the

GEM Purchase Agreement, including the purchase price which consisted of shares of our common stock valued at approximately $2.4 million, were not materially different from the terms and conditions that would have prevailed in an arms-length transaction between unrelated parties Following our acquisition of the CBT shares, we simplified our corporate structure through an internal transaction whereby, effective May 9, 2023, CBT transferred all the outstanding shares of GEM Chile to us. As a result of that transaction, GEM Chile is our direct wholly owned subsidiary of and CBT is an inactive wholly owned subsidiary of owned by us.

Engagement for Legal Services.    Our Chilean subsidiary, Key Mining Corporation Chile SpA, or KM Chile, has engaged Chile Inc., a mining law firm located in Santiago, Chile, to provide legal services to KM Chile with respect to the mining properties located in Chile. Ignacio López, a partner of Chile Inc., is the brother of Cesar López, the Company’s current Chief Executive Officer and a director. Since January 1, 2021, KM Chile has paid Chile Inc. an aggregate of $112,157 for the legal services provided to KM Chile.

Engagement of Accounting and Bookkeeping Services.    KM Chile has engaged Lopez y Cia., a law firm offering accounting and bookkeeping services located in Santiago, Chile. An employee of Lopez y Cia manages KM Chile’s books and records, tax filings and various back-office matters. Cesar López, the Company’s current Chief Executive Officer and a director, is the sole owner of Lopez y Cia. Since January 1, 2021, KM Chile has paid Lopez y Cia an aggregate of $90,487.

Office Management Consultant.    Sarah Cuddy serves as a consultant to us providing office management, administration and legal support services. Ms. Cuddy is the spouse of Cesar López, the Company’s current Chief Executive Officer and a director. Ms. Cuddy is paid based on monthly services provided to the Company, which varies from month to month. Since January 1, 2021, we have paid Ms. Cuddy an aggregate of $144,157.

Service Agreement.    GEM Chile entered into a Service Agreement with Manquehue Asesorias Mineras SpA, a Chilean sociedad por acciones i.e., a “company by shares”), or Manquehue, on January 1, 2023. Manquehue is controlled by Cesar López, the Company’s current Chief Executive Officer and a director. Under the agreement, Manquehue agreed to provide management services for the Cerro Blanco Project, which included geological, metallurgical, engineering, legal and property maintenance services for a fixed period of seven months, which ended on August 1, 2023. Pursuant to the terms of the agreement, GEM Chile agreed to pay Manquhue a monthly fee of $56,000 plus any value added taxes. To date, GEM Chile has paid $392,000 to Manquehue in fees under the agreement to Manquehue for services rendered.

Asset Purchase Agreement with Critical Minerals Corp.    On August 21, 2023, we entered into an Asset Purchase Agreement with Critical Minerals Corp., or Critical Minerals, for the purchase of a mineral exploration project called the Crystal Mountain Colorado Pegmatite Project, or the Crystal Mountain Project, which relates to 64 patented lode mining claims located in the Fort Collins area in Larimer County, Colorado. The total purchase price for the Crystal Mountain Project consisted of (i) $125,000 in cash; (ii) $57,500 to cover certain outstanding debt of Critical Minerals; and (iii) the issuance of options to purchase up to an aggregate of 262,500 shares of our common stock. The options are exercisable as follows: (i) options to purchase up to 125,000 shares of our common stock may be exercised at price of $5.00 per share until August 21, 2028; (ii) options to purchase up to 125,000 shares of our common stock may be exercised at a price of $10.00 per share until August 21, 2028; and (iii) options to purchase up to 12,500 shares of our common stock may be exercised at a price of 5.40 per share until August 21, 2026. Critical Minerals is controlled by Sarah Cuddy, the spouse of Cesar López, our Chief Executive Officer and a director, and Enrique Correa, Country Manager (KM Chile). Each of Ms. Cuddy and Mr. Correa is entitled to his or her pro rata distribution of any shares of our common stock that Critical Minerals distributes to its stockholders upon the exercise of the stock options received as a part of the purchase price for the Crystal Mountain Project.

Executive Officer and Director Compensation

Please see “Executive Compensation” and “Management — Non-Employee Director Compensation” for information regarding the compensation of our directors and executive officers.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification agreements, see “Management — Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Our board of directors will adopt a written related party transaction policy, which will become effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related-party transactions. This policy will cover any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related party had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors, including, without limitation, purchases of goods or services by or from the related party or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related party.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, information regarding beneficial ownership of our capital stock by:

•        each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•        each of our NEOs;

•        each of our directors; and

•        all of our executive officers and directors as a group.

The percentage ownership information under the column titled “Beneficial ownership prior to this offering” is based on 19,305,597 shares of common stock outstanding as of the date of this prospectus. The percentage ownership information under the column titled “Beneficial ownership after this offering” is based on the sale of shares of common stock in this offering (assuming an initial public offering price of $2.25 per share). The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. In addition, shares of common stock issuable upon the exercise of stock options or warrants and the conversion of convertible securities that are exercisable or convertible within 60 days of the date of this prospectus, are included in the following table. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Key Mining Corp., 701 Brickell Avenue, Suite 1550, Miami, Florida 33131.

	Beneficial ownership prior to this offering		Beneficial ownership after this offering
Name of Beneficial Owner	Number of shares beneficially owned	Percentage of beneficial ownership	Number of shares beneficially owned	Percentage of beneficial ownership
5% and Greater Stockholders:
Gold Express Mines(1)	1,669,613	8.65%	1,669,613	7.03%
Bravo Papa LLC(2)	1,047,407	5.36%	1,047,407	4.37%
Thomas Hamilton(3)	1,184,568	6.06%	1,184,568	4.94%

Named Executive Officers and Directors:
Cesar A. López Alarcón(4)	1,962,500	9.78%	1,962,500	8.01%
Enrique Correa(5)	1,738,750	8.71%	1,738,750	7.12%
John May	—	—
Howard M. Crosby(6)	509,625	2.62%	509,625	2.13%
Kelly Earle	—	—	—	—
Timothy R. McCutcheon	—	—	—	—
All current directors, director nominees and executive officers as a group (8 persons)(7)	4,776,750	22.71%	4,776,750	18.75%

____________

*        Less than 1%

(1)      John P. Ryan, Howard Crosby, James Czirr and Terrence Dunne are the directors of Gold Express Mines Inc.’s (“GEM”) board of directors. Any action by GEM with respect to shares of our common stock, including voting and dispositive decisions, requires a vote of three out of the four directors of the board of directors. Under the so-called “rule of three,” because voting and dispositive decisions are made by three out of the four directors of the board of directors, none of the directors is deemed to be a beneficial owner of securities held by GEM. Accordingly, none of the directors on GEM’s board of directors is deemed to have or share beneficial ownership of our shares of common stock held by GEM. The business address of GEM is 61/2 North 2nd Avenue, Suite 201, Walla Walla, WA 99362.

(2)      Consists of (i) 822,407 shares of common stock; and (ii) warrants to purchase 225,000 shares of common stock that may be exercised within 60 days of the date of this prospectus. Bryce Patterson is the sole manager of Bravo Papa LLC (“Bravo Papa”) and has sole voting and dispositive control with respect to common stock held by Bravo Papa. The business address of Bravo Papa is 23 Taylor Ave., Palm Desert, CA 92260.

(3)      Consists of (i) 934,568 shares of common stock; and (ii) warrants to purchase 250,000 shares of common stock that may be exercised within 60 days of the date of this prospectus.

(4)      Consists of (i) 1,200,000 shares of common stock held by Cesar A. López Alarcón (ii) stock options to purchase 500,000 shares of common stock that may be exercised within 60 days of the date of this prospectus Mr. Alarcón, and (iii) stock options to purchase 262,500 shares of common stock that may be exercised within 60 days of the date of this prospectus held by Critical Minerals Corp. (“Critical Minerals”). Sarah Cuddy and Enrique Correa are the directors of Critical Minerals. Any action by Critical Minerals with respect to shares of our common stock, including voting and dispositive decisions, requires the unanimous a vote of the board of directors of Critical Minerals. Ms. Cuddy is the spouse of Cesar A. López Alarcón, our Chief Executive Officer and a director. Mr. Correa is the Country Manager of our wholly owned subsidiary Key Metals Corporation Chile SpA. The business address of Critical Minerals is 240 Crandon Blvd., Suite 263, Key Biscayne, FL 33149.

(5)      Consists of (i) 1,076,250 shares of common stock held by Enrique Correa; and (ii) stock options to purchase 400,000 shares of common stock that may be exercised within 60 days of the date of this prospectus held by Mr. Correa, and (iii) stock options to purchase 262,500 shares of common stock that may be exercised within 60 days of the date of this prospectus held by Critical Minerals Corp. (“Critical Minerals”). Sarah Cuddy and Mr. Correa are the directors of Critical Minerals. Any action by Critical Minerals with respect to shares of our common stock, including voting and dispositive decisions, requires the unanimous a vote of the board of directors of Critical Minerals. Ms. Cuddy is the spouse of Cesar A. López Alarcón, our Chief Executive Officer and a director., The business address of Critical Minerals is 240 Crandon Blvd., Suite 263, Key Biscayne, FL 33149.

(6)      Consists of (i) 359,625 shares of common stock; and (ii) stock options to purchase 150,000 shares of common stock that may be exercised within 60 days of the date of this prospectus.

(7)      Consists of (i) 3,051,750 shares of common stock; and (ii) stock options to purchase 1,725,000 shares of common stock that may be exercised within 60 days of the date of this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, and of the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our form of amended and restated certificate of incorporation and form of amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Common Stock

Outstanding Shares

As of April 1, 2024, there were 19,305,597 shares of common stock outstanding, held by 223 stockholders of record.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue up to 10,000,000 shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of April 1, 2024, certain accredited investors held warrants to purchase an aggregate of 3,631,720 shares of our common stock at a weighted average exercise price of $1.89 per share and have an exercise period of either four, five or 10 years from the date of issuance. The exercise price of the warrants will be adjusted and the number of shares of Common Stock to be issued upon exercise of the Warrants will be adjusted upon the occurrence of, among other things, the payment of stock dividend, a stock split, the merger, consolidation, reclassification, reorganization, partial or complete liquidation, purchase of substantially all the assets of the Company, or other change in the capital structure of the Company. In addition, the warrants include certain weighted average anti-dilution provisions in connection with future issuances by the Company of securities which would entitle the holder to acquire our common stock below the then applicable exercise price.

Stock Options and Grant Plan Shares

As of April 1, 2024, 1,462,500 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $2.32 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive compensation — Equity Incentive Plans.”

Anti-Takeover Provisions of Delaware Law and Our Charter Documents

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the closing of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Amendment of Charter Provisions

Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of our board of directors, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.

Vacancies; Removal of Directors

Our amended and restated certificate of incorporation will give our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director. Additionally, our amended and restated certificate of incorporation will provide that directors may only be removed from office by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding shares of capital stock entitled to vote on the election of such directors.

Choice of Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware, or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, to the fullest extent permitted by law, is the sole and exclusive forum for (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action for breach of fiduciary duty owed by any of our current or former directors, officers or other employees, agents or stockholders to us or to our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (as each may be amended from time to time, including any right, obligation or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any of our current or former directors, officers or other employees, governed by the internal affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided, however, that the exclusive forum provision described above will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation and our amended and restated bylaws, however, will provide that, unless the

Company consents in writing to the selection of an alternative forum, the federal district courts of the United States are, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Additionally, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that any person or entity holding, owning, or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the provisions described above.

These provisions may increase costs associated with, and/or limit a stockholder’s ability to bring, a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in our governing documents, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for the breach of a fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if such director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for certain liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for a breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC.

Listing

We have applied to list our common stock on the NYSE American under the trading symbol “KMCM”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.”

Sale of Restricted Shares

Based on the number of shares of common stock outstanding as of April 1, 2024, upon the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares of common stock, we will have outstanding an aggregate of approximately 23,750,041 shares of our common stock.

All of the shares of common stock sold in this offering will be freely tradable unless purchased by our “affiliates” as such term is defined in Rule 144 under the Securities Act or purchased by existing stockholders and their affiliated entities that are subject to lock-up agreements.

All other shares of common stock, upon the completion of this offering, will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act, or Rule 701.

In addition, an aggregate of 3,087,505 shares of our common stock will be authorized and reserved for issuance in relation to potential future awards under the 2023 Plan and the ESPP to be adopted in connection with this offering.

The 4,514,348 restricted shares of our common stock held by our affiliates will be available for sale in the public 181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may sell their shares upon the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder or (ii) the expiration of a one-year holding period.

At the expiration of the six-month holding period (assuming we have been subject to the reporting requirements of the Exchange Act for at least 90 days and have filed all reports required thereunder), a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of either of the following:

•        1% of the number of shares of our common stock then outstanding, which will equal approximately 237,500 shares immediately after the completion of this offering; or

•        the average weekly trading volume of our common stock on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the completion of this offering, or who purchased shares of our common stock from us after the completion of this offering upon the exercise of options granted before the completion of this offering, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date hereof. If such person is not an affiliate, the sale may be made subject only to the manner of sale restrictions of Rule 144. If such a person is one of our affiliates, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock subject to stock options current outstanding and shares of our common stock that are reserved for issuance under the 2023 Plan and the ESPP. The first such registration statement is expected to be filed soon after the consummation of this offering and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We have agreed, subject to certain exceptions and without the approval of the representative of the underwriters, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 270 days following the closing of this offering. Our directors, executive officers, and certain holders of 5% or greater of our common stock have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 270 days after the closing of this offering. See “Underwriting” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons subject to the alternative minimum tax;

•        persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction, or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        brokers, dealers, or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        partnerships, other entities, or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell our common stock under the constructive sale provisions of the Code;

•        persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•        tax-qualified retirement plans;

•        “qualified foreign pension funds” and entities, all of the interests of which are held by qualified foreign pension funds; and

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships (and entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation or entity treated as a corporation that is created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•        the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds more than 5% of our common stock, actually or constructively, during the applicable testing period, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS also may be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless such Non-U.S. Holder provides a properly completed IRS Form w-8BEN-E or w-8BEN-IMY claiming an exemption from FATCA withholding.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies currently to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

EF Hutton LLC, or EF Hutton, is acting as the representative of the underwriters of the offering (herein referred to as the “Representative”). We have entered into an underwriting agreement dated            , 2024 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share of common stock, less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
EF Hutton LLC
Total	4,444,444

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the over-allotment option described below, if any, are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased, or the offering may be terminated. The underwriters are not obligated to purchase the securities covered by the underwriters’ over-allotment option described below. The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Representative an option, exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase from us up to an additional 666,667 shares of our common stock at the public a price of $            per share (which equals 15% of the shares of Common Stock initially sold in this offering), less the underwriting discounts and commissions set forth on the cover of this prospectus to cover over-allotments, if any. To the extent that the Representative exercises this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares of common stock on the same terms as those on which the other shares of common stock are being offered hereunder. If this option is exercised in full, the total offering price to the public will be $            and the total net proceeds, before expenses and after the credit to the underwriting commissions described below, to us will be $            .

Discounts and Commissions; Expenses

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the Representative of the over-allotment option.

	Per Share	Total Without Over-allotment Option	Total With Full Over-allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (8.0%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We will pay a non-accountable allowance of one percent (1.0%) of the gross proceeds (excluding proceeds from the exercise of the over-allotment option, if any) received at the completion of the offering.

We have agreed to reimburse the Representative for reasonable out-of-pocket expenses incurred by the Representative in connection with this offering, up to $229,500 if the offering is consummated and up to $104,500 if the offering is not consummated. The Representative’s out-of-pocket expenses include but are not limited to: (i) road show and travel expenses up to $20,000; (ii) the costs associated with bound volumes of the offering materials as well as promotional and commemorative materials in an aggregate amount not to exceed $5,000; (iii) the $29,500 cost associated with the Representative’s use of book building, prospectus tracking and compliance software for the offering; and (iv) reasonable fees of the Representative’s legal counsel (up to $50,000 if there is no closing and up to $175,000 if there is a closing). As of the date of this prospectus, we have paid an advance of $50,000 to the Representative, which will be applied against the accountable expenses that will be paid by us to the Representative in connection with this offering, or the Advance. The Advance will be returned to us to the extent not actually incurred by the Representative in accordance with Financial Industry Regulation Authority, or FINRA, Rule 5110(g)(4)(A). We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount, will be approximately $            .

The underwriters propose to offer the shares of common stock offered by us to the public at the public offering price per share of common stock set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares of common stock to other securities dealers at such price less a concession of $            per share of common stock. After the initial public offering, the public offering price and concession to dealers may be changed.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock offered hereby to any accounts over which they have discretionary authority.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

We and our officers and directors, and certain holders of 5.0% or more of the outstanding shares of our common stock as of the effective date of the registration statement of which this prospectus is a part, have agreed, subject to limited exceptions, for a period of two hundred and seventy (270) days after the closing of this offering, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of our common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the Representative. The Representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Pricing of this Offering; Market Information

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the Representative. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•        the information included in this prospectus and otherwise available to the Representative;

•        the valuation multiples of publicly traded companies that the Representative believes to be comparable to us;

•        our financial information;

•        our prospects and the history and the prospects of the industry in which we compete;

•        an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•        the present state of our development; and

•        the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that after the offering our common stock will not trade in the public market at or above the public offering price.

Right of First Refusal

Subject to the closing of this offering, for a period of twelve (12) months after the closing of the offering, the Representative shall have a right of first refusal to act as sole investment bank, sole book-runner and/or sole placement agent for any and all future public or private equity and debt offerings undertaken during such period by us, or any of our successors or subsidiaries.

NYSE American Listing

We have applied to have our common stock listed on the NYSE American under the symbol “KMCM”. No assurance can be given that our listing application will be approved by the NYSE American.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is VStock Transfer, LLC.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing securities in the open market.

•        Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our shares of common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the shares of common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Other

From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees. Except for the services provided in connection with this offering and other than as described below, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•        to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•        to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•        in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•        made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•        in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Troutman Pepper Hamilton Sanders LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by McCarter & English LLP, New York, New York.

EXPERTS

The consolidated financial statements as of and for the fiscal year ended December 31, 2023 included in this prospectus have been so included in reliance on the report of BF Borgers CPA PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of and for the fiscal year ended December 31, 2022 relied on the prior report of Assure CPA, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The technical information appearing in this prospectus concerning the Cerro Blanco Project was derived from the S-K 1300 Technical Report Summary for the Cerro Blanco Rutile Titanium Bearing Mineral Deposit, Region III, Atacama, Chile, dated August 7, 2023, prepared by Resource Development Associates Inc., independent mining consultants.

The technical information appearing in this prospectus concerning the Fiel Rosita Project was derived from the S-K 1300 Initial Assessment Technical Report Summary for the Fiel Rosita Copper-Molybdenum-Gold-Silver-Zinc Poly Metallic Mineral Deposit, Region III, Atacama, Chile, dated July 17, 2023, prepared by Resource Development Associates Inc., independent mining consultants.

CHANGE IN CERTIFYING ACCOUNTANT

On December 19, 2023, Assure CPA, LLC, or Assure, resigned as the Company’s independent registered public accounting firm.

The report of Assure on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope or accounting principles, except that such report each contained an explanatory paragraph which noted that there was substantial doubt as to the Company’s ability to continue as a going concern because the Company’s has incurred cumulative operating losses since inception and the Company has limited financial resources with which to achieve its objectives and attain profitability and positive cash flows from operations.

During the Company’s fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through December 19, 2023, there were no disagreements between the Company and Assure on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Assure, would have caused it to make reference to the subject matter of the disagreements in its report on the Company’s consolidated financial statements for such year.

During the Company’s fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through December 19, 2023, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K, or Regulation S-K, under the Exchange Act), except that Assure advised the Company of material weaknesses related to following: (i) the Company did not employ a sufficient number of staff to maintain optimal segregation of duties; (ii) the Company’s management had the override of the Company’s internal control over financial reporting; (iii) the Company had insufficient communication of key transactions to the Company’s accounting personnel; (iv) the Company did not properly disclose related party transactions; (v) the Company lacked a sufficient number of independent members of the Company’s board of directors; (vi) the communication among the Company’s personnel of key transactions; and (vii) Assure discovered material adjustments during its audit and interim review procedures.

The Company has provided Assure with a copy of these disclosures and Assure has furnished a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is included as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On December 19, 2023, the board of directors of the Company appointed B.F. Borger CPA PC, or B.F. Borger, as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2023. During the two fiscal years ended December 31, 2022 and the subsequent interim period through December 19, 2023, neither the Company nor anyone acting on its behalf consulted with B. F. Borger regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to the Company that B.F. Borger concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or reportable event.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.keyminingcorp.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider the contents of our website in making an investment decision with respect to our common stock.

KEY MINING CORP.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Key Mining Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Key Mining Corp. (the “Company”) as of December 31, 2023, the related statement of operations, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2023

Lakewood, CO

February 16, 2024

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Key Mining Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Key Mining Corp (formerly Key Metals Corp.) (the “Company”) as of December 31, 2022, the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses since inception. This factor raised substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Assure CPA, LLC

Spokane, Washington
June 8, 2023

We began serving as the Company’s auditor in April 2023. In December 2023, we became the predecessor auditor.

KEY MINING CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$752,606	$1,874,931
Certificate of deposit	1,000,000	—
Deposits and prepaids	192,214	11,676
Other receivable	22,600	—
Subscription receivable	—	21,750
Total Current Assets	1,967,420	1,908,357

FIXED ASSETS
Property and equipment, net	211,432	59,318
Total Fixed Assets	211,432	59,318

OTHER ASSETS
Mineral interests	4,488,634	1,700,000
Vat receivable	312,518	25,509
Total Other Assets	4,801,152	1,725,509
TOTAL ASSETS	$6,980,004	$3,693,184

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$244,817	$63,988
Total Current Liabilities	244,817	63,988
TOTAL LIABILITIES	244,817	63,988

COMMITMENTS AND CONTINGENCIES (NOTES 4, 5 AND 9)

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value, 200,000,000 shares authorized; 19,061,483 and 9,845,100 shares issued and outstanding	19,063	9,846
Additional paid-in capital	15,083,296	7,716,541
Stock to be issued	842,548	198,250
Accumulated deficit	(9,209,720)	(4,295,441)
Total Stockholders’ Equity	6,735,187	3,629,196
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,980,004	$3,693,184

The accompanying notes are an integral part of these consolidated financial statements.

KEY MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2023	December 31, 2022
REVENUES	$—	$—

OPERATING EXPENSES
Exploration expense	2,560,764	698,196
General and administrative	318,003	458,654
Professional fees	998,642	306,305
Officers’ and directors’ fees	550,658	914,525
Travel	435,953	249,705
Depreciation	19,492	5,737
TOTAL OPERATING EXPENSES	4,883,512	2,633,122

LOSS FROM OPERATIONS	(4,883,512)	(2,633,122)

OTHER INCOME (EXPENSES)
Interest income	1,320	—
Exchange loss	(32,087)	(54,246)
TOTAL OTHER INCOME (EXPENSES)	(30,767)	(54,246)

LOSS BEFORE TAXES	(4,914,279)	(2,687,368)

INCOME TAXES	—	—

NET LOSS	$(4,914,279)	$(2,687,368)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.30)	$(0.41)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	16,375,445	6,610,833

The accompanying notes are an integral part of these consolidated financial statements.

KEY MINING CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Stock to be Issued	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2021	4,825,000	$4,825	$2,372,780	$312,500	$(1,608,073)	$1,082,032
Common stock issued for cash received in prior year	310,000	310	309,690	(310,000)	—	—
Common stock issued for cash at $1.00 per share	1,969,000	1,969	1,967,031	—	—	1,969,000
Common stock issued for mineral interests at $1.00 per share	1,500,000	1,500	1,498,500	—	—	1,500,000
Common stock issued for services at $1.00 per share	150,000	150	149,850	—	—	150,000
Common stock and warrants issued for cash at $1.00 per share, net of offering costs	1,091,100	1,092	918,165	—	—	919,257
Common stock and warrants to be issued for cash at $1.00 per share	—	—	—	195,750	—	195,750
Stock based compensation	—	—	500,525	—	—	500,525
Net loss	—	—	—	—	(2,687,368)	(2,687,368)
Balance, December 31, 2022	9,845,100	$9,846	$7,716,541	$198,250	$4,295,441	$3,629,196

Common stock issued for cash at $1.00 per share	2,500	3	2,497	(2,500)	—	—
Common stock units issued for cash at $1.00	3,150,000	3,150	2,737,350	(195,750)	—	2,544,750
Common stock issued for acquisition of company	4,375,000	4,375	2,428,125	—	—	2,432,500
Common stock issued doe to exercise of warrants, net of issuance costs	1,688,883	1,689	2,027,459	706,852	—	2,736,000
Common stock to be issued for services	—	—	—	135,696	—	135,696
Stock options issued for mineral interest	—	—	114,566	—	—	114,566
Stock based compensation	—	—	56,758	—	—	56,758
Net loss					(4,914,279)	(4,914,279)
Balance, December 31, 2023	19,061,483	19,063	15,083,296	842,548	(9,209,720)	6,735,187

The accompanying notes are an integral part of these consolidated financial statements.

KEY MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,914,279)	$(2,687,368)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	19,492	5,737
Stock based compensation	56,758	500,525
Common stock issued for services	—	150,000
Unrealized foreign exchange loss	1,766	2,374
Changes in assets and liabilities:
Prepaid expense and deposits	127,515	(6,639)
Vat receivable	(285,662)	(23,509)
Other receivable	(22,600)	—
Accounts payable and accrued liabilities	180,157	44,782
Net cash used by operating activities	(4,836,853)	(2,016,098)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of mineral interests	(457,500)	(125,000)
Acquisition of property and equipment	(171,606)	(65,055)
Purchase of certificate of deposit	(1,000,000)	—
Cash received in acquisition of company (Note 4)	42,900	—
Net cash used by investing activities	(1,586,206)	(190,055)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock and warrants, net of issuance costs	2,566,500	2,888,527
Proceeds from sale of common stock to be issued	—	174,000
Proceeds from the exercise of warrants, net of cash issuance costs	2,736,000	—
Net cash provided by financing activities	5,302,500	3,062,257

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(1,766)	(2,374)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,122,325)	853,730

Cash, beginning of year	1,874,931	1,021,201
Cash, end of year	$752,606	$1,874,931

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for acquisition of company (Note 4)	$2,432,500	$—
Stock issuance costs paid with inducement warrants (Note 5)	706,852	—
Stock options issued for mineral interests	114,566	—
Common stock issued for mineral interests	$—	$1,500,000

The accompanying notes are an integral part of these consolidated financial statements.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Key Mining Corp., (“KMC”) along with its wholly owned subsidiaries Key Metals Corporation Chile SpA (“KM Chile”) and Gold Express Mines, SpA (“GEM Chile”) (collectively, the “Company”) is a mining and exploration company for non-ferrous and precious metals, primarily gold, silver, lead, zinc, copper and titanium. KMC was incorporated on February 18, 2020 in Delaware under the name Tavros Gold Corp. On July 17, 2020, February 22, 2021, April 5, 2021 and August 8, 2023, the Company filed certificates of amendment to our certificate of incorporation with the Secretary of State of the State of Delaware changing our corporate name to TiO2 Minerals Corp., CopperEx Corp., Key Metals Corp. and Key Mining Corp. respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Key Mining Corp. is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States (“U.S. GAAP”) and have been consistently applied in the preparation of the consolidated financial statements. The Company has adopted a December 31 fiscal year end.

On January 24, 2024 the Company effected a one-for-four reverse stock split of the Company’s common stock. The reverse stock split became effective on January 24, 2024. The par value and authorized shares of common stock and convertible preferred stock were not adjusted as a result of the reverse stock split. All share and per share amounts in the financial statements and notes have been retroactively adjusted for all periods presented to give effect to this reverse stock split, including reclassifying an amount equal to the reduction in par value of common stock to additional paid-in capital.

Consolidation

The consolidated financial statements incorporate the financial statements of KMC and its wholly owned subsidiaries:

•        Key Metals Corporation Chile SpA (“KM Chile”) as of June 17, 2021

•        Cerro Blanco Titanium, Inc. (“CBT”) as of May 1, 2023

•        Gold Express Mines SpA (“GEM Chile”), subsidiary of CBT, as of May 1, 2023

All intercompany accounts and transactions have been eliminated.

Earnings (Losses) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Fully-diluted earnings (loss) per share is computed by dividing net income (loss) by the sum of the weighted-average number of common shares outstanding and the additional common shares that would have been outstanding if potential common shares had been issued. Potential common shares are not included in the computation of fully diluted earnings per share if their effect is antidilutive. At December 31, 2023 and December 31, 2022, the Company had 5,094,220 and 2,983,051, respectively, total warrants and stock options outstanding that can potentially be dilutive.

Cash and Cash Equivalents

Cash equivalents are comprised of certain highly liquid investments with maturities of three months or less when purchased. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company had approximately $1,205,872 and $1,451,481, respectively in excess of federally-insured limits.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash held in foreign bank accounts as of December 31, 2023 and December 31, 2022 was approximately $46,734 and $173,450.

Certificate of Deposit

Certificates of deposit are carried at amortized cost. As of December 31, 2023, the Company’s certificate of deposit of $1,000,000 matures on March 21, 2024.

Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s financial position and results of operations. Significant estimates and assumptions underlying these consolidated financial statements include estimates in the calculation of stock-based compensation, impairment for long lived assets, and valuation allowances on the deferred tax assets.

Fair Value of Financial Instruments

The Company’s financial instruments include cash. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2023 and December 31, 2022.

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the party’s own credit risk. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1.	Observable inputs such as quoted prices in active markets;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little of no market data, which require the reporting entity to develop its own assumptions.

The Company did not have any assets or liabilities measured at fair value on a recurring basis at December 31, 2023 and December 31, 2022.

Functional Currency

Items included in the financial statements of each of the Company and its subsidiary are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional and reporting currency of the Company and its subsidiaries, KM Chile, GEM Chile and CBT, is the U.S. Dollar (“USD” or “$”). All amounts in these consolidated financial statements are in USD, unless otherwise stated.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transactions in currencies other than the entity’s functional currency are recorded at the exchange rate prevailing at the dates of the transactions. Monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate. All gains and losses on translation of these foreign currency transactions are included in the consolidated statements of operations.

Mineral Interests

Mineral interests consist of the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. Mining assets include mineral rights which are considered tangible assets under which are required to be recognized at fair value as of the acquisition date. As a result, the direct costs to acquire mineral rights are initially capitalized as tangible assets. Mineral rights include costs associated with acquiring patented and unpatented mining claims.

The Company expenses all mineral exploration costs as incurred as it is still in the exploration stage. If the Company identifies proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it would enter the development stage and capitalize future costs until production is established. When a property reaches the production stage, the related capitalized costs are amortized on a units-of-production basis over the proven and probable reserves following the commencement of production. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use.

To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are being expensed.

Property and Equipment

The Company records its property and equipment at historical cost. The Company expenses maintenance and repairs as incurred. Upon disposition of fixed assets, the gross cost and accumulated depreciation are written off and the difference between the proceeds and the net book value is recorded as a gain or loss on sale of assets. The Company depreciates its fixed assets over their respective estimated useful lives ranging from three to fifteen years.

Impairment of Long-lived Assets

We review and evaluate the net carrying value of long-lived assets for impairment upon the occurrence of events or changes in circumstances that indicate that the related carrying amounts may not be recoverable.

For purposes of evaluating the recoverability of buildings and equipment, the recoverability test is performed using undiscounted net cash flows related to the assets or asset group. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets or asset group.

For purposes of evaluating the recoverability of mineral interests, this would include events and circumstances such as our inability to obtain all the necessary permits, changes in the legal status of our mineral properties, government actions, the results of exploration activities and technical evaluations and changes in economic conditions, including the price of commodities or input prices. Such evaluations compare estimated future net cash flows with our carrying costs and future obligations on an undiscounted basis.

If it is determined that the estimated future undiscounted cash flows are less than the carrying value of the long-lived asset, an impairment loss will be recorded. Where estimates of future net cash flows are not determinable and where other conditions indicate the potential for impairment, management uses available market information and/or third-party valuation experts to assess if the carrying value can be recovered and to estimate fair value.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

Contracts that meet the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

Going Concern

As shown in the accompanying financial statements, the Company has incurred cumulative operating losses since inception on February 18, 2020. As of December 31, 2023, the Company has limited financial resources with which to achieve its objectives and attain profitability and positive cash flows from operations. As shown in the accompanying balance sheets, the Company has an accumulated deficit of $9,209,720.

Achievement of the Company’s objectives will depend on its ability to obtain additional financing to generate revenue from current and planned business operations.

The Company plans to fund its future operations by potential sales of its common stock or by issuing debt securities. However, there is no assurance that the Company will be able to achieve these objectives, therefore substantial doubt about its ability to continue as a going concern exists.

Provision for Taxes

Income taxes are provided based upon the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all-of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

The Company records uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company is not aware of uncertain tax positions at December 31, 2023 and December 31, 2022.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet, there were no interest and penalties expenses or accrued interest and penalties for the year ended December 31, 2023 and December 31, 2022.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock Based Compensation

Stock based compensation arrangements are accounted for at fair value on the date of grant. For awards with graded vesting, the fair value of each tranche is measured separately and recognized over its respective vesting period on a straight line basis. The Company recognizes forfeitures as they occur.

The fair value of stock options is determined using a Black-Scholes valuation model. Option pricing models require the input of subjective assumptions including the length of time employees will retain their vested stock options before exercising them, expected share price volatility, and interest rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss.

The fair value of other share-based awards is based on the valuation of the common stock on the date of grant. The fair value of time-based awards that are ultimately expected to vest is recognized as an expense on a straight-line basis over the requisite service period.

Asset Retirement Obligations and Remediation Costs

Mineral properties are subject to standards for mine reclamation that have been established by various governmental agencies. Asset retirement obligations are related to the retirement of the mine, if a reasonable estimate of fair value can be determined. These obligations are initially measured at fair value with the resulting cost capitalized at the present value of estimated reclamation costs. An asset and a related liability are recorded for the present value of these costs. The liability is accreted and the asset amortized over the life of the related asset. Adjustments are made for changes resulting from either the timing or amount of the original present value estimate underlying the obligation. If there is an impairment to an asset’s carrying value and a decision is made to permanently close the property, changes to the liability are recognized and charged to the provision for closed operations and environmental matters. The Company had no asset retirement obligations or accrued remediation costs as of December 31, 2023 and 2022.

New Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 3 — MINING EXPLORATION AGREEMENT

On August 20, 2021, the Company, through its subsidiary, entered into a Mining Exploration Agreement and Promise to Incorporate a Company (“SQM Agreement”) with Sociedad Quimica y Mineral De Chile S.A. (“SQM). Pursuant to the SQM Agreement, the Company has the right to perform exploration work on the copper mining rights owned by SQM in the Fiel Rosita District of Chile, comprising approximately 37,755 hectares. The term of the SQM Agreement is six years, subject to earn-in requirements as well as non-reimbursable minimum exploration expense, both detailed

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 3 — MINING EXPLORATION AGREEMENT (cont.)

below. The Company is required to provide a feasibility study for the project to SQM after which the Company and SQM will agree to move ahead in an 80/20 partnership towards development and construction of the project. Lease payments for the property are outlined below:

On June 23, 2023, the SQM Agreement was amended to change the dates of the minimum exploration expenditures, which were previously August 31, to December 31 of each year, and to change to final installment payment to December 31, 2027. Lease payments for the property are outlined below, reflecting the amendment:

On December 28, 2023, the SQM Agreement was amended to change the date of the minimum exploration expenditure, which was previously August 31, 2022 to December 31, 2023, to August 31, 2022 to July 31, 2024 in consideration of payment of $200,000. Lease payments for the property are outlined below, reflecting the amendment:

Annual payments to SQM

Date Due	Amount
Initial payment August 20, 2021 (paid August 20, 2021)	$75,000
August 30, 2022 (paid August 30, 2022)	125,000
August 30, 2023 (paid August 25, 2023)	175,000
August 30, 2024	500,000
August 30, 2025	1,000,000
August 30, 2026	2,000,000
August 30, 2027	6,125,000
Total	$10,000,000

Required minimum work commitments on or prior to each anniversary date are as follows:

Minimum exploration expenditures

Date Due	Amount
From Aug 30, 2021 to Aug 30, 2022	$325,281
From Aug 31, 2022 to July 31, 2024	2,174,719
From January 1, 2024 to December 31, 2024	3,000,000
From January 1, 2025 to December 31, 2025	4,000,000
From January 1, 2026 to December 31, 2026	5,000,000
From January 1, 2027 to December 31, 2027	5,500,000
Total	$20,000,000

Any exploration expenses incurred by KMC in excess of the minimum exploration expense during a given period shall be carried over to the next period, except an excess overall will not be reimbursable to KMC. If KMC falls short of the minimum exploration expense during a given period, it may directly pay the difference to SQM within thirty calendar days of the end of the corresponding period, or it may, only once, increase the minimum exploration expense for the following period. The Company did not meet the minimum exploration expense spending through August 31, 2022 and has elected to increase the minimum exploration expense for the following period. The Company is confident it will meet the minimum exploration expense requirement for the period ending July 31, 2024.

A change in Chilean law scheduled to become effective in January 2024 is expected to increase the maintenance fees on the Fiel Rosita Concessions to approximately $1.4 million annually beginning with the fees due in March of 2025. Prior to this change, annual maintenance fees were approximately $350,000.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 4 — MINERAL INTERESTS

The Company’s mineral interests at December 31, 2023 and December 31, 2022 are as follows:

	December 31 2023	December 31 2022
Chile
Cerro Blanco	$2,216,568	$—
Fiel Rosita (see Note 3)	375,000	200,000
Ivan	100,000	—
US
Bell Copper	650,000	650,000
Soldier Creek	450,000	450,000
Trout Creek	400,000	400,000
Crystal Mountain	297,066	—
	$4,488,634	$1,700,000

Chilean Properties:

Cerro Blanco

On May 1, 2023, the Company purchased all the outstanding shares of Cerro Blanco Titanium, Inc, (“CBT”) a Delaware corporation, for 4,375,000 shares of the Company’s common stock with a fair value of $0.556 per share or $2,432,500 in total. CBT’s assets included its 100% ownership of Gold Express SpA (“GEM Chile”), a Chilean company. The Company acquired CBT from Gold Express Mines, Inc. with which the Company has board directors in common. Directors of the Company collectively own approximately 11% of the outstanding shares of Gold Express Mines, Inc. on the date of the transaction. The transaction was deemed to be an asset acquisition under U.S. GAAP.

The total consideration associated with acquisition has been provisionally allocated to the acquired net assets based on their estimated fair values on the acquisition date as follows:

Cash	$42,900
Prepaid expense and deposits	1,507
Prepaid expense – related party	170,850
VAT credit receivable	1,347
Mineral interests, including mineral and royalty rights	2,216,568
Accounts payable	(672)
$2,432,500

The fair value of the shares of common stock issued was based on the most recent sale of the Company common stock for cash. In 2023, the Company sold units consisting of one share of common stock and one-half warrant to purchase common stock for $1.00 per unit. See “Private Placement” in Note 5. To calculate the fair value of a share of common stock separate from the warrant, the Company determined the fair value of the warrant using the Black Scholes model with the following inputs:

Unit Price	$1.00
Exercise Price	$1.80
Term	5 years
Volatility based on peer companies historical volatility	152.6%
Risk-free interest rate	3.27%

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 4 — MINERAL INTERESTS (cont.)

Based on these inputs, each one-half warrants had an estimated fair value of $0.444. Each share of common stock was deemed to have an estimated fair value of $1.00 less $0.444 or $0.556 per share.

Cerro Blanco mineral interests include 52 mining concessions in Chile. Upon acquiring CBT and the related mining concessions, the Company assumed obligations under an agreement with an unrelated third party associated with future activity including (i) the obligation to pay the third party a royalty of 2% of the NSR from minerals extracted from certain concessions; provided that half of such royalty may be repurchased from the third party for $1,950,000, (ii) the obligation to buy and use at certain concessions water produced from a desalination plant controlled by the third party, and (iii) the obligation to appoint an individual designated by the third party to an advisory committee associated with the Cerro Blanco project, for a monthly fee of $1,500.

A change in Chilean law scheduled to become effective in January 2024 is expected to increase the maintenance fees on the Cerro Blanco Concessions to approximately $318,247 annually beginning with the fees due in March of 2025. Prior to this change, annual maintenance fees were approximately $50,808.

Ivan

On February 9, 2023, the Company entered into an agreement to purchase two mineral concessions for exploration in the Exploradora District of Chile from Manquehue Asesoria Mineras SpA, a company owned by the President of the Company. The Company paid $100,000 for these concessions.

US Properties:

On August 23, 2022, the Company entered into an agreement to purchase 152 unpatented mining claims and assume an existing lease for an additional 54 unpatented mining claims from Gold Express Mines, Inc. with which the Company has board directors in common. Directors of the Company collectively own approximately 7% of the outstanding shares of Gold Express Mines, Inc. on the date of the transaction. The Company issued 1,500,000 shares of common stock with a fair value of $1.00 per share, for a total purchase price of $1,500,000. The following projects were acquired:

Soldier Creek Project

The Soldier Creek claims consist of 73 unpatented mining claims located in Tooele County, Utah. The property’s primary focus is copper. The purchase price of $450,000 was allocated to these claims.

Bell Copper Project

The Bell Copper Annex claims consist of 79 unpatented mining claims located in Mohave County, Arizona. These claims lie to the west of a new copper porphyry discovery made by Bell Copper. The purchase price of $650,000 was allocated to these claims.

Trout Creek Project

The Trout Creek Project consists of 54 unpatented mining claims located in Sanders County, Montana. The claims cover the majority of the mineralized portions of the Revett Formation which outcrop in the north limb of the Trout Creek anticline, comprising deposits of copper and low-silver. The purchase price of $400,000 was allocated to these claims.

The Trout Creek mineral lease requires annual payments of $12,000 and annual maintenance fees beginning in 2023. The Company has a three-year drilling requirement, as defined in the lease agreement. The agreement also provides for a Net Smelter Royalty (“NSR”), on all development and production of ores and minerals extracted,

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 4 — MINERAL INTERESTS (cont.)

milled and sold, if any. At the end of the five-year lease, the Company has the option to purchase the claims for $100,000. The NSR will remain in effect after the execution of this purchase option. The lessor and the Company have a director in common.

Crystal Mountain

On August 21, 2023, the Company purchased the Crystal Mountain Colorado Pegmatite Project from Critical Minerals Corp., which is controlled by Sarah Cuddy, the wife of the President of the Company and Enrique Correa, the Company’s Chilean Manager. The project consists of 64 unpatented mining claims located in the Fort Collins area in Larimer County, Colorado. The Company paid $182,500 in cash and granted the following options:

•        125,000 at a exercise price of $5.00 for a term of five years

•        125,000 at a exercise price of $10.00 for a term of five years

•        12,500 at a exercise price of $5.40 for a term of three years

•        To calculate the fair value the options the Company determined the fair value using the Black Scholes model with the following inputs:

Unit Price	$0.556	0.556	0.556
Exercise Price	$5.00	10.00	5.40
Term	5 years	5 years	3 years
Volatility based on peer companies historical volatility	162.14%	162.14%	122.06%
Risk-free interest rate	4.4%	4.4%	4.63%
Estimated fair value per option	$.4624	.4344	.0776
Fair value	$57,800	54,300	2,470

The unit price was based on the most recent cash sale of the Company’s common stock. See Cerro Blanco discussion above.

NOTE 5 — STOCKHOLDERS’ EQUITY

Upon formation the authorized capital of the Company was 220,000,000 shares consisting of 200,000,000 shares of common stock, par value $0.001 and 20,000,000 shares of preferred stock, par value $0.001.

Preferred Stock

The Preferred Stock may be issued, from time to time, in one or more series as determined by the Board of Directors. The designations, voting rights, amounts of preference upon distribution of assets, rates of dividends, premiums of redemption, conversion rights and other variations, if any, the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock, and of each series thereof, are fixed by the Board of Directors in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock.

At December 31, 2023 and December 31, 2022, there have been no series of Preferred Stock designated.

Common Stock

Each holder of Common Stock is entitled to one vote per share for matters submitted to a vote, and to receive dividends if and when declared, however, subject to any limitations contained in the features of the Preferred Stock. Upon liquidation or winding down of the Company, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Company after distribution in full of the preferential amounts, if any, to be distributed to the holders of the Preferred Stock.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 5 — STOCKHOLDERS’ EQUITY (cont.)

During the year ended December 31, 2023, the Company had the following equity transactions:

•        Issued 227,500 shares of common stock that were included in “to be issued” at December 31, 2022;

•        Issued 2,925,000 common stock units for cash, net of offering costs in the amount of $2,544,750 (see description under “Private Placement” below);

•        Issued 4,375,000 shares of common stock for the acquisition of a Cerro Blanco Titanium, Inc valued at $0.556 per share or $2,432,500;

•        Issued 1,688,883 shares of common stock upon the exercise of 1,688,883 warrants for $3,039,990 in cash. Issuance costs incurred associated with the exercise were $303,990 in cash and $706,852 for the fair value of inducement warrants issued with each exercise (see “Warrants” below). Net cash proceeds were $2,736,000.

•        Recorded 244,057 shares of common stock for services valued at $135,696 as “to be issued”, which can be terminated after March 15, 2024 for cause. 25% of the shares of common stock vest immediately, 25% vest in three months, 25% in six months and 25% vest in twelve months.

During the year ended December 31, 2022, the Company issued the following shares of common stock:

•        310,000 shares of common stock that were included in “to be issued” at December 31, 2021.

•        1,969,000 shares of common stock for cash in the amount of $1,969,000;

•        1,500,000 shares of common stock for mineral properties and leases with a fair value of $1,500,000;

•        150,000 shares of common stock for services with a fair value of $150,000; and

•        1,091,100 common stock units for net cash of $919,257 (see description under “Private Placement” below).

In addition, at December 31, 2022, the Company had $198,250 in common stock presented as “to be issued” in the equity section of the balance sheet as follows:

•        $174,000 for 200,000 common stock units under the Private Placement, which were issued on February 15, 2023,

•        A subscription receivable of $21,750 for 25,000 shares of common stock units under the Private Placement. The cash was received on January 3, 2023 and the shares were issued on February 10, 2023, and

•        $2,500 for 2,500 shares of common stock received in 2021 were issued on February 10, 2023.

Private Placement:

On August 30, 2022, the Company had an offering (the “Private Placement”) for sale of up to 6,000,000 additional shares of common stock (may be increased up to 7,000,000 shares) at $1.00 per share, and one-half (1/2) of a five-year warrant (“Placement Warrants”). Each full Placement Warrant has the ability to purchase one share of Common Stock for a Placement Warrant exercise price of $1.80 per share of Common Stock. As of December 31, 2022, a total of 1,316,100 units have been sold for a total of $1,115,007, net of related fees and commissions. Of this total, 1,091,100 shares were issued in the 2022 and 225,000 were issued in early 2023.

The Company engaged an investment company (“Investment Company”) who assisted the Company in arranging the Private Placement. The Company paid the Investment Company a 13% cash commission on the gross proceeds through December 31, 2022 in the amount of $171,093, plus a $25,000 placement fee from the proceeds of the first

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 5 — STOCKHOLDERS’ EQUITY (cont.)

closing for a total of $196,093. In addition, at the date of the final closing, the Investment Company will be issued warrants to purchase 15% of the total number of common stock sold in the Offering. These warrants will have an exercise price equal to the price at which Common Stock shares are sold in the Offering and will expire ten years from their issuance. As of December 31, 2022, the Investment Company had earned 197,400 warrants, which were issued on February 23, 2023.

On September 8, 2022, the Company entered into a separate agreement with the Investment Company to provide business advisory and consulting services associated with the private placement through January 31, 2023. As compensation for the services, the Company issued warrants totaling 875,000 shares of the Company’s Common Stock at $1.00 per share which will expire ten years from issuance during the year ended December 31, 2022.

Warrants

The following is a summary of stock purchase warrant activity for the years ended December 31, 2023 and 2022:

		Weighted Avg Price	Weighted Avg Life
December 31, 2021	—	$—
Issued for:
Private placement of units	658,050	1.80
Placement agent – services	875,001	1.00
Exercised	—
Forfeited or Expired	—
December 31, 2022	1,533,051	$1.36	8.29
Issued for:
Private placement of units	1,462,500	1.80
Placement agent – commission	636,168	1.00
Inducement to exercise	1,688,884	2.40
Exercised	(1,688,884)
Forfeited or Expired	—
December 31, 2023	3,631,720	1.89	5.76

Through December 31, 2023, the Company received $3,039,990 in cash upon the exercise of these warrants. The Company pays a 10% commission on all cash received upon the exercise of warrants to the Investment Company. The net cash received by the Company was $2,736,000.

From June 2023 to November 2023, in order to induce the exercise of outstanding warrants, the Company agreed, upon the exercise of such warrants, to issue a new warrant to purchase one share of the Company’s common stock at an exercise price of $2.40 for a period of four years of the date of issuance. The exercise price could be reduced to $1.80 and the expiration price extended one year as follows:

•        In the event that either (i) the Company does not close a planned stock offering on or prior to April 30, 2024; or (ii) our shares of common stock or other equity securities of the Company are not registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act; and

•        The Company’s common stock or other equity securities are not listed on the Nasdaq Stock Market LLC or the NYSE American by April 30, 2024.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 5 — STOCKHOLDERS’ EQUITY (cont.)

The fair value of the inducement warrants to be issued in connection with warrants exercised was $706,852. The Company determined the fair value using the Black Scholes model with the following inputs:

Unit Price	$0.556
Exercise Price	$2.40
Term	4 Years
Volatility	133% – 150%
Risk-free interest rate	4.68% – 4.72%

For the year ended December 31, 2023, the fair value of the inducement warrants represents an incremental cost directly attributable to the exercise of existing warrants and resulted in a decrease of $706,852 in the overall proceeds recognized for the exercise. The issuance of the inducement warrants increased additional paid in capital by the same amount. The overall impact on total equity was nil.

Stock Options

During the year ended December 31, 2021, the Company granted 1,400,000 stock options to officers and directors with a fair value of $1,308,319 and 50,000 stock options for services with a fair value of $38,569. Of the total 1,450,000 options granted during the period, 250,000 vested immediately. The remaining 1,200,000 options vest over a two-year period from date of grant. At December 31, 2023, 250,000 of these options expired. During the years ended December 31, 2023 and 2022, stock based compensation of $56,758 and $500,525, respectively, was recognized on the vesting of these options.

During the year ended December 31, 2023, the Company issued 262,500 options in connection with its acquisition of the Crystal Mountain mineral interest. See Note 4.

The following is a summary of stock option activity for the years ended December 31, 2023 and 2022:

	Issued	Weighted Avg Price	Weighted Avg Life (in years)
Outstanding December 31, 2021	1,450,000	$1.16	5.9
Granted	—
Exercised	—
Forfeited or expired	—
Outstanding December 31, 2022	1,450,000	$1.16	4.1
Granted (See Note 4)	262,500	$5.00	4.9
Exercised	—
Forfeited or expired	(250,000)
Outstanding December 31, 2023	1,462,500	2.32	4.69
Vested and exercisable at December 31, 2023	1,462,500	$2.32	4.69

The options have no intrinsic value as of December 31, 2023 and 2022.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 6 — INCOME TAXES

No benefit (provision) has been recognized for the years ended December 31, 2023 and 2022. The United States and Chile components of net loss for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
United States	(1,702,427)	(1,512,271)
Chile	(3,211,852)	(1,175,097)
Net loss	(4,914,279)	(2,687,368)

Reconciliation of the statutory federal income tax rates consists of the following:

	2023	2022
Federal statutory rate	21.0%	21.0%

Non-deductible item: stock based compensation	(0.2)%	(3.9)%
Change in valuation allowance	(20.8)%	(17.1)%
	—%	—%

Significant components of the deferred tax assets at an anticipated tax rate of 21% for the period of December 31, 2023 to December 31, 2022 are as follows:

	2023	2022
Deferred tax asset
Net operating loss	$1,651,195	$631,115
	1,651,195	631,115
Valuation allowance	(1,651,195)	(631,115)
Net deferred tax asset	$—	$—

At December 31, 2023, the Company had available federal net operating loss carry forwards to reduce future taxable income. The amount available was approximately $3.0 million for federal purposes, with no expiration which are subject to an 80% limitation upon utilization. Given the Company’s history of net operating losses, management has determined that it is more likely than not that the Company will not be able to realize the tax benefit of the net operating loss carry forwards. Accordingly, the Company has recognized a valuation allowance that offsets the deferred tax asset for this benefit. The amount of the valuation allowance could be reduced in the near-term if estimates of future benefits and consolidated taxable income, based on subsequently available evidence, can be deemed to be reliable in order to determine the likelihood of realizing the deferred tax asset. The change in the valuation allowance during the years ended December 31, 2023 and 2022 was $1,020,080 and $459,237, respectively.

The Company files income tax returns in the U.S. federal jurisdiction. The Company is also subject to state filing requirements and files respective tax returns accordingly. Additionally, a Chilean tax return is filed for the respective activities of KMC Chile. Tax returns for the years 2020-2022 remain subject to examinations but there are currently no ongoing exams in any taxing jurisdiction.

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 7 — RELATED PARTY TRANSACTIONS

In addition to transactions disclosed in Note 4, the Company has the following additional related party transactions.

For the years ended December 31, 2023 and 2022, the Company recognized directors’ fees and officers’ fees expense as follows.

	December 31, 2023
	2023	2022
Paid in cash or accrued	$493,900	$414,000
Stock based compensation	56,758	500,525
	$550,658	$914,525

The Company’s board of directors established director fees and officer compensation as follows:

•        Each director that is not an officer and the Vice President of Corporate Affairs/Corporate Secretary of the Company: $2,500 to $5,000 per month,

•        President of the Company: $180,000 per year, and

•        Chief Financial Officer $7,500 per month.

•        General Manager of KM Chile: $144,000 per year.

As of December 31, 2023, the Company has no separate employment nor severance agreements with any officers or directors.

On July 16, 2020, the Company received $1,237 from an officer and director, this amount is recorded as an accrued liability at December 31, 2023 and 2022.

During the years ended December 31, 2023 and 2022, KM Chile recognized legal expense of $66,750 and $22,607, respectively from Chile Inc, a company owned by a relative of the Company’s President,

During the years ended December 31, 2023 and 2022, the Company recognized $70,759 and $73,398, respectively for consulting fees to the wife of the Company’s president.

During the years ended December 31, 2023 and 2022, the Company recognized accounting fees of $53,628 and $26,010, respectively to a company owned by the President.

With the acquisition of CBT on May 1, 2023 (Note 4), the Company assumed a contract with Manquehue Asesorías Mineras SpA (“MAM Chile”), a Chilean company, which is wholly owned by the Company’s president. Under the contract, MAM Chile is to provide geological, metallurgical, engineering, legal and property maintenance services for a fixed period of seven months at $56,000 per month. The former owner of CBT advanced $397,036 to MAM Chile prior to the acquisition of CBT by the Company. The balance of the prepaid amount was $170,850 on the date the Company acquired CBT. Activity associated with this prepayment for the period from acquisition to September 30, 2023 is as follows:

Balance acquired on May 1, 2023	$170,850
Additional prepayment in June 2023	16,210
Consulting expense recognized for the period from acquisition to September 30, 2023	(187,060)
Balance at December 31, 2023	$—

KEY MINING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 7 — RELATED PARTY TRANSACTIONS (cont.)

From the date of acquisition to September 30, 2023, $187,060, respectively, in exploration expense, respectively, associated with this contract. As of September 30, 2023, the Company has no further obligations with MAM Chile.

NOTE 8 — SUBSEQUENT EVENTS

The Company is not aware of any subsequent events through the date of this filing that require disclosure or recognition in these financial statements.

              Shares
Common Stock

__________________________________

PRELIMINARY PROSPECTUS

__________________________________

Sole Book-Running Manager

EF HUTTON LLC

            , 2024

Through and including            , 2024 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Key Mining Corp., or the Registrant, in connection with the sale of our common stock being registered. All amounts are estimates except for the SEC, registration fee, FINRA filing fee, and NYSE American initial listing fee.

Item	Amount
SEC registration fee	$1,698
FINRA filing fee	$2,225
NYSE American initial listing fee	$60,000
Printing expenses	$30,000
Legal fees and expenses	$600,000
Accounting fees and expenses	$100,000
Transfer agent fees and expenses	$5,000
Miscellaneous expenses	$51,077
Total	$850,000

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the DGCL, our amended and restated certificate of incorporation and amended and restated bylaws, to be in effect immediately prior to the closing of this offering, will limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•        any breach of the director’s duty of loyalty to us or our stockholders;

•        any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        any act related to unlawful stock repurchases, redemptions, or other distributions or payment of dividends; or

•        any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation will authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the DGCL, our amended and restated bylaws will provide that:

•        we may indemnify our directors, officers, and employees to the fullest extent permitted by the DGCL, subject to limited exceptions;

•        we may advance expenses to our directors, officers, and employees in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•        the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide for the indemnification provisions described above and elsewhere herein. We have entered into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of the Company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all unregistered securities sold by us since our inception on February 18, 2020. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Sales of Common Stock and/or Warrants

2021 Initial Financing

From June 2, 2021 to August 26, 2021, we entered into subscription agreements with various investors, including certain of our directors and consultants, pursuant to which we issued an aggregate of 3,250,000 shares of our common stock at a purchase price per share equal to $0.004, resulting in gross proceeds to us of $13,000.

2021/2022 Financing

From August 31, 2021 to October 13, 2022, we entered into securities purchase agreement with various investors, pursuant to which we issued an aggregate of 3,856,500 shares of our common stock at a purchase price per share equal to $1.00, resulting in gross proceeds to us of $3,856,500.

2022/2023 Financing

From October 14, 2022 to February 17, 2023, we entered into securities purchase agreement with various investors, pursuant to which we issued (i) an aggregate of 4,241,100 shares of our common stock at a purchase price per share equal to $1.00, resulting in gross proceeds to us of $4,241,100, and (ii) warrants, or the Investor Warrants, to purchase an aggregate of 2,120,500 shares of our common stock. Each Investor Warrant had an exercise price of $1.80 per share, was immediately exercisable and can be exercised at any time after their original issuance until the five-year anniversary of the date of original issuance.

In connection with that offering, we issued warrants to the placement agent to purchase up to 1,511,150 shares of our common stock. Each warrant had an exercise price of $1.00 per share, was immediately exercisable and can be exercised at any time after their original issuance until the 10-year anniversary of the date of original issuance.

Additional Warrants

From June 2023 to November 2023, in order to induce the exercise of outstanding Investor Warrants, we agreed, upon the exercise of such Investor Warrants, to issue a new warrant to purchase one share of our common stock at an exercise price of $2.40 per share for a period of four years of the date of issuance; provided however, in the event that (A) either (i) we do not close this offering on or prior to April 30, 2024; or (ii) our shares of common stock or other equity securities of the Company are not registered under Section 12(b) of the Exchange Act by April 30, 2024, and (B) our common stock or other equity securities are not listed on the Nasdaq Stock Market LLC or the NYSE American by April 30, 2024, then the exercise price of the new warrants shall be reduced to $1.80 per share and the expiration date of such warrants shall be extended by one year. We received $3,039,989 in gross proceeds in connection with these warrant exercises, and we issued new warrants to purchase an aggregate of 1,688,884 shares of our common stock.

Equity Awards

Since February 20, 2020, we have granted stock options to directors and consultants, covering an aggregate of 1,712,500 shares of our common stock, having a weighted average exercise price of $2.12 per share, in connection with services provided to us by such parties.

Consulting Agreement

In December 2023, we entered into a consulting agreement (the “2023 Consulting Agreement”) with Kingdom Building, Inc. (“KBI”) pursuant to which KBI will provide certain investor relations services to us. As compensation for the services to be provided under the consulting agreement, we issued to KBI 244,057 shares of our common stock.

In April 2024, we entered into a new letter agreement with KBI (the “2024 Letter Agreement”), replacing the 2023 Consulting Agreement. Pursuant to the 2024 Letter Agreement, KBI will provide certain investor relations services to us. Pursuant to the Letter Agreement, we will pay $100,000 (the “Retainer”) to KBI on or before June 15, 2024, and will issue an aggregate of 707,943 shares (the “KBI Shares”) on June 15, 2024, 176,985 of which will vest upon issuance and 176,986 of which will vest on September 15, 2024, January 15, 2025 and May 15, 2025. If the 2024 Letter Agreement is terminated for any reason on or before May 14, 2024, the Company shall have no obligation to pay any portion of the unpaid Retainer. If the 2024 Letter Agreement is terminated for any reason on or before May 14, 2024, no KBI Shares will be issued to KBI. If the Company terminates the 2024 Letter Agreement on or after May 15, 2024 other than for Cause (as defined in the 2024 Letter Agreement), the Shares shall continue to vest in accordance with the vesting schedule set forth above. If the 2024 Letter Agreement is terminated for Cause, all unvested Shares will be forfeited.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)    Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit Number	Exhibit description
1.1*	Form of Underwriting Agreement.
2.1*	Asset Purchase Agreement dated July 29, 2022, by and between Key Mining Corp. and Gold Express Mines, Inc.
2.2*	Share Purchase Agreement dated April 20, 2023, by and between Gold Express Mines, Inc. and Cerro Blanco Titanium, Inc.
2.3*	Share Purchase Agreement dated May 1, 2023, by and between Key Mining Corp. and Gold Express Mines, Inc.
2.4*	Share Purchase Agreement dated May 9, 2023, by and between Cerro Blanco Titanium, Inc. and Key Mining Corp.
2.5*	Asset Purchase Agreement dated August 21, 2023, by and between Critical Minerals Corp. and Key Mining Corp.

Exhibit Number	Exhibit description
3.1*	Certificate of Incorporation, as currently in effect.
3.2*	Certificate of Amendment to Certificate of Incorporation.
3.3*	Certificate of Amendment to Certificate of Incorporation.
3.4*	Certificate of Amendment to Certificate of Incorporation.
3.5*	Certificate of Amendment to Certificate of Incorporation.
3.6*	Certificate of Amendment to Certificate of Incorporation.
3.7*	Form of Amended and Restated Certificate of Incorporation, which will become effective immediately prior to the closing of this offering.
3.8*	Bylaws, as currently in effect.
3.9*	Amended and Restated Bylaws, which will become effective immediately prior to the closing of this offering.
4.1*	Specimen Common Stock Certificate of Registrant.
4.2*	Form of Investor Warrant.
4.3*	Form of Advisor Warrant.
4.4*	Form of Broker Warrant.
5.1*	Opinion of Troutman Pepper Hamilton Sanders LLP.
10.1*•	Form of Indemnification Agreement by and between the Registrant and its individual directors and officers.
10.2*•	2023 Omnibus Incentive Compensation Plan.
10.3*•	Form of Incentive Stock Option Grant Notice and Award Agreement, under the 2023 Omnibus Incentive Compensation Plan.
10.4*•	Form of Non-Qualified Stock Option Grant Notice and Award Agreement, under the 2023 Omnibus Incentive Compensation Plan.
10.5*•	Form of Restricted Stock Unit Grant Notice and Award Agreement, under the 2023 Omnibus Incentive Compensation Plan.
10.6*•	Form of Restricted Stock Grant Notice and Award Agreement, under the 2023 Omnibus Incentive Compensation Plan.
10.7*•	2023 Employee Stock Purchase Plan.
10.8*•	Form of Executive Employment Agreement, by and between the Registrant and Cesar A. López Alarcón, which will become effective at the closing of this offering.
10.9*•	Form of Executive Employment Agreement, by and between the Registrant and John Ryan, which will become effective at the closing of this offering.
10.10*•	Form of Executive Employment Agreement, by and between the Registrant and Patrick McGrath, which will become effective at the closing of this offering.
10.11*•	Consulting Agreement dated January 1, 2022, by and between the Registrant and Cesar A. López Alarcón.
10.12*•	Nonqualified Stock Option Agreement dated September 13, 2021, by and between Key Mining Corp. and Enrique Correa.
10.13*•	Nonqualified Stock Option Agreement dated September 13, 2021, by and between Key Mining Corp. and Howard Crosby.
10.14*•	Nonqualified Stock Option Agreement dated September 13, 2021, by and between Key Mining Corp. and John Ryan.
10.15*•	Nonqualified Stock Option Agreement dated September 13, 2021, by and between Key Mining Corp. and César A. López Alarcón.
10.16*•	Service Agreement dated October 1, 2021, by and between Key Mining Corporation Chile SpA and Inversiones ZT Financial Group SpA.
10.17*	Service Agreement December 30, 2021, by and between Key Mining Corporation Chile SpA and Reinaldo Ulises Reyes Gonzalez.
10.18*	Service Agreement January 13, 2023, by and between Gold Express Mines SpA and Andrew Sloop.
10.19*	Mining Claim Lease dated August 1, 2022, by and between Lightning Creek Resources Corp. and KM Holdings USA, Inc.

Exhibit Number	Exhibit description
10.20*	Assignment Agreement dated August 31, 2022, by and between Key Mining Corp. and KM USA Holdings, Inc.
10.21*	Mining Exploration Agreement and Unilateral Promise to Incorporate a Company dated August 30, 2021, by and between Key Mining Corporation Chile SpA and Sociedad Química y Minera de Chile S.A.
10.22*

Amendment to a Mining Exploration Agreement and Unilateral Promise to Incorporate a Company dated July 27, 2022, by and between Key Mining Corporation Chile SpA and Sociedad Química y Minera de Chile S.A.

10.23*

Second Amendment to a Mining Exploration Agreement and Unilateral Promise to Incorporate a Company dated June 23, 2023, by and between Key Mining Corporation Chile SpA and Sociedad Química y Minera de Chile S.A.

10.24*

Third Amendment to the Mining Exploration Agreement and Unilateral Promise to Incorporate a Company, dated December 18, 2023, between Key Mining Corporation Chile SpA and Sociedad Química y Minera de Chile S.A.

10.25*	Agreement to Purchase Mining Claims dated January 3, 2023, by and between Manquehue Asesorías Mineras SpA and Gold Express Mines SpA.
10.26*	Agreement to Purchase Mining Claims dated January 18, 2023, by and between Manquehue Asesorías Mineras SpA and Gold Express Mines SpA.
10.27*	Agreement to Purchase Mining Claims dated May 4, 2023, by and between Gold Express Mines SpA and Ignacio Joaquín López Alarcón.
10.28*	Amendment to the Royalty on Mining Claims dated July 4, 2023, by and between White Mountain Minerals SpA and Gold Express Mines SpA.
10.29*	Form of Subscription Agreement among the Registrant and the investors named therein.
10.30*	Form of Securities Purchase Agreement among the Registrant and the investors named therein.
10.31*	Form of Securities Purchase Agreement among the Registrant and the investors named therein.
10.32*	Service Agreement, dated January 1, 2023, by and between Gold Express Mines SpA and Manquehue Asesorías Mineras SpA.
10.33*	Letter Agreement, dated April 11, 2024, by and between Kingdom Building, Inc. and Key Mining Corp.
16.1*	Letter from Assure CPA, LLC to the SEC, dated April 12, 2024.
21.1*	Subsidiaries of Key Mining Corp.
23.1*	Consent of Assure CPA, LLC, an Independent Registered Public Accounting Firm.
23.2*	Consent of BF Borgers CPA PC
23.3*	Consent of Troutman Pepper Hamilton Sanders LLP (included in Exhibit 5.1).
23.4*	Consent of Qualified Person with respect to the Fiel Rosita Project Technical Report Summary
23.5*	Consent of Qualified Person with respect to the Cerro Blanco Project Technical Report Summary
24.1*	Power of Attorney (included on the signature page to this registration statement).
96.1*	S-K 1300 Technical Report Summary for the Cerro Blanco Rutile Titanium Bearing Mineral Deposit, Region III, Atacama, Chile.
96.2*	S-K 1300 Initial Assessment Technical Report Summary for the Fiel Rosita Copper-Molybdenum-Gold-Silver-Zinc Poly Metallic Mineral Deposit, Region III, Atacama, Chile.
99.1*	Consent of Kelly Earle to be named as a director upon the effectiveness of the registration statement.
99.2*	Consent of Timothy Rand McCutcheon to be named as a director upon the effectiveness of the registration statement.
107*	Filing Fee Table.

____________

*        Previously filed.

•         Indicates management contract or compensatory plan.

(b)    Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.      For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on April 22, 2024.

KEY MINING CORP.
By:	/s/ Cesar A. López Alarcón
Name:	Cesar A. López Alarcón
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Cesar A. López Alarcón	President, Chief Executive Officer and Director	April 22, 2024
Cesar A. López Alarcón	(Principal Executive Officer)
/s/ Patrick McGrath	Chief Financial Officer	April 22, 2024
Patrick McGrath	(Principal Financial Officer and Principal Accounting Officer)
*	Country Manager (KM Chile) and Director	April 22, 2024
Enrique Correa
*	Director	April 22, 2024
Howard Crosby
*	Director	April 22, 2024
John May
*By:	/s/ Cesar A. López Alarcón
Cesar A. López Alarcón Attorney-in-fact